As filed with the Securities and Exchange Commission on June 22, 2015

Registration Number 333-203006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
Form S-1/A
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

CRYOPORT, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	3086	88-0313393
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20382 Barents Sea Circle,
Lake Forest, CA 92630
(949) 470-2300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Principal Executive Offices)

Robert Stefanovich
Chief Financial Officer
20382 Barents Sea Circle,
Lake Forest, CA 92630
(949) 470-2300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Anthony Ippolito, Esq.
Snell & Wilmer L.L.P.
600 Anton Boulevard, Suite 1400
Costa Mesa, California 92626
Tel: (714) 427-7000
Fax: (714) 427-7799

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Units(2)	$15,000,000		$1,743
Common stock, $0.001 par value per share, included in the units		(4)		(4)
Warrants, included in the units		(4)		(4)
Common stock, $0.001 par value per share, underlying the warrants included in the units(3)	$16,500,000		$1,917
Units, issuable upon exercise of the representative of the underwriters’ over-allotment(2)	$2,250,000		$261
Common stock, $0.001 par value per share, included in the units issuable upon exercise of the representative of the underwriters’ over-allotment		(4)		(4)
Warrants, included in the units issuable upon exercise of the representative of the underwriters’ over-allotment		(4)		(4)
Common stock, $0.001 par value per share, underlying the warrants included in the units issuable upon exercise of the representative of the underwriters’ over-allotment(3)	$2,475,000		$288
TOTAL	$36,225,000		$4,209	(5)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Each unit consists of one share of common stock, $0.001 par value per share and one warrant to purchase one share of common stock, $0.001 par value per share.
(3)	Pursuant to Rule 416, the registrant is also registering an indeterminate number of additional shares of common stock that are issuable by reason of the anti-dilution provisions of the warrants.
(4)	Included in the price of the units. No fee required pursuant to Rule 457(g) under the Securities Act.
(5)	$4,209 has already been paid.

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE , 2015

1,953,125 Units

This is a firm commitment public offering of 1,953,125 units. Each unit consists of one share of our common stock, $0.001 par value, and one warrant to purchase one share of our common stock at an exercise price of 110% of the public offering price of one unit in this offering. The common stock and warrants are immediately separable and will be issued separately. The offering also includes the shares issuable from time to time upon exercise of the warrants.

Our common stock is currently traded on the OTC Bulletin Board under the symbol CYRX. On May 19, 2015, we effected a reverse stock split on a 12-to-1 basis. On June 10, 2015, the last reported sale price for our common stock was $7.68 per share. We received conditional approval to list our common stock and warrants on the NASDAQ Capital Market under the symbols “CYRX” and “CYRXW”, respectively, subject to the satisfaction of certain conditions and meeting all of the NASDAQ Capital Market listing standards on the date of this offering. Such listing, however, is not guaranteed.

Investing in our common stock and warrants involves a high degree of risk. Please read “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock and warrants.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per unit	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before offering expenses, to us(2)	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering (or $150,000) payable to Aegis Capital Corp., the representative of the underwriters. See “Underwriting” for a description of compensation payable to the underwriters.
(2)	We estimate that the total expenses of this offering will be approximately $350,000, consisting of $150,000 for the underwriter’s non-accountable expense allowance (equal to 1% of the gross proceeds of this offering) and $200,000 for legal, accounting, printing costs and various fees associated with the registration and listing of our shares of common stock and warrants.

We have granted a 45-day option to the representative of the underwriter to purchase 292,969 units to be offered by us solely to cover over-allotments, if any. If the underwriters exercise their right to purchase additional units to cover over-allotments, we estimate that we will receive gross proceeds of $2,250,000 from the sale of 292,969 shares of units being offered at an assumed public offering price of $7.68 per unit and net proceeds of $2,092,500 after deducting $157,500 for underwriting discounts and commissions. The units issuable upon exercise of the underwriter option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

In connection with this offering, we have also agreed to issue to Aegis Capital Corp., the underwriters’ representative, a warrant to purchase up to 4% of the shares of common stock included in the units sold (or 78,125 shares based on 1,953,125 units). If the underwriters’ representative exercises this warrant, each share of common stock may be purchased at $10.56 per share (137.5% of the price of the units sold in this offering), commencing on a date that is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement.

The underwriters expect to deliver our shares of common stock and warrants to purchasers in this offering on or about [*], 2015.

Sole Book-Running Manager

Aegis Capital Corp.

Co-Manager

Feltl and Company, Inc.

The date of this prospectus is _____, 2015

cryoport

CRYOPORT EUROPE
Rotterdam,
The Netherlands
CRYOPORT USA
Lake Forest, CA
CRYOPORT ASIA
Singapore

UNLOCK THE POTENTIAL

Tools for Custom Cryogenic Logistics Solutions.

We combine the technology of liquid nitrogen dry vapor shippers with the most advanced Logistics Management Platform in the industry to replace outdated dry ice shipping.

Packaging
Liquid Nitrogen Dry Vapor Shippers
Information Technology
Proprietary Logistics Management Platform
Logistics Expertise
Expertise and System Support

Full Spectrum of Customer Driven Cryogenic Logistics Solutions

Dry Shipper
cryoport

The custom built shipper features an LN2 dry shipper for maximum stability, reliability and safe frozen shipping at cryogenic temperatures.

Cryoport Express® Shipper

Non-toxic nitrogen vapor
Custom designed, light weight aircraft grade aluminum
Vapor plug
Retention calcium silicate
Specimen chamber holds up for 75 vials -150 °C for up to 10 days
Impervious to external heat
Packaged for Re-use

Powered By Cryoport

powered by cryoport

FedEx

- Branded as 'FedEx® Deep Frozen'
- Integrated with Cryoportal™
- FedEx-Branded Cryoportal™ for Customers
- Renewed Jan 2013
- Sales & Marketing Rolled Out

DHL

- Included in 'DHL ThermoNet'
- Integrated with Cryoportal™
- DHL-Branded Cryoportal™ for Customers
- Announced July 2014
- Sales, Marketing & Training in Process

UPS

- Branded as 'UPS Temp True® Cryo'
- Integrated with Cryoportal™
- UPS-Branded Cryoportal™ for Customers
- Announced November 2014
- Sales, Marketing & Training in Process

Cryogenic Logistics For The Life Sciences Industry

Cryoport delivers a multitude of cryogenic logistics solutions for the life sciences.

Packaging

Powered by liquid nitrogen dry vapor shippers validated to maintain -150° C for 10 days for maximum stability, reliability and safe frozen shipping at cryogenic temperatures.

Information Technology

The Cryoportal™ Logistics Management Platform is the most advanced web portal designed for managing cold chain logistics for the life sciences industry.

Logistics Expertise

Expertise in cryogenic logistics for the life sciences industry and seamless transportation of shipments around the globe on a 24/7 basis, from “turnkey” to fully outsourced.

Data & Archival Information

Complete data monitoring and tracking available on every shipment including chain-of-custody and chain-of-condition.

Supporting Clients Globally

You may only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock and the warrants offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock or warrants in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information incorporated by reference to this prospectus is correct as of any time after its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our shares of common stock and warrants. You should read this entire prospectus carefully, especially the risks of investing in our common stock and warrants discussed under “Risk Factors” beginning on page 10 and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Cryoport, Inc. is referred to throughout this prospectus as “Cryoport,” “Company,” “we” or “us.”

Unless otherwise indicated, all historical and pro forma common stock and per share data in this prospectus have been retroactively restated to the earliest period presented to account for the 12-to-1 reverse stock split effectuated on May 19, 2015.

Overview

Cryoport is a leading provider of cryogenic logistics solutions to the life sciences industry through its purpose-built proprietary packaging, information technology and specialized cold chain logistics expertise. We provide leading edge logistics solutions for biologic materials such as immunotherapies, stem cells, CAR-T cells, and reproductive cells for clients worldwide including points-of-care, CRO’s, central laboratories, biopharmaceuticals, contract manufacturing, health centers and university research. Our packaging is built around our proprietary Cryoport Express® liquid nitrogen dry vapor shippers, which are validated to maintain a constant -150°C temperature for a ten day dynamic shipment duration. Our information technology centers on our CryoportalTM Logistics Management Platform, which facilitates management of the entire shipment process.

We view our solutions as disruptive to “older technologies” such as dry ice, in that our solutions provide reliable, economic alternatives to existing solutions and services utilized for frozen shipping in life sciences, including immunotherapies, stem cells, cell lines, vaccines, diagnostic materials, semen, eggs, embryos, cord blood, bio-pharmaceuticals, infectious substances and other items that require continuous exposure to frozen or cryogenic temperatures.

Our Cryoport Express® Solutions include a sophisticated cloud-based logistics operating platform, which is branded as the CryoportalTM. The CryoportalTM supports the management of the entire shipment and logistics process through a single interface, including initial order input, document preparation, customs clearance, courier management, shipment tracking, issue resolution, and delivery. In addition, it provides unique and incisive information dashboards and validation documentation for every shipment. The CryoportalTM records and retains a fully documented “chain-of-custody” and, at the client’s option, “chain-of-condition” for every shipment, helping ensure that quality, safety, efficacy, and stability of shipped commodities are maintained throughout the process. This recorded and archived information allows our clients to meet exacting requirements necessary for scientific work and for proof of regulatory compliance during the logistics phase.

The branded packaging for our Cryoport Express® Solutions includes our liquid nitrogen dry vapor shippers, the Cryoport Express® Shippers. The Cryoport Express® Shippers are cost-effective and reusable cryogenic transport containers (our standard shipper is a patented vacuum flask) utilizing an innovative application of “dry vapor” liquid nitrogen (“LN2”) technology. Cryoport Express® Shippers are International Air Transport Association (“IATA”) certified and validated to maintain stable temperatures of minus 150°C and below for a 10-day dynamic shipment period. The Company currently features three Cryoport Express® Shippers: the Standard Dry Shipper (holding up to 75 2.0 ml vials), the High Volume Dry Shipper (holding up to 500 2.0 ml vials) and the recently introduced Cryoport Express® CXVC1 Shipper (holding up to 1,500 2.0 ml vials). In addition, we assist clients with internal secondary packaging as well (e.g., vials, canes, straws, plates, etc.)

Our most used solution is the “turnkey” solution, which can be accessed directly through our cloud-based CryoportalTM or by contacting Cryoport Client Care for order entry. Once an order is placed and cleared, we ship a fully charged Cryoport Express® Shipper to the client who conveniently loads its frozen commodity into the inner chamber of the Cryoport Express® Shipper. The customer then closes the shipper package and reseals the shipping box displaying the next recipient’s address (“Flap A”) for pre-arranged carrier pick up. Cryoport arranges for the pick-up of the parcel by a shipping service provider, which is designated by the client or chosen by Cryoport, for delivery to the client’s intended recipient. The recipient simply opens the shipper package and removes the frozen commodity that has been shipped. The recipient then reseals the package, displaying the nearest Cryoport Operations Center address (“Flap B”), making it ready for pre-arranged carrier pick-up. When the Cryoport Operations Center receives the Cryoport Express® Shipper, it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

In late 2012, we shifted our focus to become a comprehensive cryogenic logistics solutions provider. Recognizing that clients in the life sciences industry have varying requirements, we unbundled our technologies, established customer facing solutions and took a consultative approach to the market. Today, in addition to our standard “Turn-key Solution,” described above, we also provide the following customer facing, value-added solutions to address our various clients’ needs:

•	“Customer Staged Solution,” designed for clients making 50 or more shipments per month. Under this solution, we supply an inventory of our Cryoport Express® Shippers to our customer, in an uncharged state, enabling our customer (after training/certification) to charge them with liquid nitrogen and use our CryoportalTM to enter orders with shipping and delivery service providers for the transportation of the package.
•	“Customer Managed Solution,” a limited customer implemented solution, whereby we supply our Cryoport Express® Shippers to clients in a fully charged state, but leaving it to the client to manage the shipping, including the selection of the shipping and delivery service provider and the return of the shipper to us.
•	“powered by CryoportSM,” available to providers of shipping and delivery services who seek to offer a “branded” cryogenic logistics solution as part of their service offerings, with “powered by CryoportSM” appearing prominently on the offering software interface and packaging. This solution can also be private labeled upon meeting certain requirements, such as minimum required shipping volumes.
•	“Integrated Solution,” which is our total outsource solution. It is our most comprehensive solution and involves our management of the entire cryogenic logistics process for our client, including Cryoport employees at the client’s site to manage the client’s cryogenic logistics function in total.
•	“Regenerative Medicine Point-of-Care Repository Solution,” designed for allogeneic therapies. In this solution we supply our Cryoport Express® Shipper to ship and store cryogenically preserved life science products for up to six days (or longer periods with supplementary shippers) at a point-of-care site, with the Cryoport Express® Shipper serving as a temporary freezer/repository enabling the efficient and effective distribution of temperature sensitive allogeneic cell-based therapies without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device.
•	“Personalized Medicine and Cell-based Immunotherapy Solution,” designed for autologous therapies. In this solution our Cryoport Express® Shipper serves as an enabling technology for the safe transportation of manufactured autologous cellular-based immunotherapy market by providing a comprehensive logistics solution for the verified chain of custody and condition transport from, (a) the collection of the patient’s cells in a hospital setting, to (b) a central processing facility where they are manufactured into a personalized medicine, to (c) the safe, cryogenically preserved return of these irreplaceable cells to a point-of-care treatment facility. If required, the Cryoport Express® Shipper can then serve as a temporary freezer/repository to allow the efficient distribution of this personalized medicine to the patient when and where the medical provider needs it most without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device.

Competitive Advantages

With our first-to-market cryogenic logistics solutions for the life sciences industry, we have established a unique lead over potential competitors. Furthermore, we are not aware of a company that offers comparable solutions and has the same capabilities Cryoport has as a global provider of advanced, validated cryogenic logistics solutions. As a solutions company working with our tools in packaging, information technology, and cryogenic logistics, we address our growing $1.7 billion cryogenic logistics market in innovative and creative ways.

The majority of our competition utilizes “old technologies.” In fact, most of our market still uses dry ice and liquid nitrogen. In the case of dry ice the technology does not deliver cryogenic temperatures and, consequently, this medium allows cells to degrade, sometimes beyond any utility. When biology was less developed, dry ice was believed to be acceptable and was readily available.

Liquid nitrogen, on the other hand, while effective, is bulky, expensive and has special handling requirements. Both dry ice and liquid nitrogen are classified “hazardous” by shipping companies and regulatory authorities. In addition to being ineffective and/or classified as “dangerous goods,” they are inefficient when compared to Cryoport solutions. Conversely, Cryoport’s solutions are classified as non-hazardous.

Having been validated and qualified as a solutions provider for hundreds of life sciences companies and institutions, Cryoport has logged over 20,000 shipments to over 80 countries with hundreds of life sciences materials. We also have experienced that once life sciences companies start utilizing our advance cryogenic logistics solutions, we experience minimal client attrition.

While we look at companies such as Thermo Fisher Scientific, AmerisourceBergen Corporation and Marken as potential competitors, some of these companies are also our customers.

We think our competitive position is further enhanced by our respective “powered by Cryoport” partnership agreements with FedEx, DHL and UPS, who collectively, account for approximately 85% of world’s air freight and who, individually, have been expanding their offerings of cold chain logistics solutions to the life sciences industry. In short, we are the cryogenic solution for each of them, employing our packaging, our software and our logistics expertise.

The challenge for our seasoned, professional management team is to maintain what we believe to be a four year lead in the marketplace. In other words, we think it would take a serious potential competitor, at least, four years to build out the competencies that we possess and the knowledge we have of the marketplace.

In addition to our intellectual property consisting of three issued U.S. patents, one pending U.S. patent application, and one U.S. provisional patent application and our lead as the first to market mover, we think our biggest competitive advantage is our speed to market with new solutions and our sensitivity to anticipate and react to market needs. Our solutions are comprehensive and it is in our “DNA” to maintain our market lead by employing the best people in the industry as well as our current and new technologies to maintain that lead.

Given today’s environmental concerns, we also consider the fact that we are “green” to be a competitive advantage. Our packaging materials are recyclable and the key components are reusable. The fact that the inner and outer shells of our shippers are made of aircraft-grade aluminum makes these components recyclable as well. We take our responsibility toward the environment seriously.

Strategic Logistics Alliances

We have sought to establish strategic alliances as a method of marketing our solutions to the life sciences industry. We have focused our efforts on leading companies in the logistics services industry as well as participants in the life sciences industry. In connection with our alliances with providers of shipping services, we refer to their offerings as “powered by CryoportSM” to reflect our solutions being integrated into our alliance partner’s services.

Cryoport now serves and supports the three largest integrators in the world, responsible for over 85% of worldwide airfreight, with its advanced cryogenic logistics solutions for life sciences. We operate with each independently and confidentially in support of their respective market and sales strategies. We maintain our independent partnerships with strict confidentiality guidelines within the Company. These agreements represent a significant validation of our solutions and the way we conduct our business.

FedEx.  In January 2013, we entered into a master agreement with Federal Express Corporation (“FedEx”) (the “FedEx Agreement”) renewing these services and providing FedEx with a non-exclusive license and right to use a customized version of our CryoportalTM for the management of shipments made by FedEx customers. Under our FedEx Agreement, we provide frozen shipping logistics services through the combination of our purpose-built proprietary technologies and turnkey management processes. FedEx markets and sells Cryoport’s services for frozen temperature-controlled cold chain transportation as its FedEx® Deep Frozen Shipping Solution on a non-exclusive basis and at its sole expense. During fiscal year 2013, the Company worked closely with FedEx to further align its sales efforts and accelerate penetration within FedEx’s life sciences customer base through improved processes, sales incentives, joint customer calls and more frequent communication at the sales and executive level. In addition, FedEx has developed a FedEx branded version of the CryoportalTM software platform, which is “powered by CryoportSM” for use by its customers, giving them access to the full capabilities of our cloud-based logistics management software platform.

DHL.  In June 2014, we entered into a master agreement with LifeConEx, a part of DHL Global Forwarding (“DHL”). DHL has now enhanced its cold chain logistics offerings to its life sciences and healthcare customers with Cryoport’s validated cryogenic solutions. DHL added 15 additional certified Life Sciences stations in the second quarter of 2014 bringing its Thermonet network to 60 stations in operation. This expanded network offers Cryoport’s cryogenic solutions under the DHL brands as “powered by CryoportSM”. In addition, DHL’s customers have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and receive preferred DHL shipping rates and discounts. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with DHL’s tracking and billing systems to provide DHL life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

UPS.  In October 2014, we added United Parcel Services, Inc. (“UPS”) as our third major distributor by entering into an agreement with UPS Oasis Supply Corporation, a part of UPS, whereby UPS will offer our validated and comprehensive cryogenic solutions to its life sciences and healthcare customers on a global basis. Over the course of rolling out our new relationship with UPS, UPS customers will have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and gain access to UPS’s broad array of domestic and international shipping and logistics solutions at competitive prices. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with UPS’s tracking and billing systems to provide UPS life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

These agreements with the three largest integrators in the world, controlling more than 85% of the world’s air shipments, represent a significant validation of our solutions and the way we conduct our business.

Cryoport’s Positioning in the Life Sciences Industry

Life sciences technologies are expected to have a significant impact on global society over the next 25 years. In the United States alone, the life sciences industry is made up of 6,000 identifiable establishments. However, the industry is growing globally in a way where research and manufacturing pipelines span across the globe, which increases the need to mitigate logistics risk.

The total cold chain logistics market has historically grown 70% faster per annum than the total logistics market. For 2011, global cold chain logistics transportation costs were reported to be $7.2 billion; about $1.5 billion within the cryogenic range of requirements. By 2017, transportation cost alone, for global life sciences cold chain logistics, is forecasted to grow to $9.3 billion, a 41% increase, and twice the growth of the overall market.

In addition, with the recent advancements in the development of biologics and cell-based therapies, scientists, intermediaries, and manufacturers require the means for cryogenically transporting their work. Temperatures must be maintained below the “glass point” (generally, minus 136°C) while shipping these therapies to ensure that the shipped specimens are not subject to degradation that could impact its characteristics and efficacy.

While we estimate that our solutions currently offer comprehensive and technology-based monitoring and tracking for a potential of six to seven million deep frozen shipments globally on an annual basis, we also believe that with investment in our services, adaptations of our solutions can be applied to a large portion of an additional fifty-five to sixty million annual shipments requiring ambient (between 20° and 25°C), chilled (between 2° and 8°C) or frozen (minus 10°C or less) temperatures.

Cryoport’s clients include companies and institutions that require reliable cryogenic logistics solutions such as therapy developers for personalized medicine, bio-pharmaceuticals, research, contract research organizations, diagnostic laboratories, contract manufacturers, cord blood repositories, vaccine manufacturers, animal husbandry related companies, and in-vitro fertilization clinics.

Life Sciences Agreements

Zoetis.  In December 2012, we signed an agreement with Pfizer Inc. relating to Zoetis Inc. (formerly the animal health business unit of Pfizer Inc.) pursuant to which we were engaged to manage frozen shipments of a key poultry vaccine. Under this arrangement, Cryoport provides on-site logistics personnel and its logistics management operating platform, the CryoportalTM to manage shipments from the Zoetis manufacturing site in the United States to domestic customers as well as various international distribution centers. As part of our logistics management services, Cryoport is constantly analyzing logistics data and processes to further introduce economies and reliability throughout the network, ensuring products arrive at their destinations in specified conditions, on-time and with the optimum utilization of resources. The Company manages Zoetis’ total fleet of dewar flask shippers used for this purpose, including liquid nitrogen shippers. In July 2013 the agreement was amended to expand Cryoport’s scope to manage all logistics of Zoetis’ key frozen poultry vaccine to all Zoetis’ international distribution centers as well as all domestic shipments. In October 2013, the agreement was further amended to further expand Cryoport’s role to include the logistics management for a second poultry vaccine.

Liventa Biosciences.  In February 2014, we entered into a services agreement with Liventa Bioscience, Inc. (“Liventa”), a privately-held, commercial stage biotechnology company focused on cell-based, advanced biologics in the orthopedic industry. Under this agreement, Liventa will use Cryoport’s Regenerative Medicine Point-of-Care Repository Solution for the logistics of its cell-based therapies requiring cryogenic temperatures and also provide Cryoport Express® Solutions to other biologics suppliers within the orthopedic arena. The agreement combines Cryoport’s proprietary, purpose-built cold chain logistics solutions for cell-based and advanced biologic tissue forms with Liventa’s distribution capability to orthopedic care providers. The implementation of Cryoport’s Regenerative Medicine Point-of-Care Repository Solution will eliminate the risks of degradation and also eliminate the need for expensive onsite cryogenic freezers for storage of cell-based orthopedic therapies. The agreement has an initial three-year term and may be renewed for consecutive three-year terms, unless earlier terminated by either party. Liventa also agreed to certain performance criteria and the issuance of 150,000 shares of its common stock to Cryoport in exchange for the exclusive right to offer, market and promote Cryoport Express® Solutions for cellular-based therapies requiring cryogenic temperatures for use in the orthopedic arena in the United States.

Corporate History and Structure

The Company was originally incorporated under the name G.T.5-Limited (“GT5”) on May 25, 1990 as a Nevada Corporation. Upon completion of a Share Exchange Agreement, on March 15, 2005 the Company changed its name to Cryoport, Inc. and acquired all of the issued and outstanding shares of Cryoport Systems, Inc. Cryoport Systems, Inc. remains the operating company under Cryoport, Inc. At that time Cryoport Systems, Inc. was focused on developing the Cryoport Express® Shipper. Over time the Company has transitioned from being a development company to providing global cold chain logistics solutions to the biotechnology and life sciences industries.

Since 2011, we have validated, perfected and expanded the features of the Cryoport Express® logistics solutions and have now managed shipments of the Cryoport Express® Shippers through its CryoportalTM into and out of more than 80 countries with more than 20,000 shipments, handling a vast array of different biological products and specimens.

During fiscal year 2012, the Company completed the external validation of its Cryoport Express Standard Shipper to ISTA 7E standards and introduced the Cryoport Express® High Volume Shipper in response to customer demand. The Company also set up its European distribution depot in Holland to better serve its customer base and support sales efforts in Europe.

During fiscal year 2013, the Company elected Jerrell Shelton as President and CEO, realigned its sales team, and introduced a solutions sales and operating strategy. In addition, and as part of its global expansion plans, the Company set up its Asian distribution depot in Singapore.

Since the beginning of fiscal year 2014, the Company’s Board of Directors (“Board”) has added certain members to better align the experience and competencies of the directors with the Company’s strategic direction. In March 2013, Richard G. Rathmann, a fund manager, investor, and advisor to life science companies over the past 20 years, was appointed to the Board. In September 2013, Mr. Rathmann was elected Chairman of the Board. Also in September 2013, Mr. Edward Zecchini, an executive with more than thirty years of experience in the healthcare and information technology industries was appointed to the Board. In June 2014, Dr. Ramkumar Mandalam was appointed to the Board. Dr. Mandalam has more than twenty years of experience in the development of biologics and is currently the President and Chief Executive Officer of Cellerant Therapeutics, Inc., a clinical-stage biotechnology company. Most recently, in January 2015, Richard Berman was appointed to the Board. Mr. Berman’s business career consists of more than 35 years of venture capital, management and merger and acquisitions experience. The Company’s remaining Board member, Jerrell Shelton, the President and Chief Executive Officer of Cryoport, joined the Board in October 2012. The Company’s five person Board has four independent Board members, as determined by NASDAQ Rule 5605(a)(2) and the related rules of the Securities and Exchange Commission.

Recent Developments

Reverse Stock Split.  On May 19, 2015, the Company effected a 12-to-1 reverse stock split in order to increase the stock price to a level that will enable it to apply for listing on the NASDAQ Capital Market or other national stock exchange. No fractional shares of our common stock were issued as a result of the reverse stock split. In the event the reverse stock split left a stockholder with a fraction of a share, the number of shares due to the stockholder were rounded up to the nearest whole share.

Listing on the NASDAQ Capital Market.  In connection with the filing of the registration statement of which this prospectus forms a part, we received conditional approval to list our common stock and warrants on the NASDAQ Capital Market under the symbols “CYRX” and “CYRXW”, respectively, subject to the satisfaction of certain conditions and meeting all of the NASDAQ Capital Market listing standards on the date of this offering. After the consummation of this offering, we believe that we will satisfy the listing requirements and expect that our common stock and warrants will be listed on the NASDAQ Capital Market.

Service Marks, Trademarks and Trade Names

We own, have rights to, or have applied for the service marks and trade names that we use in conjunction with our business, including Cryoport (both alone and with a design logo) and Cryoport Express® (both alone and with a design logo). All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

***

Our principal executive offices are located on 20382 Barents Sea Circle, Lake Forest, California 92630. The telephone number of our principal executive offices is 1.949.470.2300, and our main corporate website is www.cryoport.com. The information on, or that can be accessed through, our website (www.cryoport.com) is not part of this prospectus.

THE OFFERING

Securities offered
1,953,125 units, each consisting of one share of common stock and one warrant to purchase one share of common stock.(1)
Common stock outstanding prior to the offering
5,061,198 shares of common stock(2)
Common stock to be outstanding after the offering
9,021,945 shares of common stock(1)(2)(3)(4)(5)(6)
Warrants outstanding immediately prior to offering
5,767,843(7)
Warrants to be outstanding immediately after this offering
9,806,715(7)(8)(9)(10)
Use of proceeds
We expect the net proceeds to us from this offering will be approximately $13,600,000 after deducting the underwriting discount and estimated offering expenses (assuming the representative of the underwriters does not exercise its option to cover over-allotments). We intend to use those net proceeds primarily for working capital purposes to support our anticipated operations and development plans. See “Use of Proceeds” for more information.
Over-allotment option
We have granted the underwriters an option for a period of 45 days to purchase up to an additional 292,969 units, to cover over-allotments, if any.
Description of warrants
The warrants are exercisable at an exercise price of $8.45 per share of common stock. The warrants are exercisable upon issuance and expire five years after the date of issuance. See “Description of Securities” for more information.
OTCQB symbol
Our common stock is currently traded on the OTCQB under the symbol “CYRX.”
Proposed NASDAQ Capital Market symbol for our Common Stock and Warrants
“CYRX” and “CYRXW”
Risk factors
Investing in our securities involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 10 of this prospectus and all other information in this prospectus before investing in our securities.

(1)	Based on an assumed offering price of $7.68 per unit, which was the last reported sale price of our common stock on June 10, 2015. The actual number of units we will offer will be determined based on the actual public offering price.
(2)	Based upon the total number of issued and outstanding shares as of June 10, 2015, but does not include, as of that date:
•	5,767,843 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $7.14 per share;
•	2,250,816 shares of common stock reserved for issuance upon the exercise of outstanding stock options with a weighted average exercise price of $5.24 per share; and

•	55,504 shares of common stock available for future grant under our 2009 Stock Incentive Plan and the 2011 Stock Incentive Plan.
(3)	Includes 2,007,622 shares of common stock that will be issued upon the mandatory exchange of 454,750 shares of our Class A Preferred Stock and 534,571 shares of our Class B Preferred Stock that will be effective on the day that is six months and one day after the closing of this offering and assuming no voluntary conversion of such shares of preferred stock prior to such time.
(4)	Does not include 1,953,125 shares of common stock issuable upon the exercise of the warrants to be issued in connection with this offering.
(5)	Does not include 585,938 shares of common stock (including the shares of common stock underlying the warrants included as part of the units) that comprise the units that may be purchased by the underwriters’ representative upon the exercise of its 45-day option to cover over-allotments, if any, and 78,125 shares of common stock that may be issued to Aegis Capital Corp. upon exercise of the warrant we will issue to them (representing 4% of the shares of common stock included in the shares of common stock and warrants sold by us in this offering, excluding the over-allotment option).
(6)	Does not include up to 158,754 shares of common stock and 158,754 shares of common stock issuable upon the exercise of warrants that may be issued upon the voluntary conversion of certain promissory notes as a result of this offering.
(7)	Includes outstanding warrants to purchase up to 5,767,843 shares of our common stock with a weighted average exercise price of $7.14 per share.
(8)	Includes 2,007,622 warrants that will be issued upon the mandatory exchange of 454,750 shares of our Class A Preferred Stock and 534,571 shares of our Class B Preferred Stock that will be effective on the day that is six months and one day after the closing of this offering and assuming no voluntary conversion of such shares of preferred stock prior to such time.
(9)	Includes the warrant we will issue to Aegis Capital Corp. to purchase 78,125 shares of common stock (representing 4% of the shares of common stock included in the shares of common stock and warrants sold by us in this offering, excluding the over-allotment option), but does not include warrants to purchase 292,969 shares of common stock that may be purchased by the underwriters’ representative pursuant to the over-allotment option.
(10)	Does not include up to 158,754 warrants that may be issued upon the voluntary conversion of certain promissory notes as a result of this offering.

Except as otherwise indicated, all information in the prospectus assumes no exercise by the underwriters of their over-allotment option.

SUMMARY FINANCIAL INFORMATION

In the table below we provide you with historical consolidated financial data for the fiscal years ended March 31, 2015 and 2014, derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read along with it the appropriate historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended March 31,
Consolidated Statements of Operations Data:	2015	2014
	In thousands, except per share data
Revenues	$3,935	$2,660
Cost of revenues	2,766	2,223
Gross margin	1,169	437
Selling, general and administrative	6,409	5,106
Research and development	353	409
Loss from operations	(5,593)	(5,078)
Debt conversion expense	—	(13,714)
Interest expense	(1,428)	(784)
Change in fair value of derivatives	—	21
Other expense, net	(4)	(8)
Loss before provision for income taxes	(7,025)	(19,563)
Provision for income taxes	(2)	(2)
Net loss	(7,027)	(19,565)
Preferred stock beneficial conversion charge	(4,864)	—
Undeclared cumulative preferred dividends	(306)	—
Net loss attributable to common stockholders	$(12,197)	$(19,565)
Net loss per share attributable to common stockholders – basic and diluted	$(2.44)	$(4.81)

	March 31,
Consolidated Balance Sheets Data:	2015	2014
	In thousands
Cash and cash equivalents	$1,405	$370
Working capital (deficit)	(835)	(2,903)
Total assets	2,607	1,710
Convertible notes and accrued interest, net	—	1,622
Long term obligations, less current portion	26	—
Total stockholders’ equity (deficit)	(416)	(2,304)

RISK FACTORS

An investment in shares of our common stock and warrants involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition, and results of operations could be materially and adversely affected. If this were to happen, the price of our shares of common stock and warrants could decline significantly and you may lose all or a part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”

Risks Related to Our Financial Condition

We have incurred significant losses to date and may continue to incur losses.

We have incurred net losses in each fiscal year since we commenced operations. The following table represents net losses incurred for each of our last two fiscal years:

Net Loss
Fiscal Year Ended March 31, 2015	$7,026,900
Fiscal Year Ended March 31, 2014	$19,565,400

Our fiscal year ended March 31, 2014 loss of $19,565,400 included a non-cash loss of $13,713,800 as a result of an induced debt conversion expense as described in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the “Results of Operations for Fiscal 2015 Compared to Fiscal 2014” section. As of March 31, 2015, we had an accumulated deficit of $97.8 million. In order to achieve and sustain revenue growth in the future, we must significantly expand our market presence and revenues from existing and new customers. We may continue to incur losses in the future and may never generate revenues sufficient to become profitable or to sustain profitability. Continuing losses may impair our ability to raise the additional capital required to continue and expand our operations.

Our auditors have expressed doubt about our ability to continue as a going concern.

The Report of Independent Registered Public Accounting Firm on our March 31, 2015 consolidated financial statements includes an explanatory paragraph stating that the recurring losses and negative cash flows from operations since inception, and the fact that management has estimated that cash on hand at March 31, 2015, and including proceeds from the issuance of Class B Convertible Preferred Stock received subsequent to March 31, 2015, will only be sufficient to allow the company to continue its operations into the third quarter of fiscal 2016, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to raise sufficient capital from this offering combined with our cash and cash equivalents balance currently on hand, to enable us to continue as a going concern for the foreseeable future, we will not be able to obtain approval of our NASDAQ listing application.

If we are unable to obtain additional funding, we may have to reduce or discontinue our business operations.

As of June 10, 2015, we had cash and cash equivalents of $2.7 million. Therefore, our ability to continue and expand our operations is highly dependent on the amount of cash and cash equivalents on hand combined with our ability to raise additional capital to fund future operations.

We anticipate, based on currently proposed plans and assumptions relating to our ability to market and sell our products, that our cash on hand and the proceeds from this offering, together with projected cash flows, will satisfy our operational and capital requirements for the next 18 to 24 months. There are a number of uncertainties associated with our financial projections that could reduce or delay our future projected revenues and cash-inflows, including, but not limited to, our ability to increase our customer base and revenues. If our projected revenues and cash-inflows are reduced or delayed, we may not have sufficient capital to operate through the next 18 to 24 months unless we raise more capital. Additionally, if we are unable to realize satisfactory revenue in the near future, we will be required to seek additional financing to continue our operations beyond that period. We will also require additional financing to expand into other markets and further develop and market our products. Except for the shares of common stock and warrants to be offered in this offering, we have no current arrangements with respect to any additional financing. Consequently, there can be no assurance that any additional financing on commercially reasonable terms, or at all, will be available when needed. The inability to obtain additional capital may reduce our ability to continue to conduct business operations. Any additional equity financing may involve substantial dilution to our then existing stockholders. The uncertainties surrounding our future cash inflows have raised substantial doubt regarding our ability to continue as a going concern.

Risks Related to Our Business

Our agreements with global providers of shipping services may not result in a significant increase in our revenues or cash flow, soon or in the future.

We believe that establishing strategic alliances with global providers (integrators) of logistics and of shipping services, such as our agreements with FedEx, DHL, and UPS can drive growth in our revenues, but there is no certainty to this view. We are seeking to establish similar arrangements with other providers of international shipping services. We anticipate all such alliances will enable us to provide seamless, end-to-end shipping solutions to customers of our respective alliance partners and allow us to leverage the established relationships with those customers, but there is no guarantee this will happen.

In January 2013, we entered into an agreement with FedEx, renewing FedEx’s right to, on a non-exclusive basis, promote, market and sell transportation of our shippers and our related value-added goods and services and providing FedEx with a non-exclusive license and right to use a customized version of our CryoportalTM software platform for the management of shipments made by FedEx customers. In June 2014, we added DHL as our second major distribution partner, whereby DHL can offer our validated and comprehensive cryogenic solutions to its life sciences and healthcare customers on a global basis. In October 2014, we entered into an agreement with UPS related to our participation in UPS’s efforts to expand its provision of cryogenic shipping services to the life sciences industry.

Because our agreements with FedEx, DHL, and UPS do not contain any requirement that they use a minimum level of our services, there can be no assurance of any significant increase in our revenues or cash flows as a result of these strategic alliances.

Our agreements with providers of vaccines and stem cell-based therapies may not result in a significant increase in our revenues or cash flow.

We believe that establishing strategic relationships with manufacturers and distributors of treatments for animals and humans, such as our agreements with Zoetis, Inc. and Liventa Bioscience, Inc., can drive growth in our revenues.

In December 2012, we entered an agreement with what became Zoetis, Inc. (in January 2013, Pfizer spun off its animal health business into Zoetis, Inc., a public company) pursuant to which we were engaged to manage frozen shipments of a key poultry vaccine from Zoetis’ production site in the United States. Over time, Zoetis has further expanded our role in providing them assistance in managing their cryogenic distribution of their vaccines and has become our largest customer.

In February 2014, we entered into an agreement with Liventa Bioscience, Inc. (“Liventa”) to act as its exclusive provider of cryogenic logistics of stem cell based therapies for orthopedic applications based on meeting minimum performance requirements over specified time periods. Liventa intends to distribute its own line of therapies and to act as a distributor of other therapies to orthopedic health care providers that require controlled cryogenic temperatures. There is no assurance if or when Liventa will begin significant use of our services.

While we anticipate growth in shipments by Zoetis under our management and that Liventa will be successful in its efforts to distribute cell based biologic materials to the orthopedic market, there can be no assurance of any significant increase in our revenues or cash flows as a result of these important alliances.

We will have difficulty increasing our revenues if we experience delays, difficulties or unanticipated costs in establishing the sales, distribution and marketing capabilities necessary to successfully commercialize our solutions.

We plan to improve our sales, distribution, and marketing capabilities in the Americas, Europe, and Asia. It will be expensive and time-consuming for us to develop our global marketing and sales network and thus we intend to rely on our strategic alliances with FedEx, DHL, and UPS. We further intend to seek to enter into additional strategic alliances with international providers of shipping services to incorporate use of our solutions in their service offerings. We may not be able to provide adequate incentive to our sales force or to establish and maintain favorable distribution and marketing collaborations with others to promote our solutions. In addition, any third party with whom we have established a marketing and distribution relationship may not devote sufficient time to the marketing and sales of our solutions, thereby exposing us to potential expenses in exiting such distribution agreements. We, and any of our alliance partners, must also market our services in compliance with federal, state, local and international laws relating to the provision of incentives and inducements. Violation of these laws can result in substantial penalties. Therefore, if we are unable to successfully motivate and expand our marketing and sales force and further develop our sales and marketing capabilities, or if our alliance partners fail to promote our solutions, we will have difficulty increasing our revenues and the revenue may not off-set the additional expense of expansion.

Our ability to grow and compete in our industry will be hampered if we are unable to retain the continued service of our key professionals or to identify, hire and retain additional qualified professionals.

A critical factor to our business is our ability to attract and retain qualified professionals including key employees and consultants. We are continually at risk of losing current professionals or being unable to hire additional professionals as needed. If we are unable to attract new qualified employees, our ability to grow will be adversely affected. If we are unable to retain current employees or strategic consultants, our financial condition and ability to maintain operations may be adversely affected.

Sustainable future revenue growth is dependent on new solutions and services.

Our future revenue streams depend to a large degree on our ability to bring new solutions and services to an evolving market on a timely basis. We must continue to make investments in research and development in order to continue to develop new solutions and services, enhance existing solutions and services, and achieve market acceptance of such solutions and services. We may incur problems in introducing new solutions and services.

The adoption cycle of our target customers tends to be very lengthy, which continues to adversely affect our ability to increase revenues quickly.

We offer our solutions primarily to companies in the life sciences industry. These companies operate within a heavily regulated environment and as such, changing vendors and distribution practices typically requires a number of steps, which may include the audit of our facilities, review of our procedures, qualifying us as a vendor, and performing test shipments. This process can take several months or longer to complete, involving multiple levels of approval, prior to a company fully adopting our Cryoport Express® Solutions. Moreover, the logistics management of many companies is decentralized, adding to the time needed to effect adaptation of our solutions. In addition, any such adoption may be on a gradual basis, such that the customer progressively ramps up use of our Cryoport Express® Solutions following adoption. The slow adoption process continues to adversely affect our ability to increase revenues.

The loss of key members of our executive management team could adversely affect our business.

Our success in implementing our business strategy depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The collective efforts of each of these persons working as a team will be critical to us as we continue to develop our technologies, tests and research and development and sales programs. As a result of the difficulty in locating qualified new management, the loss or incapacity of existing members of our executive management team could adversely affect our operations. If we were to lose one or more of these key employees, we could experience difficulties in finding qualified successors, competing effectively, developing our technologies and implementing our business strategy. We do not maintain “key person” insurance on any of our employees.

Our solutions and services may contain errors or defects, which could result in damage to our reputation, lost revenues, diverted development resources and increased service costs and litigation.

Our solutions and services must meet stringent requirements and we must develop our services and solutions quickly to keep pace with the rapidly changing market. Solutions as sophisticated as ours could contain undetected errors or defects, especially when first introduced or when new equipment or versions of our software are released. If our solutions are not free from errors or defects, we may incur an injury to our reputation, lost revenues, diverted development resources, increased customer service and support costs, and litigation. The costs incurred in correcting any product errors or defects may be substantial and could adversely affect our business, results of operations and financial condition.

If we were sued for product liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our products failed to perform as designed. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.

Although we believe that our existing insurance is adequate, our insurers may fail to defend us or our insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clinical partners and collaborators to terminate existing agreements and potential clinical partners to seek other partners, cause customers to terminate their relationship with us and potential customers to seek alternative solutions, any of which could impact our results of operations.

If we experience manufacturing delays, interruptions in production, or delays in procurement of shippers manufactured by third parties, then we may experience customer dissatisfaction and our reputation could suffer.

If we fail to produce enough shippers at our own manufacturing facility or at a third party manufacturing facility, or if we fail to complete our shipper recycling processes as planned, we may be unable to deliver shippers to our customers on a timely basis, which could lead to customer dissatisfaction and could harm our reputation and ability to compete. We currently acquire various component parts for our shippers from various independent manufacturers in the United States. We would likely experience significant delays or cessation in producing our shippers if a labor strike, natural disaster or other supply disruption were to occur at any of our main suppliers. If we are unable to procure a component from one of our manufacturers, we may be required to enter into arrangements with one or more alternative manufacturing companies, which may cause delays in producing our shippers. In addition, because we depend (in part) on third party manufacturers, our profit margins may be lower, which will make it more difficult for us to achieve profitability. To date, we have not experienced any material delay that has adversely impacted our operations. As our business develops, it becomes more likely that such problems could arise.

We expect to base our equipment and inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

As our customer base increases, we expect to need to purchase additional equipment and inventory. Our forecasts will be based on multiple assumptions, each of which may cause our estimates to be inaccurate, affecting our ability to provide products to our customers. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to rush the manufacture and delivery of additional products. If we underestimate customers’ demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may purchase more equipment and inventory than we are able to use or sell at any given time or at all. As a result of our failure properly to estimate demand for our products, we could have excess or obsolete equipment and/or inventory, resulting in a decline in the value of our equipment and/or inventory, which would increase our costs of revenues and reduce our liquidity. Our failure to accurately manage our equipment purchases and inventory relative to demand would adversely affect our operating results.

If we experience delays or interruption in shipping due to factors outside of our control, such disruption could lead to customer dissatisfaction and harm our reputation.

We rely on third party shipment and carrier services to transport our shippers containing biological material. These third party operations could be subject to natural disasters, adverse weather conditions, other business disruptions, and carrier error, which could cause delays in the delivery of our shippers, which in turn could cause serious harm to the biological material being shipped. As a result, any prolonged delay in shipment, whether due to technical difficulties, power failures, break-ins, destruction or damage to carrier facilities as a result of a natural disaster, fire, or any other reason, could result in damage to the contents of the shipper. If we are unable to cause the delivery of our shippers in a timely matter and without damage, this could also harm our operating results and our reputation, even if we are not at fault.

Our solutions and services may expose us to liability in excess of our current insurance coverage.

Our solutions and services involve significant risks of liability, which may substantially exceed the revenues we derive from them. We cannot predict the magnitude of these potential liabilities. We currently maintain general liability insurance, with coverage in the amount of $1 million per occurrence, subject to a $2 million annual limitation, and product liability insurance with a $1 million annual coverage limitation. Claims may be made against us that exceed these limits.

Our liability policy is an “occurrence” based policy. Thus, our policy was complete when we purchased it and following cancellation of the policy, it will continue to provide coverage for future claims based on conduct that took place during the policy term. Our insurance coverage, however, may not protect us against all liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim, even though a portion of the claim may be covered. In addition, if we expand into new markets, we may not be aware of the need for, or be able to obtain insurance coverage for such activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our customers may ship potentially harmful biological materials in our dewars. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to, on an ongoing basis, federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. In the event of an accident, we could be held liable for damages.

If we cannot compete effectively, we will lose business.

Our services and solutions are positioned to be competitive in the life sciences cold-chain logistics market. While there are technological and marketing barriers to entry, we cannot guarantee that the barriers we are capable of producing will be sufficient to defend the market share we wish to gain against current and future competitors. Our principal competitive considerations in our market include:

•	financial resources to allocate to proper marketing and an appropriate sales effort,
•	acceptance of our solutions model,
•	acceptance of our solutions including per use fee structures and other charges for services,
•	keeping up technologically with ongoing development of enhanced features and benefits,
•	reductions in the delivery costs of competitors’ solutions,

•	the ability to develop and maintain and expand strategic alliances,
•	establishing our brand name,
•	our ability to deliver our solutions to our customers when requested,
•	our timing of introductions of new solutions and services, and
•	financial resources to support working capital needs and required capital investments in infrastructure.

Current and prospective competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their networks and product offerings more quickly, devote greater resources to the marketing and sale of their solutions and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional solutions competitive to those we provide or plan to provide.

We may acquire other businesses, products or technologies in order to remain competitive in our market and our business could be adversely affected as a result of any of these future acquisitions.

We may make acquisitions of complementary businesses, products or technologies. If we identify any appropriate acquisition candidates, we may not be successful in negotiating acceptable terms of the acquisition, financing the acquisition, or integrating the acquired business, products or technologies into our existing business and operations. Further, completing an acquisition and integrating an acquired business will significantly divert management time and resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business. If we consummate any significant acquisitions using stock or other securities as consideration, our shareholders’ equity could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of other intangible assets in connection with future acquisitions, which would harm our operating results and financial condition.

If we successfully develop products and/or services, but those products and/or services do not achieve and maintain market acceptance, our business will not be profitable.

The degree of acceptance of our Cryoport Express® Solutions or any future products or services by our current target markets, and any other markets to which we attempt to sell our products and services, and our profitability and growth will depend on a number of factors including, among others:

•	our shippers’ ability to perform and preserve the integrity of the materials shipped,
•	relative convenience and ease of use of our shipper and/or CryoportalTM,
•	availability of alternative products,
•	pricing and cost effectiveness,
•	effectiveness of our or our collaborators’ sales and marketing strategy, and
•	the adoption cycles of our targeted customers.

If any products or services we may develop do not achieve market acceptance, then we may not generate sufficient revenue to achieve or maintain profitability.

In addition, even if our products and services achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or services are introduced that are more favorably received than our products and services, are more cost effective, or render our products obsolete. Although we are not aware of any other treatments or methods currently being developed that would directly compete with the methods we employ, there can be no assurance that future developments in technology will not make our technology non-competitive or obsolete, or significantly reduce our operating margins or the demand for our offerings, or otherwise negatively impact our ability to be profitable.

We may not be able to compete with our competitors in the industry because many of them have greater resources than we do.

We expect to continue to experience significant and increasing levels of competition in the future. In addition, there may be other companies which are currently developing competitive products and services or which may in the future develop technologies and products that are comparable, superior or less costly than our own. For example, some cryogenic equipment manufacturers with greater resources currently have solutions for storing and transporting cryogenic liquid and gases and may develop storage solutions that compete with our products. Additionally, some specialty couriers with greater resources currently provide dry ice transportation and may develop other products in the future, both of which compete with our products. A competitor that has greater resources than us may be able to bring its product to market faster than we can and offer its product at a lower price than us to establish market share. We may not be able to successfully compete with a competitor that has greater resources and such competition may adversely affect our business.

Intellectual Property Risks Associated with Our Business

Our success depends, in part, on our ability to obtain patent protection for our solutions and business model, preserve our trade secrets, and operate without infringing the proprietary rights of others.

Our policy is to seek to protect our proprietary position by, among other methods, filing United States patent applications related to our technology, inventions and improvements that are important to the development of our business. We have three issued U.S. patents, one pending U.S. patent application, and one recently filed U.S. provisional patent application, all relating to various aspects of our solutions and services. Our patents or patent application may be challenged, invalidated or circumvented in the future or the rights granted may not provide a competitive advantage. We intend to vigorously protect and defend our intellectual property. Costly and time-consuming litigation brought by us may be necessary to enforce our patents and to protect our trade secrets and know-how, or to determine the enforceability, scope and validity of the proprietary rights of others.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. In the past our employees, consultants, advisors and suppliers have not always executed confidentiality agreements and inventions assignment and work for hire agreements in connection with their employment, consulting, or advisory relationships. Consequently, we may not have adequate remedies available to us to protect our intellectual property should one of these parties attempt to use our trade secrets or refuse to assign any rights he or she may have in any intellectual property he or she developed for us. Additionally, our competitors may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology, or we may not be able to meaningfully protect our rights in unpatented proprietary technology.

While we are not aware of any third party that is infringing any of our patents or trademarks nor do we believe that we are infringing on the patents or trademarks of any other person or organization, we cannot guarantee that our current and potential competitors and other third parties have not filed (or in the future will not file) patent applications for (or have not received or in the future will not receive) patents or obtain additional proprietary rights that will prevent, limit or interfere with our ability to make, use or sell our solutions either in the United States or internationally. Additionally, we may face assertions of claims by holders of patents alleging that we are infringing upon their patent rights, which claims may be without merit, but may nonetheless result in our incurring substantial costs of defense.

We are dependent on a third party for the continued development and maintenance of our CryoportalTM software.

Our proprietary CryoportalTM is a logistics platform software used by our customers, business partners and client care team to automate the entry of orders, prepare customs documentation and facilitate status and location monitoring of shipped orders while in transit. The continued development of the CryoportalTM platform is contracted with an outside software development company. If this developer becomes unable or unwilling to continue work on scheduled projects, and an alternative software development company cannot be secured, we may not be able to implement needed enhancements to the system. Furthermore, if we terminate our agreement with our current software developer and cannot reach an agreement or fail to fulfill an agreement for the termination, it is possible we could lose our license to use this software. Failure to proceed with enhancements or the loss of our license for the system would adversely affect our ability to generate new business and serve existing customers, resulting in a reduction in revenue.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others.

Any litigation relating to the intellectual property rights of others could trigger technical support and indemnification obligations in licenses or customer agreements that we may enter into. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with such customers and cause the sale of our products to decrease. No assurance can be given that claims for indemnification will not be made, or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

Our CryoportalTM software platform may be subject to intentional disruption that could adversely impact our reputation and future revenues.

We have implemented our CryoportalTM software platform which is used by our customers and business partners to automate the entry of orders, prepare customs documentation and facilitate status and location monitoring of shipped orders while in transit. Although we believe we have sufficient controls in place to prevent intentional disruptions, we could be a target of cyber-attacks specifically designed to impede the performance of the CryoportalTM software platform. Similarly, experienced computer programmers may attempt to penetrate our CryoportalTM software platform in an effort to search for and misappropriate proprietary or confidential information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Our activities could be adversely affected and our reputation, brand and future sales could be harmed if such intentionally disruptive efforts were successful.

Regulatory Risks Relating to Our Business

Complying with certain regulations that apply to shipments using our solutions can limit our activities and increase our cost of operations.

Shipments using our solutions and services are subject to various regulations in the various countries in which we operate. For example, shipments using our solutions may be required to comply with the shipping requirements promulgated by the Centers for Disease Control (“CDC”), the Occupational Safety and Health Organization (“OSHA”), the Department of Transportation (“DOT”) as well as rules established by the IATA and the ICAO. Additionally, our data logger may be subject to regulation and certification by the Food and Drug Administration (“FDA”), Federal Communications Commission (“FCC”), and the Federal Aviation Administration (“FAA”). We will need to ensure that our solutions and services comply with relevant rules and regulations to make our solutions and services marketable, and in some cases compliance is difficult to determine. Significant changes in such regulations could require costly changes to our solutions and services or prevent use of our shippers for an extended period of time while we seek to comply with changed regulations. If we are unable to comply with any of these rules or regulations or fail to obtain any required approvals, our ability to market our solutions and services may be adversely affected. In addition, even if we are able to comply with these rules and regulations, compliance can result in increased costs. In either event, our financial results and condition may be adversely affected. We depend on our business partners and unrelated and frequently unknown third party agents in foreign countries to act on our behalf to complete the importation process and to make delivery of our shippers to the final user. The failure of these third parties to perform their duties could result in damage to the contents of the shipper resulting in customer dissatisfaction or liability to us, even if we are not at fault.

Risks Relating to Our Current Financing Arrangements

Certain of our existing stockholders own and have the right to acquire a substantial number of shares of common stock.

As of June 10, 2015, our directors, executive officers and beneficial owners of 5% or more of our outstanding common stock beneficially owned 1,223,898 shares of common stock (without regard to beneficial ownership limitations contained in certain warrants) assuming their exercise of all outstanding warrants and options that are exercisable within 60 days of June 10, 2015 or approximately 20.2% of our outstanding common stock. Of these shares of common stock, 287,469 shares, or approximately 5.4% of our common stock, will be beneficially owned by Cranshire Capital Master Fund. As such, the concentration of beneficial ownership of our common stock may have the effect of delaying or preventing a change in control of Cryoport and may adversely affect the voting or other rights of other holders of our common stock.

The sale of substantial shares of our common stock may depress our stock price.

As of June 10, 2015, there were 5,061,198 shares of our common stock outstanding. Substantially all of these shares of common stock are eligible for trading in the public market. The market price of our common stock may decline if our stockholders sell a large number of shares of our common stock in the public market, or the market perceives that such sales may occur. We could also issue up to 8,993,495 shares of our common stock including shares to be issued upon the exercise of outstanding warrants and options or reserved for future issuance under our stock incentive plans as of March 31, 2015, as further described in the following table:

Number of Shares of Common Stock Issuable or Reserved for Issuance
Common stock issuable upon mandatory exchange of outstanding preferred stock(1)	1,541,148
Common stock issuable upon exercise of outstanding warrants	5,475,806
Common stock issuable upon exercise of outstanding options or reserved for future incentive awards under our stock incentive plans	1,976,541
Total	8,993,495

(1)	The mandatory exchange of the preferred stock will be effective on the day that is six months and one day after the closing of this offering and assuming no voluntary conversion of such shares of preferred stock prior to such time.

Of the total preferred stock, options and warrants outstanding as of March 31, 2015, preferred stock, options and warrants exercisable for an aggregate of 2,397,712 shares of common stock would be considered dilutive to the value of our stockholders’ interests in Cryoport because we would receive upon exercise of such options and warrants an amount per share that is less than the market price of our common stock on March 31, 2015.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock and warrants, the price of our common stock and warrants could decline.

The trading market for our common stock and warrants relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock and warrants could decline if one or more equity analyst downgrades our stock or if analysts downgrade our stock or issue other unfavorable commentary or cease publishing reports about us or our business.

We have not paid dividends on our common stock in the past and do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the Board of Directors may consider the payment of any such dividends. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the price of our common stock appreciates.

We need additional capital, and the sale of additional shares of common stock or other equity securities could result in additional dilution to our stockholders.

Our current cash and cash equivalents and anticipated cash flow from operations are insufficient to meet our cash needs. We require additional cash resources to fund our operations and may require additional funds in the future due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The sale of additional equity securities, or debt securities convertible into equity securities, could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our Articles of Incorporation allow our Board of Directors to issue up to 2,500,000 shares of “blank check” preferred stock.

Our Articles of Incorporation allows our Board of Directors to issue up to 2,500,000 shares of “blank check” preferred stock, without action by our stockholders. We have designated 800,000 shares as Class A Preferred Stock, of which 454,750 shares are issued and outstanding at June 10, 2015 and 585,000 shares as Class B Preferred Stock, of which 534,571 shares are issued and outstanding as of June 10, 2015. Accordingly, the Board of Directors will have discretion to issue up to 1,115,000 shares on terms determined by them. Without limiting the foregoing, (i) such shares of preferred stock could have liquidation rights that are senior to the liquidation preference applicable to our common stock and Preferred Stock, (ii) such shares of preferred stock could have voting or conversion rights, which could adversely affect the voting power of the holders of our common stock and Preferred Stock and (iii) the ownership interest of holders of our common stock will be diluted following the issuance of any such shares of preferred stock. In addition the issuance of such shares of blank check preferred stock could have the effect of discouraging, delaying or preventing a change of control of our Company.

Provisions in our bylaws and Nevada law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, may depress the trading price of our common stock.

Provisions of our bylaws and Nevada law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. The relevant bylaw provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include advance notice requirements for stockholder proposals and nominations, and the ability of our Board of Directors to make, alter or repeal our bylaws.

Absent approval of our Board of Directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote.

In addition, Section 78.438 of the Nevada Revised Statutes prohibits a publicly-held Nevada corporation from engaging in a business combination with an interested stockholder (generally defined as a person which together with its affiliates owns, or within the last three years has owned, 10% of our voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder) unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and other potential anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Even though we are not incorporated in California, we may become subject to a number of provisions of the California General Corporation Law.

Section 2115(b) of the California Corporations Code imposes certain requirements of California corporate law on corporations organized outside California that, in general, are doing more than 50% of their business in California and have more than 50% of their outstanding voting securities held of record by persons residing in California. While we are not currently subject to Section 2115(b), we may become subject to it in the future.

The following summarizes some of the principal differences which would apply if we become subject to Section 2115(b).

Under both Nevada and California law, cumulative voting for the election of directors is permitted. However, under Nevada law, cumulative voting must be expressly authorized in the Articles of Incorporation and our Amended and Restated Articles of Incorporation do not authorize cumulative voting. If we become subject to Section 2115(b), we may be required to permit cumulative voting if any stockholder properly requests to cumulate his or her votes.

Under Nevada law, the stockholders may remove directors by the vote of two-thirds of the voting power of the issued and outstanding stock entitled to vote. However, California law permits the removal of directors by the vote of only a majority of the outstanding shares entitled to vote. If we become subject to Section 2115(b), the removal of a director may be accomplished by a majority vote, rather than a vote of two-thirds, of the stockholders entitled to vote.

Under California law, the corporation must take certain steps to be allowed to provide for greater indemnification of its officers and directors than is provided in the California Corporation Code. If we become subject to Section 2115(b), our ability to indemnify our officers and directors, to the extent permitted in our Articles of Incorporation, Bylaws and under Nevada law, may be limited by California law.

Nevada law permits distributions to stockholders as long as, after the distribution, (i) the corporation would be able to pay its debts as they become due and (ii) the corporation’s total assets are at least equal to its liabilities and preferential dissolution obligations. Under California law, distributions may be made to stockholders as long as the corporation would be able to pay its debts as they mature and either (i) the corporation’s retained earnings equal or exceed the amount of the proposed distributions, or (ii) after the distributions, the corporation’s tangible assets are at least 125% of its liabilities and the corporation’s current assets are at least equal to its current liabilities (or, 125% of its current liabilities if the corporation’s average operating income for the two most recently completed fiscal years was less than the average of the interest expense of the corporation for those fiscal years). If we become subject to Section 2115(b), we will have to satisfy more stringent financial requirements to be able to pay dividends to our stockholders. Additionally, stockholders may be liable to the corporation if we pay dividends in violation of California law.

California law permits a corporation to provide “supermajority vote” provisions in its Articles of Incorporation, which would require specific actions to obtain greater than a majority of the votes, but not more than 66 2/3 percent. Nevada law does not permit supermajority vote provisions. If we become subject to Section 2115(b), it is possible that our stockholders would vote to amend our Articles of Incorporation and require a supermajority vote for us to take specific actions.

Under California law, in a disposition of substantially of all the corporation’s assets, if the acquiring party is in control of or under common control with the disposing corporation, the principal terms of the sale must be approved by 90 percent of the stockholders. Although Nevada law does contain certain rules governing interested stockholder business combinations, it does not require similar stockholder approval. If we become subject to Section 2115(b), we may have to obtain the vote of a greater percentage of the stockholders to approve a sale of our assets to a party that is in control of, or under common control with, us.

California law places certain additional approval rights in connection with a merger if all of the shares of each class or series of a corporation are not treated equally or if the surviving or parent party to a merger represents more than 50 percent of the voting power of the other corporation prior to the merger. Nevada law does not require such approval. If we become subject to Section 2115(b), we may have to obtain the vote of a greater percentage of the stockholders to approve a merger that treats shares of a class or series differently or where a surviving or parent party to the merger represents more than 50% of the voting power of the other corporation prior to the merger.

California law requires the vote of each class to approve a reorganization or a conversion of a corporation into another entity. Nevada law does not require a separate vote for each class. If we become subject to Section 2115(b), we may have to obtain the approval of each class if we desire to reorganize or convert into another type of entity.

California law provides greater dissenters’ rights to stockholders than Nevada law. If we become subject to Section 2115(b), more stockholders may be entitled to dissenters’ rights, which may limit our ability to merge with another entity or reorganize.

Our stock is deemed to be penny stock.

In connection with the filing of the registration statement of which this prospectus forms a part, we received conditional approval to list our common stock and warrants on the NASDAQ Capital Market under the symbols “CYRX” and “CYRXW”, respectively, subject to the satisfaction of certain conditions and meeting all of the NASDAQ Capital Market listing standards on the date of this offering. After the consummation of this offering, we believe that we will satisfy the listing requirements and expect that our common stock and warrants will be listed on the NASDAQ Capital Market. Such listing, however, is not guaranteed. If such listing is not approved, our stock and warrants will be traded on the OTCQB, operated by the OTC Markets Group, Inc., and will be subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The penny stock rules apply to companies not listed on a national exchange whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Penny stocks sold in violation of the applicable rules may entitle the buyer of the stock to rescind the sale and receive a full refund from the broker.

Many brokers have decided not to trade “penny stock” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the “penny stock rules” for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the “penny stock rules,” investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded on the OTCQB, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and current and potential stockholders may lose confidence in our financial reporting.

We are required by the SEC to establish and maintain adequate internal control over financial reporting that provides reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses in those internal controls.

Any failure to maintain such internal controls in the future could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and the OTCQB, we could face severe consequences from those authorities. In either case, there could result a material adverse effect on our business. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time, and we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and could result in material liability to us and have a material adverse impact on the trading price of our common stock.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, certain listing requirements, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition is more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

Risks Relating Principally to This Offering and Our Capital Structure

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of our potential uses for the estimated $13,600,000 in net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending its use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

An active market for our common stock and warrants may not develop or be maintained, which could limit your ability to sell your common stock and/or warrants.

Prior to this offering, there has been a limited public market for our common stock and no market for our warrants and the public offering price of the units may bear no relationship to the price at which our common stock and warrants will trade after this offering. There can be no assurance that an active public market for our common stock or warrants will develop or be sustained after this offering or how liquid that market might become. As a result, investors may not be able to sell their common stock or warrants at or above the public offering price or at the time that they would like to sell.

Our stock and warrant price may be volatile.

The market price of our common stock and warrants is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including, but not limited to:

•	technological innovations or new products and services by us or our competitors,
•	additions or departures of key personnel,
•	sales of our common stock,
•	our ability to integrate operations, technology, products and services,
•	our ability to execute our business plan,
•	operating results below expectations,
•	loss of any strategic relationship,
•	industry developments,

•	economic and other external factors, and
•	period-to-period fluctuations in our financial results.

You may consider any one of these factors to be material. The price of common stock and warrants may fluctuate widely as a result of any of the above listed factors. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock and warrants.

A significant portion of our total outstanding shares of common stock may be sold into the public market in the near future, which could cause the market price of our common stock and warrants to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the market perception that the holders of a large number of shares of common stock intend to sell shares of common stock, could reduce the market price of our common stock and warrants. After this offering, we will have up to 9,021,945 shares of common stock outstanding based on the number of shares of common stock outstanding as of June 10, 2015. This amount includes the 1,953,125 shares of common stock that we are selling in this offering, which may be resold in the public market immediately and 2,007,622 shares of common stock that will be issued upon the mandatory exchange of Class A and Class B preferred stock that will be effective on the day that is six months and one day after the closing of the offering and assuming no voluntary conversion of such shares of preferred stock prior to such time. The remaining 5,061,198 shares of common stock, or 56% of our outstanding shares of common stock after this offering, will be able to be sold immediately, subject to any applicable volume limitations under federal securities laws, or within 90 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between certain holders of some of these shares of common stock and the underwriters (as described in “Underwriting”). However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares of common stock at any time.

The recently effected 12-to-1 reverse stock split could adversely affect the liquidity of our common stock and market capitalization.

On May 19, 2015, the Board of Directors effected a 12-to-1 reverse stock split in order to increase the stock price to a level that will enable it to apply for listing on the NASDAQ Capital Market or other national stock exchange.

A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in our overall market capitalization. If the per share market price does not increase proportionately as a result of the reverse split, then the value of our company as measured by our market capitalization will be reduced, perhaps significantly. This also significantly reduces the number of shares of our common stock that are outstanding, and the liquidity of our common stock could be adversely affected and you may find it more difficult to purchase or sell shares of our common stock.

If you purchase units in this offering, you will suffer immediate dilution of your investment.

The public offering per price per share of our units will be substantially higher than the net tangible book value per share of our common stock immediately after the offering. At the assumed public offering price of $7.68 per share, purchasers of our common stock that will be issued as a component of the units will incur immediate dilution of $6.23 per share in the net tangible book value of their purchased shares. Conversely, the shares of our common stock that our existing stockholders currently own will receive an increase in net tangible book value per share. See “Dilution.”

You may be diluted by exercises of outstanding options and warrants and conversions of outstanding convertible promissory notes.

As of June 10, 2015, we had outstanding options to purchase an aggregate of 2,250,816 shares of our common stock at a weighted average exercise price of $5.24 per share, warrants to purchase an aggregate of 5,767,843 shares of our common stock at a weighted average exercise price of $7.14 per share and convertible promissory notes convertible at a twenty percent (20%) discount to the price per share of the securities issued by the Company in this public offering. The exercise of such outstanding options and warrants and the conversion of such outstanding convertible promissory notes will result in further dilution of your investment. In addition, you may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less in net tangible book value than the full purchase price you paid for the shares in the event of liquidation.

There is no guarantee that our shares of common stock or warrants will be listed on the NASDAQ Capital Market.

In connection with the filing of the registration statement of which this prospectus forms a part, we received conditional approval to list our common stock and warrants on the NASDAQ Capital Market under the symbols “CYRX” and “CYRXW”, respectively, subject to the satisfaction of certain conditions and meeting all of the NASDAQ Capital Market listing standards on the date of this offering. After the consummation of this offering, we believe that we will satisfy the listing requirements and expect that our common stock and warrants will be listed on the NASDAQ Capital Market. Such listing, however, is not guaranteed. If such listing is approved, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. Our lead underwriter, Aegis Capital Corp., is not obligated to make a market in our securities, and even if they make a market, they can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue.

If our common stock and warrants are approved for listing on the NASDAQ Capital Market, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying NASDAQ’s continued listing requirements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have not historically, and do not anticipate paying future dividends on our capital stock. We currently intend to retain all of our future earnings, as applicable, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

Securities research analysts, including those affiliated with our underwriters, may establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts begin to cover us, the trading price for our stock and the trading volume could be adversely affected.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Forward-looking statements in this prospectus include, but are not necessarily limited to, those relating to:

•	our intention to introduce new products or services,
•	our expectations about securing strategic relationships with global couriers or large clinical research organization,
•	our future capital needs,
•	results of our research and development efforts, and
•	success of our patent applications.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in “Risk Factors” in this prospectus and detailed in our other SEC filings, including among others:

•	the effect of regulation by United States and foreign governmental agencies,
•	research and development efforts, including delays in developing, or the failure to develop, our products,
•	the development of competing or more effective products by other parties,
•	uncertainty of market acceptance of our products,
•	errors in business planning attributable to insufficient market size or segmentation data,
•	problems that we may face in manufacturing, marketing, and distributing our products,
•	problems that we may encounter in further development of Cryoport Express® Solutions, which includes the cloud-based logistics management software branded as CryoportalTM,
•	our inability to raise additional capital when needed,
•	delays in the issuance of, or the failure to obtain, patents for certain of our products and technologies,
•	problems with important suppliers and strategic business partners, and
•	difficulties or delays in establishing marketing relationships with international couriers.

Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All of the above factors are difficult to predict, contain uncertainties that may materially affect our actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each factor on our business.

This prospectus also contains estimates and other industry and statistical data developed by independent parties and by us relating to market size, growth, and segmentation of markets. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified these estimates generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock and warrants that we are offering will be approximately $13,600,000, based on an assumed public offering price of $7.68 per unit and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. We intend to use those net proceeds primarily for working capital purposes. Currently, our monthly operating deficit is approximately $500,000 per month. Initially, we will have an increasing need for working capital to support our growth strategy; hence, the amount of operating deficit may increase in advance of the anticipated substantial growth in our revenues. With appropriate funding, such as receipt of the net proceeds from the issuance of substantially all of the shares of common stock and warrants in this offering, we anticipate achieving cash flow breakeven involving an annual revenue run rate of approximately $10 to $12 million in twelve to fourteen months.

Pending any use, as described above, we plan to invest the net proceeds in investment-grade, short-term, interest-bearing securities.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the OTCQB, operated by the OTC Markets Group, Inc. under the symbol “CYRX”. We have also received conditional approval to list our common stock and warrants on the NASDAQ Capital Market under the symbols “CYRX” and “CYRXW”, respectively, subject to the satisfaction of certain conditions and meeting all of the NASDAQ Capital Market listing standards on the date of this offering. Such listing, however, is not guaranteed.

On June 10, 2015, the last reported sale price for our common stock was $7.68 per share.

There can be no assurances that an active public market for our common stock or warrants will develop or be sustained. The high and low closing sale prices of our common stock reported by OTCQB during the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	High	Low
Year 2015:
Fourth Quarter Ended March 31, 2015	$8.64	$4.56
Third Quarter Ended December 31, 2014	$5.76	$4.32
Second Quarter Ended September 30, 2014	$5.88	$4.80
First Quarter Ended June 30, 2014	$6.36	$4.20
Year 2014:
Fourth Quarter Ended March 31, 2014	$6.84	$4.08
Third Quarter Ended December 31, 2013	$6.60	$3.60
Second Quarter Ended September 30, 2013	$6.24	$2.76
First Quarter Ended June 30, 2013	$6.72	$1.92
Year 2013:
Fourth Quarter Ended March 31, 2013	$7.32	$3.96
Third Quarter Ended December 31, 2012	$4.68	$1.32
Second Quarter Ended September 30, 2012	$6.12	$2.28
First Quarter Ended June 30, 2012	$8.40	$4.44

Number of Stockholders

As of June 10, 2015, there were 228 record holders of our common stock.

Dividends

No dividends on common stock have been declared or paid by the Company. As of March 31, 2015, the Company had cumulative, undeclared dividends that have not been accrued related to its outstanding preferred stock of $305,300. The Company intends to employ all available funds for the development of its business and, accordingly, does not intend to pay any cash dividends in the foreseeable future.

Securities Authorized For Issuance Under Equity Compensation Plans

We currently maintain three equity compensation plans, referred to as the 2002 Stock Incentive Plan (the “2002 Plan”), the 2009 Stock Incentive Plan (the “2009 Plan”) and the 2011 Stock Incentive Plan (the “2011 Plan”). Our Compensation Committee is responsible for making, reviewing and recommending grants of options and other awards under these plans which are approved by the Board.

The 2002 Plan, which was approved by our stockholders in October 2002, allows for the grant of options to purchase up to 41,667 shares of the Company’s common stock. The 2002 Plan provides for the granting of options to purchase shares of our common stock at prices not less than the fair market value of the stock at the date of grant and generally expire 10 years after the date of grant. The stock options are subject to vesting requirements, generally three or four years. The 2002 Plan also provides for the granting of restricted shares of common stock subject to vesting requirements. As of June 30, 2013, no shares are available for future issuances as the 2002 Plan has expired.

The 2009 Plan, which was approved by our stockholders at our 2009 Annual Meeting of Stockholders held on October 9, 2009, provides for the grant of stock-based incentives. The 2009 Plan allows for the grant of up to 100,000 shares of our common stock for awards to our officers, directors, employees and consultants. The 2009 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock rights, restricted stock, performance share units, performance shares, performance cash awards, stock appreciation rights, and stock grant awards. The 2009 Plan also permits the grant of awards that qualify for the “performance-based compensation” exception to the $1,000,000 limitation on the deduction of compensation imposed by Section 162(m) of the Code. As of June 10, 2015, a total of 25,314 shares of our common stock remained available for future grants under the 2009 Plan.

The 2011 Plan, as amended, which was approved by our stockholders at our 2011 Annual Meeting of Stockholders held on September 22, 2011 and, with respect to the amendments, at our 2012, 2013 and 2014 Annual Meeting of Stockholders held on September 13, 2012, September 6, 2013 and August 29, 2014, respectively, provides for the grant of stock-based incentives. The 2011 Plan allows for the grant of up to 1,158,334 shares of our common stock for awards to our officers, directors, employees and consultants. The 2011 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock rights, restricted stock, performance share units, performance shares, performance cash awards, stock appreciation rights, and stock grant awards. The 2011 Plan also permits the grant of awards that qualify for the “performance-based compensation” exception to the $1,000,000 limitation on the deduction of compensation imposed by Section 162(m) of the Code. Awards may be granted under the 2011 Plan until September 21, 2021 or until all shares available for Awards under the 2011 Plan have been purchased or acquired unless the stockholders of the Company vote to approve an extension of the 2011 Plan prior to such expiration date. As of June 10, 2015, a total of 30,190 shares remained available for future grants under the 2011 Plan.

In addition to the stock options issued pursuant to the Company’s three stock incentive plans, the Company has granted warrants to employees, officers, non-employee directors and consultants. The warrants are generally not subject to vesting requirements and have ten-year terms.

The following table sets forth certain information as of March 31, 2015 concerning the Company’s common stock that may be issued upon the exercise of options or warrants or pursuant to purchases of stock under the 2002 Plan, the 2009 Plan, the 2011 Plan and other stock-based compensation:

Plan Category	(a) Number of Securities to be Issued Upon the Exercise of Outstanding Options and Warrants	(b) Weighted-Average Exercise Price of Outstanding Options and Warrants	(c) Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	1,027,564	$5.16	182,796
Equity compensation plans not approved by stockholders(1)	788,086	$6.36	N/A
	1,815,650		182,796
(1)	During November 5, 2012 through December 18, 2014, a total of 766,181 options outstanding were granted to employees outside of an option plan of which 671,043 shares were issued to Mr. Shelton. In the past the Company has issued warrants to purchase 27,285 shares of common stock in exchange for services provided to the Company, of which warrants to purchase 21,905 shares of common stock are outstanding and expire through June 2019. The exercise prices ranged from $33.60 to $129.60 and generally vested upon issuance. Fifteen consultants and former officers and directors received warrants to purchase 27,285 shares of common stock in this manner.

The table above excludes options to purchase 465,625 and 20,834 shares of common stock granted on May 7, 2015 to employees and members of the board of directors, respectively, with an exercise price of $7.80 per share, of which 355,000 shares were issued outside of a plan. The exercise price for the shares of common stock pursuant to the option is equal to the fair market value of the Company’s common stock on the date of grant.

DETERMINATION OF THE OFFERING PRICE

The public offering price of the units offered by this prospectus will be based on the closing market price of our common stock immediately prior to the closing date of this offering and other factors described in “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015:

•	On an actual basis;
•	On a pro forma basis, giving effect to the sale by us of 1,953,125 shares of common stock in this offering at an assumed public offering price of $7.68 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;
•	On a pro forma as adjusted basis, giving the effect as if the following transactions and adjustments had occurred on March 31, 2015. The issuance of 2,007,622 shares of common stock issuable upon the mandatory exchange of 454,750 shares of our Class A Preferred Stock and 534,571 shares of our Class B Preferred Stock that will be effective on the day that is six months and one day after the closing of this offering and assuming no voluntary conversion of such shares of preferred stock prior to such time (includes 372,862 shares of our Class B Preferred Stock issued at $12.00 per share during the period April 1, 2015 through June 10, 2015 and unpaid dividends for the Class A Preferred Stock and Class B Preferred Stock totaling $386,405 and $76,572, respectively, as of June 10, 2015).

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
Cash and Cash Equivalents	$1,405,186	$15,005,186	$19,479,530
Notes payable and accrued interest, net	$535,507	$535,507	$535,507
Related-party notes payable and accrued interest, net	1,003,033	1,003,033	1,003,033
Total notes payable	1,538,540	1,538,540	1,538,540
Stockholders’ (Deficit) Equity:
Preferred Stock, $0.001 par value; 2,500,000 shares authorized;
Class A convertible preferred stock – $0.001 par value; 800,000 shares authorized; 454,750 shares issued and outstanding, actual and pro forma; no shares issued and outstanding pro forma as adjusted;	455	455	—
Class B convertible preferred stock – $0.001 par value; 800,000 shares authorized 161,709 shares issued and outstanding, actual and pro forma; no shares issued and outstanding pro forma as adjusted;	162	162	—
Common stock, $0.001 par value; 20,833,333 shares authorized; 5,025,577 shares issued and outstanding, actual; 6,978,702 shares issued and outstanding pro forma; 8,986,324 shares issued and outstanding pro forma as adjusted	5,026	6,979	8,986

	March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
Additional paid-in capital	97,346,137	110,944,184	115,880,115
Accumulated deficit	(97,768,079)	(97,768,079)	(98,231,056)
Total stockholders’ (deficit) equity	(416,299)	13,183,701	17,658,045
Total capitalization	$1,122,241	$14,722,241	$19,196,585

The number of shares of our common stock to be outstanding after this offering is based on 5,025,577 shares outstanding as of March 31, 2015, and excludes:

•	1,793,745 shares of our common stock reserved for issuance upon the exercise of options outstanding as of March 31, 2015 with a weighted average exercise price of $4.56 per share;
•	5,475,806 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2015 with a weighted average exercise price of $7.20 per share;
•	182,796 shares of common stock available for future grant as of March 31, 2015 under our 2009 and 2011 Plans.
•	1,953,125 shares of common stock issuable upon the exercise of the warrants to be issued in connection with this offering;
•	2,007,622 shares of our common stock issuable upon the exercise of warrants that will be issued upon the mandatory exchange of the Class A Preferred Stock and Class B Preferred Stock that will be effective on the day that is six months and one day after the closing of this offering and assuming no voluntary conversion of such shares of preferred stock prior to such time;
•	Warrants to purchase up to 78,125 shares of our common stock issuable to the underwriter in connection with the completion of this offering;
•	585,938 shares of common stock (including the shares of common stock underlying the warrants included as part of the units) that comprise the units that may be purchased by the underwriters’ representative upon the exercise of its 45-day option to cover over-allotments, if any; and
•	158,754 shares of common stock and 158,754 shares of common stock issuable upon the exercise of warrants that may be issued upon the voluntary conversion of certain promissory notes as a result of this offering.

DILUTION

If you invest in our common stock, included in the units offered pursuant to this prospectus your interest will be diluted to the extent of the difference between the public offering price you pay and the as adjusted net tangible book value per share of our common stock after this offering, assuming a value of $0.01 is attributed to the warrants included in the units we are offering by this prospectus. Our net tangible book deficit as of March 31, 2015 was $(553,120), or $(0.11) per share of common stock. We calculate net tangible book value (deficit) per share by calculating the difference between the total assets less intangible assets and total liabilities, and dividing the result by the number of shares of common stock outstanding.

Net tangible book value dilution per share represents the difference between the amount per unit paid by new investors who purchase units in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering as of March 31, 2015, after giving effect to:

•	the sale by us of 1,953,125 shares of common stock at an assumed public offering price of $7.68 per share included in the units we are offering by this prospectus and the application of the estimated net proceeds to us in this offering as described under “Use of Proceeds”;
•	the issuance of 2,007,622 shares of common stock that will be issued upon the mandatory exchange of 454,750 shares of Class A Preferred Stock and 534,571 shares of Class B Preferred Stock that will be effective on the day that is six months and one day after the closing of this offering and assuming no voluntary conversion of such shares of preferred stock prior to such time; and
•	the estimated underwriting discounts and commissions and offering expenses payable by us.

		Adjusted
Assumed public offering price per unit		$7.68
Net tangible book value (deficit) per share as of March 31, 2015	$(0.11)
Increase in net tangible book value per share attributable to this offering	1.56
As adjusted net tangible book value per share after this offering		1.45
Dilution in net tangible book value per share to new investors		$6.23

The following table summarizes as of March 31, 2015, on a pro forma basis to reflect the same adjustments described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by:

•	the existing common stockholders and preferred stockholders on an as converted basis; and
•	the new investors in this offering, assuming the sale of 1,953,125 shares of common stock offered hereby at an assumed public offering price of $7.68 per share included in the units we are offering by this prospectus.

The calculations are based upon total consideration given by new and existing stockholders, before any deduction of estimated underwriting discounts and commissions and offering expenses.

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders	7,033,199	78%	$48,217,358	76%	$6.86
New Investors	1,953,125	22%	$15,000,000	24%	$7.68
Total	8,986,324	100%	$63,217,358	100%	$7.03

The above table excludes an aggregate of up to 11,491,219 additional shares of common stock reserved and available for future issuance (i) upon the exercise of all outstanding stock options and warrants to purchase common stock, (ii) upon the exercise of all warrants issued in connection with this public offering, and (iii) under the 2009 Plan and the 2011 Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” We caution the reader not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this prospectus. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

General Overview

We provide cryogenic logistics solutions to the life sciences industry through a combination of purpose-built proprietary packaging, information technology and specialized cold chain logistics knowhow. We view our solutions as disruptive to the “older technologies” of dry ice and liquid nitrogen, in that our solutions are comprehensive and combine our competencies in configurations that are customized to our client’s requirements. We provide comprehensive, reliable, economic alternatives to all existing logistics solutions and services utilized for frozen shipping in the life sciences industry (e.g., personalized medicine, stem cells, cell lines, vaccines, diagnostic materials, semen, eggs, embryos, cord blood, bio-pharmaceuticals, infectious substances, and other commodities that require continuous exposure to cryogenic or frozen temperatures). We provide the ability to monitor, record and archive crucial information for each shipment that can be used for scientific and regulatory purposes.

Our Cryoport Express® Solutions include a sophisticated cloud-based logistics operating platform that we have branded as the CryoportalTM. The CryoportalTM supports the management of the entire shipment and logistics process through a single interface, including initial order input, document preparation, customs clearance, courier management, shipment tracking, issue resolution, and delivery. In addition, it provides unique and incisive information dashboards and validation documentation for every shipment. The CryoportalTM records and retains a fully documented “chain-of-custody” and, at the client’s option, “chain-of-condition” for every shipment, helping ensure that quality, safety, efficacy, and stability of shipped commodities are maintained throughout the process. This recorded and archived information allows our clients to meet exacting requirements necessary for scientific work and for proof of regulatory compliance during the logistics phase.

The branded packaging for our Cryoport Express® Solutions includes our liquid nitrogen dry vapor shippers, The Cryoport Express® Shippers. Cryoport Express® Shippers are cost-effective and reusable cryogenic transport containers (our standard shipper is a patented vacuum flask) utilizing an innovative application of “dry vapor” liquid nitrogen (“LN2”) technology. Cryoport Express® Shippers are International Air Transport Association (“IATA”) certified and validated to maintain stable temperatures of minus 150°C and below for a 10-day dynamic shipment period. The Company currently features three Cryoport Express® Shippers: the Standard Dry Shipper (holding up to 75 2.0 ml vials), the High Volume Dry Shipper (holding up to 500 2.0 ml vials) and the recently introduced Cryoport Express® CXVC1 Shipper (holding up to 1,500 2.0 ml vials). In addition, we assist clients with internal secondary packaging as well (e.g., vials, canes, straws, plates, etc.)

Our most used solution is the “turnkey” solution, which can be accessed directly through our cloud-based CryoportalTM or by contacting Cryoport Client Care for order entry. Once an order is placed and cleared, we ship a fully charged Cryoport Express® Shipper package to the client who conveniently loads its frozen commodity into the inner chamber of the Cryoport Express® Shipper. The customer then closes the shipper package and reseals the shipping box displaying the next recipient’s address (“Flap A”) for pre-arranged carrier pick up. Cryoport arranges for the pick-up of the parcel by a shipping service provider, which is designated by the client or chosen by Cryoport, for delivery to the client’s intended recipient. The recipient simply opens the shipper package and removes the frozen commodity that has been shipped. The recipient then reseals the package, displaying the nearest Cryoport Operations Center address (“Flap B”)

making it ready for pre-arranged carrier pick-up. When the Cryoport Operations Center receives the Cryoport Express® Shipper, it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

In late 2012, we shifted our focus to become a comprehensive cryogenic logistics solutions provider. Recognizing that clients in the life sciences industry have varying requirements, we unbundled our technologies, establishing customer facing solutions and taking a consultative approach to the market. Today, in addition to our standard “Turn-key Solution,” described above, we also provide the following customer facing, value-added solutions to address our various clients’ needs:

•	“Customer Staged Solution,” designed for clients making 50 or more shipments per month. Under this solution, we supply an inventory of our Cryoport Express® Shipper packages to our customer, in an uncharged state, enabling our customer (after training/certification) to charge them with liquid nitrogen and use our CryoportalTM to enter orders with shipping and delivery service providers for the transportation of the package. Once the order is released, our customer services professionals monitor the shipment and the return of the shipper for cleaning, quality assurance testing and reuse.
•	“Customer Managed Solution,” a limited customer implemented solution whereby we supply our Cryoport Express® Shippers packages to clients in a fully charged state, but leaving it to the client to manage the shipping, including the selection of the shipping and delivery service provider and the return of the shipper to us. Under this solution, the customer accepts a significant level of risk for a successful shipment.
•	“powered by CryoportSM,” made available to providers of shipping and delivery services who seek to offer a “branded” cryogenic logistics solution as part of their service offerings, with “powered by CryoportSM” appearing prominently on the offering software interface and packaging. This solution can also be private labeled upon meeting certain requirements, such as minimum required shipping volumes.
•	“Integrated Solution,” which is our outsource solution. It is our most comprehensive and complex solution. It involves our management of the entire cryogenic logistics process for our client, including Cryoport employees at the client’s site to manage the client’s cryogenic logistics function in total.
•	“Regenerative Medicine Point-of-Care Repository Solution,” designed for allogeneic therapies. In this model we supply our Cryoport Express® Shipper package to ship and store cryogenically preserved life science products for up to 6 days (or longer periods with supplementary shippers) at a point-of-care site, with the Cryoport Express® Shipper serving as a temporary freezer/repository enabling the efficient and effective distribution of temperature sensitive allogeneic cell-based therapies without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device. Our customer service professionals monitor each shipment throughout the predetermined process including the return of the shipper to us. When the Cryoport Operations Center receives the Cryoport Express® Shipper package it is cleaned, put through quality assurance testing, and returned to inventory for reuse.
•	“Personalized Medicine and Cell-based Immunotherapy Solution,” designed for autologous therapies. In this model, our Cryoport Express® Shipper package serves as an enabling technology for the safe transportation of manufactured autologous cellular-based immunotherapy market by providing a comprehensive logistics solution for the verified chain of custody and condition transport from, (a) the collection of the patient’s cells in a hospital setting, to (b) a central processing facility where they are manufactured into a personalized medicine, to (c) the safe, cryogenically preserved return of these irreplaceable cells to a point-of-care treatment facility. If required, the Cryoport Express® Shipper can then serve as a temporary freezer/repository to allow the efficient distribution of this personalized medicine to the patient when and where the medical provider needs it most without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device. Our customer service professionals monitor each shipment throughout the predetermined process, including the return of the shipper to us. When the Cryoport Operations Center receives the Cryoport Express® Shipper package it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

Strategic Logistics Alliances

We have sought to establish strategic alliances as a method of marketing our solutions providing minus 150°C shipping conditions to the life sciences industry. We have focused our efforts on leading companies in the logistics services industry as well as participants in the life sciences industry. In connection with our alliances with providers of shipping services, we refer to their offerings as “powered by CryoportSM” to reflect our solutions being integrated into our alliance partner’s services.

Cryoport now serves and supports the three largest integrators in the world, responsible for over 85% of worldwide airfreight, with its advanced cryogenic logistics solutions for life sciences. We operate with each independently and confidentially in support of their respective market and sales strategies. We maintain our independent partnerships with strict confidentiality guidelines within the Company. These agreements represent a significant validation of our solutions and the way we conduct our business.

FedEx.  In January 2013, we entered into a master agreement with Federal Express Corporation (“FedEx”) (the “FedEx Agreement”) renewing these services and providing FedEx with a non-exclusive license and right to use a customized version of our CryoportalTM for the management of shipments made by FedEx customers. The FedEx Agreement became effective on January 1, 2013 and, unless sooner terminated as provided in the FedEx Agreement, expires on December 31, 2015. FedEx has the right to terminate this agreement at any time for convenience upon 180 days’ notice.

Under our FedEx Agreement, we provide frozen shipping logistics services through the combination of our purpose-built proprietary technologies and turnkey management processes. FedEx markets and sells Cryoport’s services for frozen temperature-controlled cold chain transportation as its FedEx® Deep Frozen Shipping Solution on a non-exclusive basis and at its sole expense. During fiscal year 2013, the Company worked closely with FedEx to further align its sales efforts and accelerate penetration within FedEx’s life sciences customer base through improved processes, sales incentives, joint customer calls and more frequent communication at the sales and executive level. In addition, FedEx has developed a FedEx branded version of the CryoportalTM software platform, which is “powered by CryoportSM” for use by FedEx and its customers giving them access to the full capabilities of our cloud-based logistics management software platform.

DHL.  In June 2014, we entered into a master agreement with LifeConEx, a part of DHL Global Forwarding (“DHL”). This relationship with DHL is a further implementation of the Company’s expansion of distribution partnerships under the “powered by CryoportSM” model described above, allowing us to expand our sales and marketing reach through our partners and build awareness of the benefits of our validated cryogenic solution offerings. DHL can now enhance and supplement its cold chain logistics offerings to its life sciences and healthcare customers with Cryoport’s validated cryogenic solutions. DHL added 15 additional certified Life Sciences stations in the second quarter of 2014 bringing the Thermonet network to 60 stations in operation. Over the course of rolling out our new relationship, this expanded network will offer Cryoport’s cryogenic solutions under the DHL brands as “powered by CryoportSM”. In addition, DHL’s customers will be able to have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and receive preferred DHL shipping rates and discounts. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with DHL’s tracking and billing systems to provide DHL life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

UPS.  In October 2014, we added United Parcel Services, Inc. (“UPS”) as our third major distributor by entering into an agreement with UPS Oasis Supply Corporation, a part of UPS, whereby UPS will offer our validated and comprehensive cryogenic solutions to its life sciences and healthcare customers on a global basis. This relationship with UPS is a further implementation of the Company’s expansion of distributors under the “powered by CryoportSM” model described above, allowing us to further expand our sales and marketing reach through our partners and build awareness of the benefits of our validated cryogenic solution offerings through UPS.

Over the course of rolling out our new relationship with UPS, UPS customers will have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and gain access to UPS’s broad array of domestic and international shipping and logistics solutions at competitive prices. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with UPS’s tracking and billing systems to provide UPS life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

These agreements the three largest integrators in the world represent a significant validation of our solutions and the way we conduct our business.

Life Sciences Agreements

Zoetis.  In December 2012, we signed an agreement with Pfizer Inc. relating to Zoetis Inc. (formerly the animal health business unit of Pfizer Inc.) pursuant to which we were engaged to manage frozen shipments of a key poultry vaccine. Under this arrangement, Cryoport provides on-site logistics personnel and its logistics management operating platform, the CryoportalTM to manage shipments from the Zoetis manufacturing site in the United States to domestic customers as well as various international distribution centers. As part of our logistics management services, Cryoport is constantly analyzing logistics data and processes to further introduce economies and reliability throughout the network, ensuring products arrive at their destinations in specified conditions, on-time and with the optimum utilization of resources. The Company manages Zoetis’ total fleet of dewar flask shippers used for this purpose, including liquid nitrogen shippers. In July 2013 the agreement was amended to expand Cryoport’s scope to manage all logistics of Zoetis’ key frozen poultry vaccine to all Zoetis’ international distribution centers as well as all domestic shipments. In October 2013, the agreement was further amended to further expand Cryoport’s role to include the logistics management for a second poultry vaccine.

Liventa Biosciences.  In February 2014, we entered into a services agreement with Liventa Bioscience, Inc. (“Liventa”), a privately-held, commercial stage biotechnology company focused on cell-based, advanced biologics in the orthopedic industry. Under this agreement, Liventa will use Cryoport’s Regenerative Medicine Point-of-Care Repository Solution for the logistics of its cell-based therapies requiring cryogenic temperatures and also provide Cryoport Express® Solutions to other biologics suppliers within the orthopedic arena. The agreement combines Cryoport’s proprietary, purpose-built cold chain logistics solutions for cell-based and advanced biologic tissue forms with Liventa’s distribution capability to orthopedic care providers. The implementation of Cryoport’s Regenerative Medicine Point-of-Care Repository Solution will eliminate the risks of degradation and also eliminate the need for expensive onsite cryogenic freezers for storage of cell-based orthopedic therapies. This will enable Liventa to confidently serve orthopedic practices, surgical centers, pain clinics, hospitals and, eventually, pharmacies and specialty care providers. The agreement has an initial three-year term and may be renewed for consecutive three-year terms, unless earlier terminated by either party. Liventa also agreed to certain performance criteria and the issuance of 150,000 shares of its common stock to Cryoport in exchange for the exclusive right to offer, market and promote Cryoport Express® Solutions for cellular-based therapies requiring cryogenic temperatures for use in the orthopedic arena in the United States.

In summary, we serve the life sciences industry with cryogenic logistics solutions that are advanced, comprehensive, reliable, validated, and efficient. Our clients include those companies and institutions that have logistics requirements for personalized medicine, immunotherapies, stem cells, cell lines, tissue, vaccines, in-vitro fertilization, cord blood, and other temperature sensitive commodities of life sciences.

Companies or institutions such as therapy developers for personalized medicine, bio-pharmaceuticals, research, contract research organizations, diagnostic laboratories, contract manufacturers, cord blood repositories, vaccine manufacturers, animal husbandry related companies, in-vitro fertilization clinics, and other organizations handling commodities requiring reliable cryogenic logistics solutions are amongst our clients. These companies usually operate within heavily regulated environments and as such, changing vendors and distribution practices typically require a number of steps, which may include the audit of our facilities, review of our procedures, qualifying us as a vendor, and performing test shipments. This process can take three to nine months or longer to complete prior to a potential customer adopting one or more of our Cryoport Express® Solutions.

Going Concern

As reported in the Report of Independent Registered Public Accounting Firm on our March 31, 2015 and 2014 consolidated financial statements, we have incurred recurring losses and negative cash flows from operations since inception. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

We expect to continue to incur substantial additional operating losses from costs related to the commercialization of our Cryoport Express® Solutions and do not expect that revenues from operations will be sufficient to satisfy our funding requirements in the near term. We believe that our cash resources at March 31, 2015, and funds currently being raised through a Class B convertible preferred stock offering together with the revenues generated from our services will be sufficient to sustain our planned operations into the third quarter of fiscal year 2016; however, we must obtain additional capital to fund operations thereafter and for the achievement of sustained profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. We are currently working on funding alternatives in order to secure sufficient operating capital to allow us to continue to operate as a going concern.

Future capital requirements will depend upon many factors, including the success of our commercialization efforts and the level of customer adoption of our Cryoport Express® Solutions as well as our ability to establish additional collaborative arrangements. We cannot make any assurances that the sales ramp will lead to achievement of sustained profitable operations or that any additional financing will be completed on a timely basis on acceptable terms or at all. Management’s inability to successfully achieve significant revenue increases or its cost reduction strategies or to complete any other financing will adversely impact our ability to continue as a going concern. To address this issue, the Company is seeking additional capitalization to properly fund our efforts to become a self-sustaining financially viable entity.

While we increased revenue year-over-year by 48% to $3.9 million for the fiscal year ended March 31, 2015, our revenue is still significantly lower than our operating expenses during the year and we have no assurance of the level of future revenues. We incurred a net loss of $7.0 million and used cash of $4.1 million in our operating activities during the year ended March 31, 2015. We had negative working capital of $835,000 and had cash and cash equivalents of $1.4 million at March 31, 2015.

We are currently funding our operations through a preferred stock offering (see Note 11 in the accompanying consolidated financial statements) and plan to raise additional funds through additional debt or equity offerings to cover general working capital needs and sales and marketing initiatives to expand our customer base and increase sales. There is no assurance that funds can be secured or if these funds would allow us to continue our operations until more significant revenues can be generated or more funding can be secured. These matters raise substantial doubt about our ability to continue as a going concern.

Results of Operations

Results of Operations for Fiscal 2015 Compared to Fiscal 2014

The following table summarizes certain information derived from our consolidated statements of operations:

	Year Ended March 31,		$ Change	% Change
	2015	2014
	($ in 000’s)
Revenues	$3,935	$2,660	$1,275	47.9%
Cost of revenues	(2,766)	(2,223)	(543)	24.4%
Gross margin	1,169	437	732	167.5%
Selling, general and administrative	(6,409)	(5,106)	(1,303)	25.5%
Research and development	(353)	(409)	56	(13.8)%
Debt conversion expense	—	(13,714)	13,714	(100)%
Interest expense	(1,428)	(784)	(644)	82.0%
Change in fair value of derivative liabilities	—	21	(21)	(100)%
Other expense	(4)	(8)	4	(47.2)%
Provision for income taxes	(2)	(2)	—	—
Net loss	$(7,027)	$(19,565)	$12,538	(64.1)%

Revenues.  We generated revenues from customers in all of our target life sciences markets, such as biotech and diagnostic companies, pharmaceutical companies, central laboratories, contract research organizations, the reproductive medicine market/in vitro fertilization market, and research institutions. Net revenues increased $1.3 million or 47.9% for the year ended March 31, 2015 as compared to the prior year. This increase is primarily driven by an overall increase in the number of customers utilizing our services and frequency of shipments compared to the prior year, an increase in revenues in the reproductive medicine market and the ramp up and expansion of logistics services provided to Zoetis. Revenues in the reproductive medicine market increased by 59% over the prior year to $924,300 for the year ended March 31, 2015, driven by continued success of our telemarketing activities, email and other targeted campaigns and in increased awareness of our cryogenic logistics solutions in this market. Our revenues from Zoetis were $893,200 for the year ended March 31, 2015, representing a 9% increase over the prior year. This is reflective of the expansion of our services, both domestically and globally, provided to Zoetis for a primary poultry vaccine, and the addition of logistics management for a second vaccine that was introduced to the market during the fourth calendar quarter of 2013.

Gross margin and cost of revenues.  Gross margins for the year ended March 31, 2015 was 29.7% of revenues, as compared to 16.4% of revenues for the prior year. The increase in gross margin is primarily due to the increase in net revenue combined with a reduction in freight as a percentage of revenues and a decrease of fixed manufacturing costs. Cost of revenues for the year ended March 31, 2015 was 70.3% of revenues, as compared to 83.6% of revenues for the prior year. Our cost of revenues are primarily comprised of freight charges, payroll and related expenses related to our operations center in California, third-party charges for our European and Asian operations centers in Holland and Singapore, depreciation expenses of our Cryoport Express® Shippers and supplies and consumables used for our solutions. The increase in cost of revenues is primarily due to freight charges from the growth in shipments.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased $1.3 million, or 25.5% for the year ended March 31, 2015 as compared to the prior year. This increase is primarily due to salaries and recruiting fees incurred to expand our sales force, the engagement of an investor relations firm and related activities, equity based compensation charges, public company related expenses including legal, SOX and financial reporting expenses and banking charges as a result of the higher business volume.

Research and development expenses.  Research and development expenses decreased $56,500 or 13.8% for the year ended March 31, 2015, as compared to the prior year. Our research and development efforts are focused on continually improving the features of the Cryoport Express® Solutions including the Company’s cloud-based logistics management platform, the CryoportalTM, the Cryoport Express® Shippers and development of additional accessories to facilitate the efficient shipment of life science commodities using our solution. We use an outside software development company and other third parties to provide some of these services. Research and development expenses to date have consisted primarily of costs associated with the continually improving the features of the Cryoport Express® Solution including the web based customer service portal and the Cryoport Express® Shippers. Further, these efforts are expected to lead to the introduction of shippers of varying sizes based on market requirements, constructed of lower cost materials and utilizing high volume manufacturing methods that will make it practical to provide the cryogenic packages offered by the Cryoport Express® Solution. Other research and development effort has been directed toward improvements to the liquid nitrogen retention system to render it more reliable in the general shipping environment and to the design of the outer packaging. Alternative phase change materials in place of liquid nitrogen may be used to increase the potential markets these shippers can serve such as ambient and 2° – 8°C markets.

Debt conversion expense.  Debt conversion expense for the year ended March 31, 2014 of $13.7 million was related to the induced conversion of $4.1 million of aggregate principal and accrued interest from the convertible bridge notes into shares of common stock and warrants. Debt conversion expense represents the fair value of the securities transferred in excess of the fair value of the securities issuable upon the original conversion terms of the bridge notes. The Company calculated the fair value of the common stock issued by using the closing price of the stock on the date of issuance. The fair value of the warrants was calculated using the Black-Scholes option pricing model.

Interest expense.  Interest expense increased $643,600 for the year ended March 31, 2015, as compared to the prior year. Interest expense included amortization of the debt discount and deferred financing fees of approximately $1.1 million, of which $826,900 related to the fair value of the beneficial conversion feature of the 5% Bridge Notes that was triggered by the convertible preferred stock offering, interest expense on our 5% Bridge Notes of approximately $10,600, accrued interest on our related-party notes payable of approximately $33,500, amortization of the debt discount on the 7% Bridge Notes of $237,500 and related interest expense of $15,500. Interest expense for the year ended March 31, 2014 included amortization of the debt discount and deferred financing fees of approximately $678,900, interest expense on our bridge notes of approximately $71,600 and accrued interest on our related-party notes payable of approximately $36,500.

Change in fair value of derivative liabilities.  The warrants classified as derivative liabilities expired in April 2014. The gain on the change in fair value of derivative liabilities was $20,800 for the year ended March 31, 2014 as a result of a decrease in the value of our warrant derivatives, due primarily to a decrease in our stock price.

Other expense, net.  The other expense, net for the year ended March 31, 2015 is primarily due to administrative charges and foreign exchange losses on accounts receivable and payable invoices.

Liquidity and Capital Resources

As of March 31, 2015, the Company had cash and cash equivalents of $1.4 million and negative working capital of $835,000. Historically, we have financed our operations primarily through sales of our debt and equity securities.

For the year ended March 31, 2015, we used $4.1 million of cash for operations primarily as a result of the net loss of $7.0 million offset by non-cash expenses of $2.5 million primarily comprised of amortization of debt discount and deferred financing costs, stock-based compensation expense, and depreciation and amortization. Also contributing to the cash impact of our net operating loss (excluding non-cash items) was an increase in accounts receivable of $76,600 due to increased revenues.

Net cash used in investing activities of $70,100 during the year ended March 31, 2015 was primarily due to the purchase of the recently introduced Cryoport Express® CXVC1 Shippers (holding up to fifteen hundred 2.0 ml vials).

Net cash provided by financing activities totaled $5.2 million during the year ended March 31, 2015, and resulted from net proceeds from the issuance of convertible preferred stock of $4.6 million, proceeds from the exercise of stock options and warrants of $92,600 and proceeds of $915,000 from notes payable, partially offset by the repayment of notes payable of $173,600, convertible debentures of $50,000, offering and financing costs of $30,000 and the repayment of related party notes of $128,000.

As discussed in Note 2 of the consolidated financial statements, included elsewhere in this prospectus there exists substantial doubt regarding the Company’s ability to continue as a going concern. The Company received gross proceeds of $3.5 million (approximately $2.9 million after offering costs) in exchange for the issuance of 291,142 shares of Class A convertible preferred stock and $1.9 million (approximately $1.7 million after offering costs) in exchange for the issuance of 161,709 shares of Class B convertible preferred stock during fiscal 2015 which is further described in Note 11 in the consolidated financial statements included elsewhere in this prospectus and proceeds of $915,000 from the 7% Bridge Notes (see Note 7 to the consolidated financial statements included elsewhere in this prospectus). The funds raised are being used for working capital purposes and to continue our sales efforts to advance the Company’s commercialization of the Cryoport Express® Solutions.

The Company’s management recognizes that the Company will need to obtain additional capital to fund its operations until sustained profitable operations are achieved. Management is currently working on such funding alternatives in order to secure sufficient operating capital through the end of fiscal year 2016. Additional funding plans may include obtaining additional capital through equity and/or debt funding sources. The Company currently anticipates that it will continue to raise additional capital to fund its short term operating expenses pursuant to private placements similar to private placements the Company has conducted in the past. The Company also anticipates seeking to raise up to $15 million pursuant to a public offering of its common stock and warrants to provide working capital and to support the Company’s anticipated operations and development plans. No assurance can be given that additional capital, if needed, will be available when required or upon terms acceptable to the Company.

In addition, management will continue to review its operations for further cost reductions to extend the time that the Company can operate with its current cash on hand and additional bridge financing and to utilize third parties for services such as its international recycling and refurbishment centers to provide for greater flexibility in aligning operational expenses with the changes in sales volumes.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2015, and the effects such obligations are expected to have on liquidity and cash flow in future periods ($ in ‘000’s):

	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual obligations
Operating lease obligations(1)	$38	$27	$11	$—	$—
Notes payable(2)	757	757	—	—	—
Other obligations(3)	1,263	1,237	26	—	—
Total	$2,058	$2,021	$37	$—	$—

(1)	The operating lease obligations are primarily related to the facility lease for our principal executive office in Lake Forest, California, which expires June 30, 2015. In May 2015, we amended the lease to convert to a month-to-month basis, commencing July 1, 2015. The base rent will be $9,500 and either party will have the right to cancel this month-to-month agreement by giving the other party a minimum of a 90-day prior written notice. We also lease certain office equipment.
(2)	Notes payable represent secured convertible promissory notes and accrued interest at 7% per annum which were issued in December 2014 through February 2015 to certain accredited investors pursuant to the terms of subscription agreements and letters of investment intent. All principal and accrued interest is due July 1, 2015. All unpaid principal and interest was paid in April 2015.

(3)	Other long-term obligations represent outstanding unsecured indebtedness and accrued interest owed to five related parties which bear interest at the rate of 6% per annum. The unpaid principal and accrued interest is due at maturity on various dates through May 1, 2016.

Impact of Inflation

From time to time, Cryoport experiences price increases from third party manufacturers and these increases cannot always be passed on to Cryoport’s customers. While these price increases have not had a material impact on Cryoport’s historical operations or profitability in the past, they could affect revenues in the future.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations, as well as disclosures included elsewhere in this prospectus, are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Our significant accounting policies are described in the notes to the audited consolidated financial statements contained elsewhere in this prospectus. Included within these policies are our “critical accounting policies.” Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management’s most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact or our results of operations and/or financial condition.

We believe that the critical accounting policies that most impact the consolidated financial statements are as described below.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

On May 12, 2015, our Board of Directors approved an amendment to our certificate of incorporation to effect a reverse stock split by a ratio of 1-for-12. The reverse stock split was effective on May 19, 2015. Unless otherwise noted, all share and per share data in this prospectus give effect to the 1-for-12 reverse stock split of our common stock. Financial information updated by this capital change includes earnings per common share, dividends per common share, stock price per common share, weighted average common shares, outstanding common shares, treasury shares, common stock, additional paid-in capital, and share-based compensation.

Principles of Consolidation

The consolidated financial statements include the accounts of Cryoport, Inc. and its wholly owned subsidiary, Cryoport Systems, Inc. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from estimated amounts. The Company’s significant estimates include allowances for doubtful accounts, recoverability of long-lived assets, allowance for inventory obsolescence, deferred taxes and their accompanying valuations, and valuation of equity instruments and conversion features.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, related-party notes payable, convertible debentures payable, notes payable, accounts payable and accrued expenses. The carrying value for all such instruments approximates fair value at March 31, 2015 and 2014 due to their short-term nature. The difference between the fair value and recorded values of the related-party notes payable is not significant.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash accounts in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) with basic deposit insurance coverage limits up to $250,000 per owner. At March 31, 2015 and 2014, the Company had cash balances of approximately $1.3 million and $159,000, respectively, which exceeded the FDIC insurance limit. The Company performs ongoing evaluations of these institutions to limit its concentration risk exposure.

Customers

The Company grants credit to customers within the U.S. and to a limited number of international customers and does not require collateral. Revenues from international customers are generally secured by advance payments except for a limited number of established foreign customers. The Company generally requires advance or credit card payments for initial revenues from new customers. The Company’s ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by the Company. Reserves for uncollectible amounts are provided based on past experience and a specific analysis of the accounts, which management believes is sufficient. Accounts receivable at March 31, 2015 and 2014 are net of reserves for doubtful accounts of $12,200 and $24,600, respectively. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts. The Company maintains reserves for bad debt and such losses, in the aggregate, historically have not exceeded our estimates.

The majority of the Company’s customers are in the biotechnology, pharmaceutical and life science industries. Consequently, there is a concentration of accounts receivable within these industries, which is subject to normal credit risk. At March 31, 2015 and 2014, respectively, there was one customer that accounted for 14.6% and 30.6% of net accounts receivable. No other single customer owed us more than 10% of net accounts receivable at March 31, 2015 and 2014.

The Company has revenue from foreign customers primarily in Europe, Japan, Canada, India and Australia. During fiscal years 2015 and 2014, the Company had revenues from foreign customers of approximately $617,200 and $434,000, respectively, which constituted approximately 15.7% and 16.3% of total revenues, respectively. For the fiscal year ended March 31, 2015 and 2014, there was one customer that accounted for 22.7% and 30.8% of total revenues. No other single customer generated over 10% of total revenues during 2015 and 2014.

Inventories

The Company’s inventories consist of accessories that are sold and shipped to customers along with pay-per-use containers that are not returned to the Company with the containers at the culmination of the customer’s shipping cycle. Inventories are stated at the lower of cost or current estimated market value. Cost is determined using the standard cost method which approximates the first-in, first-to-expire method. Inventories are reviewed periodically for slow-moving or obsolete status. The Company writes down the carrying value of its inventories to reflect situations in which the cost of inventories is not expected to be recovered. Once established, write-downs of inventories are considered permanent adjustments to the cost basis of the obsolete or excess inventories. Raw materials and finished goods include material costs less reserves for obsolete or excess inventories. The Company evaluates the current level of inventories considering historical trends and other factors, and based on the evaluation, records adjustments to reflect inventories at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to make assessments about future demand for the Company’s products in order to categorize the status of such inventories items as slow-moving, obsolete or in excess-of-need. These estimates are subject to the ongoing accuracy of the Company’s forecasts of market conditions, industry trends, competition and other factors.

Property and Equipment

The Company provides shipping containers to its customers and charges a fee in exchange for the use of the container. The Company’s arrangements are similar to the accounting standard for leases since they convey the right to use the container over a period of time. The Company retains the title to the containers and provides its customers the use of the container for a specific shipping cycle. At the culmination of the customer’s shipping cycle, the container is returned to the Company. As a result, the Company classifies the containers as fixed assets for the per-use container program.

Property and equipment are recorded at cost. Cryogenic shippers, which comprise of 90% and 89% of the Company’s net property and equipment balance at March 31, 2015 and 2014, respectively, are depreciated using the straight-line method over their estimated useful lives of three years. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets or term of the lease, whichever is shorter and included in depreciation and amortization expense.

Betterments, renewals and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

Intangible Assets

Intangible assets are comprised of patents and trademarks and software development costs. The Company capitalizes costs of obtaining patents and trademarks, which are amortized, using the straight-line method over their estimated useful life of five years. The Company capitalizes certain costs related to software developed for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and amortized using the straight-line method over the estimated useful life of the software, which is five years. Capitalized costs include purchased materials and costs of services including the valuation of warrants issued to consultants.

Long-lived Assets

If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the fair value to the carrying value. We believe the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, we have not recognized any impairment losses through March 31, 2015.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with the issuance of the convertible notes payable and private equity financing. Deferred financing costs related to the issuance of debt are being amortized over the term of the financing instrument using the effective interest method while deferred financing costs from equity financings are netted against the gross proceeds received from the equity financings.

Conversion Features

If a conversion feature of convertible debt is not accounted for as a derivative instrument and provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount. The convertible debt is recorded net of the discount related to the BCF. The Company amortizes the discount to interest expense over the life of the debt using the effective interest rate method.

Preferred stock is convertible to common stock at a rate of conversion that is below market value, therefore, this feature is characterized as a BCF. The Company records this BCF as a discount to the preferred stock and accretes the discount to retained earnings as a deemed dividend upon issuance of the preferred stock.

Income Taxes

The Company accounts for income taxes under the provision of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, or ASC 740. As of March 31, 2015 and 2014, there were no unrecognized tax benefits included in the accompanying consolidated balance sheets that would, if recognized, affect the effective tax rate.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Based on the weight of available evidence, the Company’s management has determined that it is more likely than not that the net deferred tax assets will not be realized. Therefore, the Company has recorded a full valuation allowance against the net deferred tax assets. The Company’s income tax provision consists of state minimum taxes.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on its consolidated balance sheets at March 31, 2015 and 2014, respectively and has not recognized interest and/or penalties in the consolidated statements of operations for the years ended March 31, 2015 and 2014. The Company is subject to taxation in the U.S. and various state jurisdictions. As of March 31, 2015, the Company is no longer subject to U.S. federal examinations for years before 2011 and for California franchise and income tax examinations for years before 2010. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount. The Company is not currently under examination by U.S. federal or state jurisdictions.

Revenue Recognition

The Company provides shipping containers to its customers and charges a fee in exchange for the use of the container. The Company’s arrangements are similar to the accounting standard for leases since they convey the right to use the containers over a period of time. The Company retains title to the containers and provides its customers the use of the container for a specified shipping cycle. At the culmination of the customer’s shipping cycle, the container is returned to the Company.

The Company recognizes revenue for the use of the shipper at the time of the delivery of the shipper to the end user of the enclosed materials, and at the time that collectability is reasonably certain. Revenue is based on gross amounts, net of discounts and allowances.

The Company also provides logistics support and management to some customers, which may include onsite logistics personnel. Revenue is recognized for these services as services are rendered and at the time that collectability is reasonably certain.

Accounting for Shipping and Handling Revenue, Fees and Costs

The Company classifies amounts billed for shipping and handling as revenue. Shipping and handling fees and costs are included in cost of revenues in the accompanying consolidated statements of operations.

Research and Development Expenses

Expenditures relating to research and development are expensed in the period incurred.

Stock-based Compensation

The Company accounts for stock-based payments to employees and directors in accordance with stock-based payment accounting guidance which requires all stock-based payments to employees and directors, including grants of employee stock options and warrants, to be recognized based upon their estimated fair values. The fair value of stock-based awards is estimated at grant date using the Black-Scholes option pricing method (“Black-Scholes”) and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Since stock-based compensation is recognized only for those awards that are ultimately expected to vest, the Company has applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs. The estimated forfeiture rates at March 31, 2015 and 2014 was zero as the Company has not had a significant history of forfeitures and does not expect significant forfeitures in the future.

Cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options or warrants are classified as financing cash flows. Due to the Company’s loss position, there were no such tax benefits during years ended March 31, 2015 and 2014.

The Company uses Black-Scholes to estimate the fair value of stock-based awards. The determination of fair value using Black-Scholes is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

Equity Instruments Issued to Non-Employees for Acquiring Goods or Services

Issuances of the Company’s common stock for acquiring goods or services are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the estimated fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a “performance commitment” which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current estimated fair values at each of those interim financial reporting dates.

Basic and Diluted Net Income (Loss) Per Share

We calculate basic and diluted net income (loss) per share attributable to common stockholders using the weighted average number of common shares outstanding during the periods presented, and adjust the amount of net income (loss) used in this calculation for cumulative preferred stock dividends, (if any), whether they are earned or not during the period. In periods of a net loss position, basic and diluted weighted average shares are the same. For the diluted earnings per share calculation, we adjust the weighted average number of common shares outstanding to include dilutive stock options, warrants and shares associated with the conversion of convertible debt and convertible preferred stock outstanding during the periods. For the year ended March 31, 2015, the Company had cumulative, undeclared dividends that have not been accrued related to its preferred stock of $305,300, which were added to the net loss on the consolidated statement of operations in order to calculate net loss per common share attributable to common stockholders.

The following shows the amounts used in computing net loss per share for each of the two years in the period ended March 31, 2015:

	Years Ended March 31,
	2015	2014
Net loss	$(7,026,913)	$(19,565,426)
Less:
Preferred stock beneficial conversion charge	(4,864,292)	—
Undeclared cumulative preferred dividends	(305,328)	—
Net loss attributable to common stockholders	$(12,196,533)	$(19,565,426)
Weighted average shares issued and outstanding	5,006,219	4,070,876
Basic and diluted net loss per share attributable to common stockholders	$(2.44)	$(4.81)

The following table sets forth the number of shares excluded from the computation of diluted earnings per share, as their inclusion would have been anti-dilutive:

	Years Ended March 31,
	2015	2014
Class A convertible preferred stock	1,136,875	—
Class B convertible preferred stock	404,273	—
Stock options	419,785	288,193
Warrants	436,779	268,478
	2,397,712	556,671

Segment Reporting

We currently operate in one reportable segment.

Fair Value Measurements

We measure fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include the following:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data. These inputs include quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Currently we do not have any items classified as Level 2.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in the assessment of fair value.

We have no assets or liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2015 and 2014.

Foreign Currency Transactions

We record foreign currency transactions at the exchange rate prevailing at the date of the transaction with resultant gains and losses being included in results of operations. Foreign currency transaction gains and losses have not been significant for any of the periods presented.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the reporting periods beginning after December 15, 2016 and early application is permitted. Management is currently assessing the impact the adoption of ASU 2014-15 will have on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. ASU 2014-09 supersedes the revenue recognition requirements in FASB Topic 605, “Revenue Recognition”. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2016 and early adoption is not permitted. In April 2015, the FASB proposed a one year deferral of the effective date for public entities and others, related to this ASU. The comment deadline for the one year deferral period is May 29, 2015. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Management has not selected a transition method and is currently assessing the impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

BUSINESS

Overview

We provide cryogenic logistics solutions to the life sciences industry through a combination of purpose-built proprietary packaging, information technology and specialized cold chain logistics knowhow. We view our solutions as disruptive to the “older technologies” of dry ice and liquid nitrogen, in that our solutions are comprehensive and combine our competencies in configurations that are customized to our client’s requirements. We provide comprehensive, reliable, economic alternatives to all existing logistics solutions and services utilized for frozen shipping in the life sciences industry (e.g., personalized medicine, stem cells, cell lines, vaccines, diagnostic materials, semen, eggs, embryos, cord blood, bio-pharmaceuticals, infectious substances, and other commodities that require continuous exposure to cryogenic or frozen temperatures). We provide the ability to monitor, record and archive crucial information for each shipment that can be used for scientific and regulatory purposes.

Our Cryoport Express® Solutions include a sophisticated cloud-based logistics operating platform, which is branded as the CryoportalTM. The CryoportalTM supports the management of the entire shipment and logistics process through a single interface, including initial order input, document preparation, customs clearance, courier management, shipment tracking, issue resolution, and delivery. In addition, it provides unique and incisive information dashboards and validation documentation for every shipment. The CryoportalTM records and retains a fully documented “chain-of-custody” and, at the client’s option, “chain-of-condition” for every shipment, helping ensure that quality, safety, efficacy, and stability of shipped commodities are maintained throughout the process. This recorded and archived information allows our clients to meet exacting requirements necessary for scientific work and for proof of regulatory compliance during the logistics phase.

The branded packaging for our Cryoport Express® Solutions includes our liquid nitrogen dry vapor shippers, the Cryoport Express® Shippers. The Cryoport Express® Shippers are cost-effective and reusable cryogenic transport containers (our standard shipper is a patented vacuum flask) utilizing an innovative application of “dry vapor” liquid nitrogen (“LN2”) technology. Cryoport Express® Shippers are International Air Transport Association (“IATA”) certified and validated to maintain stable temperatures of minus 150°C and below for a 10-day dynamic shipment period. The Company currently features three Cryoport Express® Shippers: the Standard Dry Shipper (holding up to 75 2.0 ml vials), the High Volume Dry Shipper (holding up to 500 2.0 ml vials) and the recently introduced Cryoport Express® CXVC1 Shipper (holding up to 1,500 2.0 ml vials). In addition, we assist clients with internal secondary packaging as well (e.g., vials, canes, straws, plates, etc.)

Our most used solution is the “turnkey” solution, which can be accessed directly through our cloud-based CryoportalTM or by contacting Cryoport Client Care for order entry. Once an order is placed and cleared, we ship a fully charged Cryoport Express® Shipper to the client who conveniently loads its frozen commodity into the inner chamber of the Cryoport Express® Shipper. The customer then closes the shipper package and reseals the shipping box displaying the next recipient’s address (“Flap A”) for pre-arranged carrier pick up. Cryoport arranges for the pick-up of the parcel by a shipping service provider, which is designated by the client or chosen by Cryoport, for delivery to the client’s intended recipient. The recipient simply opens the shipper package and removes the frozen commodity that has been shipped. The recipient then reseals the package, displaying the nearest Cryoport Operations Center address (“Flap B”), making it ready for pre-arranged carrier pick-up. The When the Cryoport Operations Center receives the Cryoport Express® Shipper, it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

In late 2012, we shifted our focus to become a comprehensive cryogenic logistics solutions provider. Recognizing that clients in the life sciences industry have varying requirements, we unbundled our technologies, establishing customer facing solutions and taking a consultative approach to the market. Today, in addition to our standard “Turn-key Solution,” described above, we also provide the following customer facing, value-added solutions to address our various clients’ needs:

•	“Customer Staged Solution,” designed for clients making 50 or more shipments per month. Under this solution, we supply an inventory of our Cryoport Express® Shippers to our customer, in an uncharged state, enabling our customer (after training/certification) to charge them with liquid nitrogen and use our CryoportalTM to enter orders with shipping and delivery service providers for the transportation of the package. Once the order is released, our customer services professionals monitor the shipment and the return of the shipper to us for cleaning, quality assurance testing and reuse.
•	“Customer Managed Solution,” a limited customer implemented solution whereby we supply our Cryoport Express® Shippers to clients in a fully charged state, but leaving it to the client to manage the shipping, including the selection of the shipping and delivery service provider and the return of the shipper to us.
•	“powered by CryoportSM,” available to providers of shipping and delivery services who seek to offer a “branded” cryogenic logistics solution as part of their service offerings, with “powered by CryoportSM” appearing prominently on the offering software interface and packaging. This solution can also be private labeled upon meeting certain requirements, such as minimum required shipping volumes.
•	“Integrated Solution,” which is our outsource solution. It is our most comprehensive solution and involves our management of the entire cryogenic logistics process for our client, including Cryoport employees at the client’s site to manage the client’s cryogenic logistics function in total.
•	“Regenerative Medicine Point-of-Care Repository Solution,” designed for allogeneic therapies. In this model we supply our Cryoport Express® Shipper to ship and store cryogenically preserved life science products for up to 6 days (or longer periods with supplementary shippers) at a point-of-care site, with the Cryoport Express® Shipper serving as a temporary freezer/repository enabling the efficient and effective distribution of temperature sensitive allogeneic cell-based therapies without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device. Our customer service professionals monitor each shipment throughout the predetermined process including the return of the shipper to us. When the Cryoport Operations Center receives the Cryoport Express® Shipper package it is cleaned, put through quality assurance testing, and returned to inventory for reuse.
•	“Personalized Medicine and Cell-based Immunotherapy Solution,” designed for autologous therapies. In this model our Cryoport Express® Shipper serves as an enabling technology for the safe transportation of manufactured autologous cellular-based immunotherapy market by providing a comprehensive logistics solution for the verified chain of custody and condition transport from, (a) the collection of the patient’s cells in a hospital setting, to (b) a central processing facility where they are manufactured into a personalized medicine, to (c) the safe, cryogenically preserved return of these irreplaceable cells to a point-of-care treatment facility. If required, the Cryoport Express® Shipper can then serve as a temporary freezer/repository to allow the efficient distribution of this personalized medicine to the patient when and where the medical provider needs it most without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device. Our customer services professionals monitor each shipment throughout the predetermined process, including the return of the shipper to us. When the Cryoport Operations Center receives the Cryoport Express® Shipper package it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

Strategic Logistics Alliances

We have sought to establish strategic alliances as a method of marketing our solutions providing minus 150°C shipping conditions to the life sciences industry. We have focused our efforts on leading companies in the logistics services industry as well as participants in the life sciences industry. In connection with our alliances with providers of shipping services, we refer to their offerings as “powered by CryoportSM” to reflect our solutions being integrated into our alliance partner’s services.

Cryoport now serves and supports the three largest integrators in the world, responsible for over 85% of worldwide airfreight, with its advanced cryogenic logistics solutions for life sciences. We operate with each independently and confidentially in support of their respective market and sales strategies. We maintain our independent partnerships with strict confidentiality guidelines within the Company. These agreements represent a significant validation of our solutions and the way we conduct our business.

FedEx.  In January 2013, we entered into a master agreement with Federal Express Corporation (“FedEx”) (the “FedEx Agreement”) renewing these services and providing FedEx with a non-exclusive license and right to use a customized version of our CryoportalTM for the management of shipments made by FedEx customers. The FedEx Agreement became effective on January 1, 2013 and, unless sooner terminated as provided in the FedEx Agreement, expires on December 31, 2015. FedEx has the right to terminate this agreement at any time for convenience upon 180 days’ notice.

Under our FedEx Agreement, we provide frozen shipping logistics services through the combination of our purpose-built proprietary technologies and turnkey management processes. FedEx markets and sells Cryoport’s services for frozen temperature-controlled cold chain transportation as its FedEx® Deep Frozen Shipping Solution on a non-exclusive basis and at its sole expense. During fiscal year 2013, the Company worked closely with FedEx to further align its sales efforts and accelerate penetration within FedEx’s life sciences customer base through improved processes, sales incentives, joint customer calls and more frequent communication at the sales and executive level. In addition, FedEx has developed a FedEx branded version of the CryoportalTM software platform, which is “powered by CryoportSM” for use by FedEx and its customers giving them access to the full capabilities of our cloud-based logistics management software platform.

DHL.  In June 2014, we entered into a master agreement with LifeConEx, a part of DHL Global Forwarding (“DHL”). This relationship with DHL is a further implementation of the Company’s expansion of distribution partnerships under the “powered by CryoportSM” model described above, allowing us to expand our sales and marketing reach through our partners and build awareness of the benefits of our validated cryogenic solution offerings. DHL can now enhance and supplement its cold chain logistics offerings to its life sciences and healthcare customers with Cryoport’s validated cryogenic solutions. DHL added 15 additional certified Life Sciences stations in the second quarter of 2014 bringing the Thermonet network to 60 stations in operation. Over the course of rolling out our new relationship, this expanded network will offer Cryoport’s cryogenic solutions under the DHL brands as “powered by CryoportSM”. In addition, DHL’s customers will be able to have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and receive preferred DHL shipping rates and discounts. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with DHL’s tracking and billing systems to provide DHL life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

UPS.  In October 2014, we added United Parcel Services, Inc. (“UPS”) as our third major distributor by entering into an agreement with UPS Oasis Supply Corporation, a part of UPS, whereby UPS will offer our validated and comprehensive cryogenic solutions to its life sciences and healthcare customers on a global basis. This relationship with UPS is a further implementation of the Company’s expansion of distributors under the “powered by CryoportSM” model described above, allowing us to further expand our sales and marketing reach through our partners and build awareness of the benefits of our validated cryogenic solution offerings through UPS.

Over the course of rolling out our new relationship with UPS, UPS customers will have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and gain access to UPS’s broad array of domestic and international shipping and logistics solutions at competitive prices. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with UPS’s tracking and billing systems to provide UPS life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

These agreements the three largest integrators in the world represent a significant validation of our solutions and the way we conduct our business.

Life Sciences Agreements

Zoetis.  In December 2012, we signed an agreement with Pfizer Inc. relating to Zoetis Inc. (formerly the animal health business unit of Pfizer Inc.) pursuant to which we were engaged to manage frozen shipments of a key poultry vaccine. Under this arrangement, Cryoport provides on-site logistics personnel and its logistics management operating platform, the CryoportalTM to manage shipments from the Zoetis manufacturing site in the United States to domestic customers as well as various international distribution centers. As part of our logistics management services, Cryoport is constantly analyzing logistics data and processes to further introduce economies and reliability throughout the network, ensuring products arrive at their destinations in specified conditions, on-time and with the optimum utilization of resources. The Company manages Zoetis’ total fleet of dewar flask shippers used for this purpose, including liquid nitrogen shippers. In July 2013 the agreement was amended to expand Cryoport’s scope to manage all logistics of Zoetis’ key frozen poultry vaccine to all Zoetis’ international distribution centers as well as all domestic shipments. In October 2013, the agreement was further amended to further expand Cryoport’s role to include the logistics management for a second poultry vaccine.

Liventa Biosciences.  In February 2014, we entered into a services agreement with Liventa Bioscience, Inc. (“Liventa”), a privately-held, commercial stage biotechnology company focused on cell-based, advanced biologics in the orthopedic industry. Under this agreement, Liventa will use Cryoport’s Regenerative Medicine Point-of-Care Repository Solution for the logistics of its cell-based therapies requiring cryogenic temperatures and also provide Cryoport Express® Solutions to other biologics suppliers within the orthopedic arena. The agreement combines Cryoport’s proprietary, purpose-built cold chain logistics solutions for cell-based and advanced biologic tissue forms with Liventa’s distribution capability to orthopedic care providers. The implementation of Cryoport’s Regenerative Medicine Point-of-Care Repository Solution will eliminate the risks of degradation and also eliminate the need for expensive onsite cryogenic freezers for storage of cell-based orthopedic therapies. This will enable Liventa to confidently serve orthopedic practices, surgical centers, pain clinics, hospitals and, eventually, pharmacies and specialty care providers. The agreement has an initial three-year term and may be renewed for consecutive three-year terms, unless earlier terminated by either party. Liventa also agreed to certain performance criteria and the issuance of 150,000 shares of its common stock to Cryoport in exchange for the exclusive right to offer, market and promote Cryoport Express® Solutions for cellular-based therapies requiring cryogenic temperatures for use in the orthopedic arena in the United States.

In summary, we serve the life sciences industry with cryogenic logistics solutions that are advanced, comprehensive, reliable, validated, and efficient. Our clients include those companies and institutions that have logistics requirements for personalized medicine, immunotherapies, stem cells, cell lines, tissue, vaccines, in-vitro fertilization, cord blood, and other temperature sensitive commodities of life sciences.

Corporate History and Structure

We are a Nevada corporation originally incorporated under the name G.T.5-Limited (“GT5”) on May 25, 1990. In connection with a Share Exchange Agreement, on March 15, 2005 we changed our name to Cryoport, Inc. and acquired all of the issued and outstanding shares of common stock of Cryoport Systems, Inc., a California corporation, in exchange for 200,901 shares of our common stock (which represented approximately 81% of the total issued and outstanding shares of common stock following the close of the transaction). Cryoport Systems, Inc., which was originally formed in 1999 as a California limited liability company, and subsequently reorganized into a California corporation on December 11, 2000, remains the operating company under Cryoport, Inc. Our principal executive offices are located at 20382 Barents Sea Circle, Lake Forest, CA 92630. The telephone number of our principal executive offices is (949) 470-2300, and our main corporate website is www.cryoport.com. The information on, or that can be accessed through our website is not part of this prospectus.

The Company became public by a reverse merger with a shell company in May 2005. Over time the Company has transitioned from being a development company to a fully operational public company, providing cold chain logistics solutions to the biotechnology and life sciences industries globally.

Since fiscal year 2011, the Company has taken significant steps towards commercialization of the Cryoport Express® logistics solutions in validating, perfecting and expanding its features. The Company has now managed shipments of its Cryoport Express® Shippers through its CryoportalTM into and out of more than 80 countries, handling a vast array of different biological products and specimens.

During fiscal year 2012, the Company completed the external validation of its Cryoport Express Standard Shipper to ISTA 7E standards and introduced the Cryoport Express® High Volume Shipper in response to customer demand. The Company also set up its European distribution depot in Holland to better serve its customer base and support sales efforts in Europe.

During fiscal year 2013, the Company elected Jerrell Shelton as President and CEO, realigned its sales team and introduced a solutions sales and operating strategy. In addition, and as part of its global expansion plans, the Company set up its Asian distribution depot in Singapore.

Since the beginning of fiscal year 2014, the Company’s Board of Directors (“Board”) has added certain members to better align the experience and competencies of the directors with the Company’s strategic direction. In March 2013, Richard G. Rathmann, a fund manager, investor, and advisor to life science companies over the past 20 years, was appointed to the Board. In September 2013, Mr. Rathmann was elected Chairman of the Board. Also in September 2013, Mr. Edward Zecchini, an executive with more than thirty years of experience in the healthcare and information technology industries was appointed to the Board. In June 2014, Dr. Ramkumar Mandalam was appointed to the Board. Dr. Mandalam has more than twenty years of experience in the development of biologics and is currently the President and Chief Executive Officer of Cellerant Therapeutics, Inc., a clinical-stage biotechnology company. Most recently, in January 2015, Richard Berman was appointed to the Board. Mr. Berman’s business career consists of more than 35 years of venture capital, management and merger and acquisitions experience. The Company’s remaining Board member, Jerrell Shelton, the President and Chief Executive Officer of Cryoport, joined the Board in October 2012. The Company’s five person Board has four independent Board members, as determined by NASDAQ Rule 5605(a)(2) and the related rules of the Securities and Exchange Commission.

Cryoport Express® Solutions

Our Cryoport Express® Solutions are currently made up primarily of the CryoportalTM software platform, Cryoport Express® Shippers, Cryoport Express® Smart Pak data loggers and our life sciences cold chain logistics expertise. Cryoport Express® Solutions are focused on improving the reliability of frozen shipping while reducing our clients’ overall operating costs. This is accomplished by providing complete end-to-end solutions for the transport and monitoring of frozen or cryogenically preserved biological or other materials shipped primarily through distribution partners, such as FedEx, UPS, and DHL, and specialty couriers.

The information technology is centered on a cryogenic logistics operating platform called the CryoportalTM. The CryoportalTM is a cloud-based cryogenic logistics operating platform. Among its functions, the CryoportalTM programmatically assists in the management of all aspects of the logistics operations beginning with order entry and continuing to monitor, log data, track shipments and store vital information. The CryoportalTM is capable of producing a variety of Cryoport Express® Analytics which report shipment performance metrics and evaluates temperature-monitoring data collected by the Cryoport Express® Smart Pak during shipment.

Cryoport Express® Solutions are focused on improving the reliability of cryogenic logistics while reducing our clients’ overall operating costs. This is accomplished by providing tailored and complete end-to-end solutions for cryogenic logistics requirements including management, transport, monitoring and data collection regarding frozen/cryogenically preserved biological commodities or pharmaceutical materials shipped primarily though integrators and Cryoport’s logistics network which includes specialty couriers, brokers and other intermediaries. Certain of the intellectual property underlying our Cryoport Express® Solutions, other than that related to the Cryoport Express® Shippers, has been, and continues to be, developed under a contract with an outside software development company, with the underlying technology licensed to Cryoport for exclusive use in our field of use.

CryoportalTM

The CryoportalTM is used by Cryoport, our clients and business partners to automate the entry of orders, prepare customs documentation and to facilitate status and location monitoring of shipped orders while in transit. It is used by Cryoport to assist in managing logistics operations and to reduce administrative costs typically provisioned through manual labor relating to order-entry, order processing, preparation of shipping documents and back-office accounting. It is also used to support the high level of customer service expected by the industry. Certain features of the CryoportalTM reduce operating costs and facilitate the scaling of Cryoport’s business, but more importantly they offer significant value to the customer in terms of cost avoidance and risk mitigation. Examples of these features include automation of order entry, development of Key Performance Indicators (“KPI’s”) to support our efforts for continuous process improvements in our business, and programmatic exception monitoring to detect and sometimes anticipate delays in the shipping process, often before the customer or the shipping company becomes aware of them.

The CryoportalTM also serves as the communications center for the management, collection and analysis of Smart Pak data collected from Smart Pak data loggers in the field. Data is converted into pre-designed reports containing valuable and often actionable information that becomes the quality control standard or “pedigree” of the shipment. This information can be utilized by Cryoport to provide valuable feedback to our clients relating to their shipments.

The CryoportalTM software platform has been developed as a “carrier-agnostic” system, allowing the client and the Cryoport Client Care team to work with a single or multiple integrators, freight forwarders, couriers and/or brokers depending on the specific requirements and client preferences. To increase operational efficiencies, CryoportalTM has already been integrated with the tracking systems of FedEx, DHL and UPS and we plan to integrate it with other key logistics providers.

The CryoportalTM was developed for time- and temperature-sensitive shipments that are required to be maintained at specific temperatures, such as ambient (between 20° and 25°C), chilled (between 2° and 8°C) or frozen (minus 10°C or less all the way down to cryogenic temperatures (minus 150°C) to ensure that the shipped specimen is not subject to degradation or out of its designated “safe” range. While our current focus is on cryogenic logistics within the life sciences industry using the logistics solutions described herein, the use of the CryoportalTM can and may be extended into other temperature ranges of the cold chain.

To our knowledge, the CryoportalTM software platform is unique to cold chain logistics in the life sciences industry. It is robust and has considerable capabilities. We frequently are complimented about the CryoportalTM and our strategic alliance partners chose to license the CryoportalTM rather than attempt to duplicate its features in their logistics management software. We have engineered in a way that gives us the ability to offer the “powered by CryoportSM” strategy to our strategic alliance partners.

The Cryoport Express® Shippers

Our Cryoport Express® Shippers are cryogenic dry vapor shippers capable of maintaining cryogenic temperatures of minus 150° Celsius or below for a dynamic shipping period of 10 or more days. A dry vapor cryogenic shipper is a device that uses liquid nitrogen contained inside a vacuum insulated vessel which serves as a refrigerant to provide stable storage temperatures below minus 150° Celsius. Our Cryoport Express® Shippers are designed to ensure that there is no pressure build up as the liquid nitrogen evaporates. We have developed a proprietary retention system to ensure that liquid nitrogen stays inside the vacuum container, which allows the shipper to be designated as a dry vapor shipper meeting IATA requirements. Biological or pharmaceutical specimens are stored in a specimen chamber, referred to as a “well” inside the container and refrigeration is provided by gas evolving from the liquid nitrogen entrapped within the proprietary retention system. Specimens that may be transported using our cryogenic shipper include: live cells, scientific or pharmaceutical commodities such as cancer vaccines, diagnostic materials, semen, eggs, embryos, infectious substances, and other commodities that require continuous exposure to frozen/cryogenic temperatures, i.e., temperatures below minus 150° Celsius.

An important feature of our Cryoport Express® Shippers, except for the newly introduced Cryoport Express® CXVC1 Shipper, is their compliance with the stringent packaging requirements of IATA Packing Instructions 602 and 650, respectively. These specifications include meeting internal pressure (hydraulic) and drop performance requirements. Under IATA guidelines, Cryoport Express® Shippers are classified as “Non-hazardous.” Dry ice and liquid nitrogen are classified as “Dangerous Goods.” Our shippers are also in compliance with International Civil Aviation Organization (“ICAO”) regulations that prohibit egress of liquid nitrogen residue from the shipping packages. The ICAO is a United Nations organization that develops regulations for the safe transport of dangerous goods by air.

We currently offer three sizes of dry vapor shippers, the Cryoport Express® Standard Shipper with a storage capacity of up to 75 2.0 ml vials, the Cryoport Express® High Volume Shipper, which has a storage capacity of up to 500 2.0 ml vials, and the Cryoport Express® CXVC1 Shipper, introduced in August 2014, which has a storage capacity of up to 1,500 2.0 ml vials. Our Cryoport Express® Shippers are composed of an aluminum (aircraft-grade) dewar flask, containing a well for holding the high value biological or other materials in its inner chamber and our proprietary retention foam that absorbs the liquid nitrogen placed in the shipper to provide it with its extreme cold temperature. The dewar flask is vacuum insulated to limit the transmission of heat from outside the flask to the liquid nitrogen captured within the absorption foam and the well.

Cryoport Express® Standard Shippers

The Cryoport Express® Standard Shippers are lightweight, low-cost, re-usable dry vapor liquid nitrogen storage containers that, we believe, combine the best features of life sciences packaging, cryogenics science and vacuum insulation technology. A Cryoport Express® Standard Shipper is composed of an aluminum metallic dewar flask, with a well for holding the biological material in the inner chamber. The dewar vessel is a device in which the conduction, convection and radiation of heat are reduced as much as possible giving it the capability of maintaining its contents at a near-constant temperature over relatively long periods of time. The inner chamber of the shipper is surrounded by a high surface, low-density material which retains the liquid nitrogen in-situ by absorption, adsorption, and surface tension. Absorption is defined as the taking up of matter in bulk by other matter, as in the dissolving of a gas by a liquid, whereas adsorption is the surface retention of solid, liquid or gas molecules, atoms or ions by a solid or liquid. This material absorbs liquid nitrogen several times faster than currently used materials, while providing the shipper with a hold time and capacity to transport biological materials safely and conveniently. The annular space between the inner and outer dewar walls is evacuated to a very high vacuum (10-6 Torr). The specimen-holding chamber has a primary cap to enclose the specimens/commodities, and a removable and replaceable secondary cap to further enclose the specimen/commodity-holding container and to contain the liquid nitrogen dry vapor. The entire dewar vessel is then wrapped in a plurality of insulating and cushioning materials and placed in a disposable outer packaging made of recyclable material. The Cryoport Express® Standard Shippers has a storage capacity of up to 75 2.0 ml vials.

The technology underlying the Cryoport Express® Standard Shipper is under constant refinement to further improve its performance and reliability. Our current shippers use aircraft grade aluminum and other lower weight materials, reducing freight cost which is based on dimensional-weight. We maintain ongoing development efforts related to our shippers that are principally focused on material properties, particularly those properties related to our low-temperature requirement, vacuum retention characteristics, such as the permeability of the materials, and lower weight materials in an effort to meet the life sciences market requirements for achieving the most reliable, lowest cost, frozen and cryogenic logistic solutions.

Cryoport Express® High Volume Shippers

The Cryoport Express® High Volume Shipper also uses a dry vapor liquid nitrogen (LN2) technology to maintain minus 150°C temperatures with a dynamic shipping endurance of 10 days. The Cryoport Express® High Volume Shipper is based on the same dry vapor technology as Cryoport’s original standard dry shipper and utilizes an absorbent material to hold LN2, thus providing the extended endurance time and IATA validation as a non-hazardous shipping container. The high volume dry shipper is reusable and recyclable, making it a highly sustainable and cost effective method of transporting life science materials. The Cryoport Express® High Volume Shipper has a storage capacity of up to 500 2.0 ml vials.

Cryoport Express® CXVC1 Shippers

The Cryoport Express® CXVC1 Shipper is our largest shipper and can be used either as a dry vapor shipper or a liquid shipper. It is designed to focus on vaccine ampoules or cryovial shipments in canisters. In the case of dry vapor liquid nitrogen (LN2), it maintains minus 150°C temperatures with a dynamic shipping endurance of 20 days. In the case of liquid nitrogen (LN2), it maintains minus 150°C temperatures with a shipping endurance of 72 days. The Cryoport Express® CXVC1 Shipper, in dry vapor form, is based on the same technology as Cryoport’s original standard dry shipper and utilizes an absorbent material to hold LN2, thus providing the extended endurance time and IATA validation as a non-hazardous shipping container. The Cryoport Express® CXVC1 Shipper, in liquid form, is a straightforward wet dewar with all the characteristics attendant to a wet dewar and with a holding time of 72 days. The Cryoport Express® CXVC1 Shipper is reusable and recyclable, making it a highly sustainable and cost effective method of transporting life science materials. As a point of reference, the Cryoport Express® CXVC1 Shipper has a storage capacity of up to 1,500 0.2 ml vials.

Cryoport Express® Shipper Summary

We believe Cryoport Express® Solutions are the best and most cost effective solution available in the biotechnology and life sciences markets and satisfy customer needs and scientific and regulatory requirements relating to the shipment of time- and temperature-critical, frozen and refrigerated transport of biological materials, such as stem cells, cell lines, pharmaceutical clinical trial samples, gene biotechnology, infectious materials handling, animal and human reproduction markets. Due to our proprietary technology and innovative design, our shippers are less prone to losing functional hold time when not kept in an upright position than the competing products because our proprietary dry vapor technology and innovative design prevent the spilling or leakage of the liquid nitrogen when the container is tipped or on its side which would otherwise adversely affect the functional hold time of the shipper.

The Cryoport Express® Smart Pak Temperature Monitoring System

Temperature monitoring is a high-value feature from our client’s perspective as it is an effective and reliable method to determine that the shipment materials were not damaged and did not experience degradation during shipment due to temperature fluctuations. Our Smart Pak System consists of a self-contained automated data logger and thermocouple capable of recording cryogenic temperatures of samples shipped in our Cryoport Express® Shippers. The data-logging temperature probe is positioned within the shipper to record the most accurate reading. The resultant temperature mapping includes both the temperature inside the chamber (which is closest to the actual biomaterial) and the external temperature. This reading, combined with the mapping of shipment check-in points, can provide a holistic view of the complete shipping process. At the client’s election, shipments can have a full chain-of-custody and chain-of-condition with data monitoring, analysis, archival storage available.

Chain-of-Condition

Chain-of-Condition information is essential for many life sciences materials, for laboratories and in some cases for compliance with regulatory authorities. Data monitoring starts with our custom built data logger (the Cryoport Express® Smart Pak). The Cryoport Express® Smart Pak can be set up to report during a shipment and/or after the shipment. For those shipments involving biologics, clinical trials or any other material that needs to be verified before receiving, the information recorded by the data logger can be downloaded to the data station onsite. Alternatively, Cryoport can upload the temperature data from the Cryoport Express® Smart Pak for analysis to the Cryoportal upon return of the shipper. The report from the data monitor serves as analysis for temperature monitoring of the entire shipment as well as a tamper warning. The CryoportalTM also acts as the data repository for all shipment and temperature information, which the customer can access remotely through the Internet. Chain of condition service provided via Cryoport Express® Smart Pak is available at the client’s election.

Chain-of-Custody

When overlaid with the carrier check-ins, the data monitor and analysis also provides a chain of custody. The report from the data monitor serves as analysis for temperature monitoring of the entire shipment as well as a tampering warning. If the client has elected to have chain of condition monitoring, each time the container is opened there is a temperature record. The report identifies outlier temperature excursions such as opening the shipment in customs or tampering and thus will allow for more conclusive investigations to ensure that specimens were not adversely impacted during shipment.

Cryoport Express® Analytics

Cryoport Express® Analytics information is captured by the CryoportalTM to provide us and our customers access to important information from the shipments recorded in the CryoportalTM to assist in management of our customers’ shipping. For us, we use the information to support planned future features to allow for an expansion of our solutions offering. Analytics is a term used by IT professionals to refer to performance benchmarks or Key Performance Indicators (“KPI’s”) that management utilizes to measure performance against desired standards. Examples for analytics tracked through the CryoportalTM include time-based metrics for order processing time and on-time deliveries by our shipping partners, as well as profiling shipping lanes to determine average transit times and predicting potential shipping exceptions based on historical metrics. The analytical results are being utilized by Cryoport to render consultative and proactive client services.

Biological Material Holders

A patented containment bag is used in connection with the shipment of infectious or dangerous goods using the Cryoport Express® Shippers. Up to 75 cryovials (polypropylene vials with high-density polyethylene closures), set on aluminum canes are placed into an absorbent pouch, which is designed to contain the entire contents of all the vials in the event of leakage. This pouch is then placed in a watertight Tyvek bag (secondary packaging) capable of withstanding cryogenic temperatures, and then sealed. This bag is then placed into the well of the Cryoport Express® Shipper.

Logistics Expertise and Support

Cryoport’s client services professionals provide 24/7/365 live logistics and monitoring services with specialized knowledge in the domestic and global logistics of life sciences material requiring cryogenic temperatures. The Cryoport logistics professionals have validated shipping lanes in and out of more than 80 countries to date to ensure shipments maintain cryogenic temperatures and arrive securely and on time.

Other Development Activities

We are continuing our research and development efforts to further refine our current technology as well as explore opportunities with partners to offer complementary packaging solutions for frozen temperature (minus 10° Celsius or less), chilled temperature (2° to 8° Celsius) and ambient temperature (between 20° and 25° Celsius) shipping markets.

We also continue to further expand the functionality of our CryoportalTM to ensure a high level of effectiveness and efficiency in the cold chain logistics process and to allow for intelligent and easy data monitoring and analysis.

Government Regulation

The shipping of diagnostic specimens, infectious substances and dangerous goods, whether via air or ground, falls under the jurisdiction of many state, federal and international agencies. The quality of the containers, packaging materials and insulation that protect a specimen determine whether or not it will arrive in a usable condition. Many of the regulations for transporting dangerous goods in the United States are determined by international rules formulated under the auspices of the United Nations.

The International Civil Aviation Organization (“ICAO”) is the United Nations organization that develops regulations (Technical Instructions) for the safe transport of dangerous goods by air. If shipment is by air, compliance with the rules established by International Air Transport Association (“IATA”) is required. IATA is a trade association made up of airlines and air cargo couriers that publishes annual editions of the IATA Dangerous Goods Regulations. These regulations interpret and add to the ICAO Technical Instructions to reflect industry practices. Additionally, the Centers for Disease Control (“CDC”) has regulations (published in the Code of Federal Regulations) for interstate shipping of specimens, and OSHA also addresses the safe handling of Class 6.2 Substances.

Our Cryoport Express® Shippers meet Packing Instructions 602 and 650 and are certified for the shipment of Class 6.2 Dangerous Goods per the requirements of the ICAO Technical Instructions for the Safe Transport of Dangerous Goods by Air and IATA. Our present and planned future versions of the Cryoport Smart Pak data logger will likely be subject to regulation by the FAA, FCC, FDA, IATA and possibly other agencies which may be difficult to determine on a global basis.

We are also subject to numerous other federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Manufacturing and Raw Materials

Manufacturing.  Due to our currently adequate levels of dewar inventories, manufacturing is currently suspended. The component parts for our shippers are primarily manufactured at third party manufacturing facilities. We also have a warehouse at our facility in Lake Forest, California, where we are capable of manufacturing certain parts and to fully assemble our shippers. Most of the components that we use in the manufacture of our shippers are available from more than one qualified supplier. For some components, however, there are relatively few alternate sources of supply and the establishment of additional or replacement suppliers may not be accomplished immediately, however, we have identified alternate qualified suppliers. Should this occur, we believe that with our current level of shippers, we have enough inventory to cover our forecasted demand.

There are no specific agreements with any manufacturer nor are there any long term commitments to any manufacturer. We believe that most of the manufacturers currently used by us could be replaced within a short period of time as none have a proprietary component or a substantial capital investment specific to our shippers.

Our production and manufacturing process incorporates innovative technologies developed for aerospace and other industries which are cost effective, easier to use and more functional than the traditional dry ice devices and other methods currently used for the shipment of temperature-sensitive materials. Our manufacturing process uses non-hazardous cleaning solutions, which are provided and disposed of by a supplier approved by the Environmental Protection Agency (the “EPA”). EPA compliance costs for us are therefore negligible.

Cryoport Express® High Volume Shippers are purchased from a third party and modified to meet our specifications using our proprietary technology and know-how.

Our data loggers have been acquired from a single source with the calibration done by an independent third party. We are currently considering adding alternate data loggers with greater range of functionality.

Raw Materials.  Various common raw materials are used in the manufacture of our shippers and in the development of our technologies. These raw materials are generally available from several alternate distributors and manufactures. We have not experienced any significant difficulty in obtaining these raw materials and we do not consider raw material availability to be a significant factor in our business.

Patents and Proprietary Rights

In order to remain competitive, we must develop and maintain protection on the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality agreements to protect our intellectual property rights. We currently own three registered U.S. trademarks and three issued U.S. patents primarily covering various aspects of our Cryoport Express® Shippers.

In addition, we have a pending U.S. patent application for various aspects of our shipper and web-portal, which includes, in part, various aspects of our business model referred to as the Cryoport Express® System. We have also filed a U.S. provisional patent application for a smart label which will communicate electronically with our data logger. We intend to file additional patent applications to strengthen our intellectual property rights.

The technology covered by the above indicated issued patents relates to matters specific to the use of liquid nitrogen shippers in connection with the shipment of biological materials. The concepts include those of disposability, package configuration details, liquid nitrogen retention systems, systems related to thermal performance, systems related to packaging integrity, and matters generally relevant to the containment of liquid nitrogen. Similarly, the trademarks mentioned relate to the cryogenic temperature shipping activity. Issued patents and trademarks currently owned by us and a patent application include:

Type:	No.	Issued	Expiration
Patent	6,467,642	Oct. 22, 2002	Jan. 2, 2021
Patent	6,119,465	Sep. 19, 2000	Feb. 10, 2019
Patent	6,539,726	Apr. 1, 2003	May 8, 2021
Patent Application	12/656,641
Trademark	3,569,471	Feb. 3, 2009	Feb. 3, 2019
Trademark	3,589,928	Mar. 17, 2009	Mar. 17, 2019
Trademark	2,632,328	Oct. 8, 2002	Oct. 8, 2022

Our success depends in part upon our ability to develop proprietary products and technologies and to obtain patent coverage for these products and technologies. We intend to file trademark and patent applications covering any newly developed products, methods and technologies. However, there can be no guarantee that any of our pending or future filed applications will be issued as patents. There can be no guarantee that the U.S. Patent and Trademark Office or some third party will not initiate an interference proceeding involving any of our pending applications or issued patents. Finally, there can be no guarantee that our issued patents or future issued patents, if any, will provide adequate protection from competition.

Patents provide some degree of protection for our proprietary technology. However, the pursuit and assertion of patent rights involve complex legal and factual determinations and, therefore, are characterized by significant uncertainty. In addition, the laws governing patent issuance and the scope of patent coverage continue to evolve. Moreover, the patent rights we possess or are pursuing generally cover our technologies to varying degrees. As a result, we cannot ensure that patents will issue from any of our patent applications, or that any of its issued patents will offer meaningful protection. In addition, our issued patents may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights may not create an effective barrier to competition. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. There can be no assurance that any patents issued to us will provide a legal basis for establishing an exclusive market for our products or provide us with any competitive advantages, or that patents of others will not have an adverse effect on our ability to do business or to continue to use our technologies freely.

We may be subject to third parties filing claims that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or whether those claims will hurt our business. If we are forced to defend against such claims, regardless of their merit, we may face costly litigation and diversion of management’s attention and resources. As a result of any such disputes, we may have to develop, at a substantial cost, non-infringing technology or enter into licensing agreements. These agreements may be unavailable on terms acceptable to such third parties, or at all, which could seriously harm our business or financial condition.

We also rely on trade secret protection of our intellectual property. We attempt to protect trade secrets by entering into confidentiality agreements with third parties, employees and consultants, although, in the past, we have not always obtained such agreements. It is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, our trade secrets could be disclosed to our competitors. Despite the measures we have taken to protect our intellectual property, parties to such agreements may breach confidentiality provisions in our contracts or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, third parties may independently discover or invent competitive technologies, or reverse engineer our trade secrets or other technology. Therefore, the measures we are taking to protect our proprietary technology may not be adequate.

Customers and Distribution

As a result of growing globalization, including such areas as biotechnology and life science, clinical trials, distribution of pharmaceutical products and reproductive medicine, the requirement for effective and reliable solutions for keeping clinical samples, pharmaceutical products and other specimen at frozen temperatures takes on added significance due to more complex shipping routes, extended shipping times, custom delays and logistics challenges. Today, such specimens are traditionally shipped in styrofoam cardboard insulated containers packed with dry ice, gel/freezer packs or a combination thereof. The current dry ice solutions have limitations that severely limit their effective use for both short and long-distances (e.g., international). Conventional dry ice shipments often require labor-intensive “re-icing” operations resulting in higher labor and shipping costs.

We believe our patented Cryoport Express® Shippers, the CryoportalTM and our logistics expertise make us well positioned to take advantage of the growing demand for effective and efficient international transport of temperature sensitive materials resulting from continued globalization. Of particular significance is the trend within the life sciences and biotechnology industries toward globalization.

We provide domestic shipping solutions in situations where specimens must be kept at frozen temperatures and in regions where there is a high priority placed on maintaining the integrity of materials shipped at these temperatures.

Pharmaceutical Clinical Trials.  Every United States based pharmaceutical company developing a new drug must seek drug development protocol approval by the FDA. These clinical trials are to test the safety and efficacy of the potential new drug among other things. A significant amount of clinical trial activity is managed by a number of large Clinical Research Organizations (“CROs”).

In connection with the clinical trials, due to globalization, companies can be enrolled from all over the world and may need to regularly submit a blood or other specimen at the local hospital, doctor’s office or laboratory. These samples are then sent to specified testing laboratories, which may be local or in another country. The testing laboratories will typically set the requirements for the storage and shipment of blood specimens. In addition, drugs used by the patients may require frozen shipping to the sites of the clinical trials. While both domestic and international shipping of these specimens is accomplished using dry ice today, international shipments especially present several problems, as dry ice, under the best of circumstances, can only provide freezing for one to two days in the absence of re-icing (which is quite costly). Because shipments of packages internationally can take longer than one to two days or be delayed due to flight cancellations, incorrect destinations, labor problems, ground logistics, customs delays and safety reasons, dry ice is not always a reliable and/or cost effective option. Clinical trial specimens are often irreplaceable because each one represents clinical data at a prescribed point in time, in a series of specimens on a given patient, who may be participating in a trial for years. Sample integrity during the shipping process is vital to retaining the maximum number of patients in each trial. Our shippers are ideally suited for this market, as our longer hold time ensures that specimens can be sent over long distances with minimal concern that they will arrive in a condition that will cause their exclusion from the trial. There are also many instances in domestic shipments where Cryoport Express® Shippers will provide higher reliability and be cost effective.

Furthermore, the IATA requires that all airborne shipments of laboratory specimens be transmitted in either IATA Instruction 650 or 602 certified packaging. We have developed and obtained IATA certification of our Cryoport Express® System, which is ideally suited for this market, in particular due to the elimination of the cost to return the reusable shipper.

Biotechnology and Diagnostic Companies.  The biotechnology market includes basic and applied research and development in diverse areas such as stem cells, cloning, gene therapy, DNA tumor vaccines, tissue engineering, genomics, and blood products. Companies participating in the foregoing fields rely on the frozen transport of specimens in connection with their research and development efforts, for which our Cryoport Express® Shippers are ideally suited.

Cell Therapy Companies.  Rapid advancements are underway in the research and development of cell based therapies, which involve cellular material being injected into a patient. In allogeneic cell therapy, the donor is a different person to the recipient of the cells. Autologous cell therapy is a therapeutic intervention that uses an individual’s cells, which are cultured and expanded outside the body, and reintroduced into the donor. Once cells are processed, in either case, they must be shipped cryogenically for which our Cryoport Express® Shippers are ideally suited.

Central Laboratories.  With the increase and globalization of clinical studies and trials, logistics has become more complex and ensuring sample integrity has become more challenging. International courier costs are now consuming a significant portion of global protocol budgets. We believe laboratories performing the testing of samples collected during the conduct of these global multi-site studies are looking for reliable state-of-the-art logistics solutions.

Pharmaceutical Distribution.  The current focus for the Cryoport Express® System also includes the area of pharmaceutical distribution. There are a significant number of therapeutic drugs and vaccines currently or anticipated soon to be undergoing clinical trials. After the FDA approves them for commercial marketing, it will be necessary for the manufacturers to have a reliable and economical method of distribution to the physician who will administer the product to the patient. It is likely that the most efficient and reliable method of distribution will be to ship a single dosage to the administering physician. These drugs are typically identified to individual patients and therefore will require a complete tracking history from the manufacturer to the patient. The most reliable method of doing this is to ship a unit dosage specifically for each patient. If such drugs require maintenance at frozen or cryogenic temperatures, each such shipment will require a frozen or cryogenic shipping package. Cryoport can provide the technology to meet this anticipated need.

Distribution of Vaccines and Biologic Therapies.  There are a variety of vaccines and other drugs or therapies that require distribution at frozen or cryogenic temperatures. We anticipate significant growth in this area, in particular therapies based upon stem cells. It is likely that the most efficient and reliable method of distribution will be to ship a single dosage or a limited supply to the physician for administration to a patient.

In February 2013, we started providing comprehensive logistics management services for the lead poultry vaccine distribution of Zoetis, Inc. In October 2013, Zoetis engaged us to manage distribution of an additional vaccine.

One of our strategic alliance partners, Liventa Bioscience, Inc., is, in part, basing its business strategy on using our Cryoport Express® Shippers to deliver supplies of cell-based therapies to physicians, which will be able to keep the shippers at the physician’s facility for up to one week and thus avoid the need to invest in costly cryogenic refrigeration equipment for commodity storage. With the inclusion of our Cryoport Express® Smart Pak data logger, Liventa and the physician will have assurance that cryogenic temperatures were maintained within the shipper.

Fertility Clinics and In Vitro Fertilization (“IVF”).  Maintaining cryogenic temperatures during shipping and transfer of in vitro fertilization specimens like eggs, sperm, or embryos is critical for cell integrity in order to retain viability, stabilize the cells, and ensure reproducible results and successful IVF treatment. There are approximately 3,300 fertility clinics worldwide. Cryoport anticipates that this market will continue to grow; in the United States alone, the fertility market has grown to more than $4.0 billion with over 1.3 million women seeking treatment each year. In the worldwide market, it is reported that there are more than one billion IVF cycles per year and growing.

Sales and Marketing

We currently have five sales directors in the United States, one sales director in Europe, one inside sales representative focused on Reproductive Medicine/IVF and a part time senior director of marketing promoting the use of our Cryoport Express® Solutions on a direct basis. In addition, we have a vice president of strategic business development that focuses on large corporate accounts. Given the global nature of our business, we are also establishing distribution channels to broaden our sales and marketing reach in the Americas, Europe and Asia. For the fiscal years ended March 31, 2015 and 2014, we had one customer that accounted for 22.7% and 30.8%, respectively, of total revenues. No other single customer generated over 10% of our total revenues during 2015 and 2014.

Our geographical revenues for the fiscal year ended March 31, 2015 were as follows:

USA	84.3%
Europe	7.5%
Asia	1.9%
Rest of World	6.3%

We renewed our agreement with FedEx and entered into agreements with UPS and DHL to further expand our revenue and marketing opportunities and we plan to establish additional strategic partnerships with integrators and freight forwarders. Subject to available financial resources, we also plan to hire additional sales and marketing personnel and implement marketing initiatives intended to increase awareness of the Cryoport Express® Solutions.

Cryoport Operations Centers

In addition to the services provided through our facility in Lake Forest, California, we have contracted with third parties to run our European Operations Center (located in Rotterdam, Holland) and Asian Operations Center (located in Singapore). The operations centers provide warehousing, shipping, receiving, refurbishing and recycling services for our shipping containers. This approach is a cost-effective way to initiate operations outside of the US and allows us to scale up as our business grows globally.

Industry and Competition

Our products and services are sold into a rapidly growing segment of the logistics industry focused on the temperature sensitive packaging and shipping of biological materials. Expenditures for “value added” packaging for frozen transport have been increasing for the past several years and, due in part to continued globalization, are expected to continue to increase even more in the future as more domestic and international biotechnology firms introduce pharmaceutical products that require continuous refrigeration at cryogenic temperatures. We believe this will require a greater dependence on passively controlled temperature transport systems (i.e., systems having no external power source). In addition, we expect that industry standards and regulations will be introduced globally, requiring more comprehensive tracking and validation of shipping temperatures.

We believe that growth in the following markets has resulted in the need for increased reliability, efficiencies and greater flexibility in the temperature sensitive segment of the logistics market:

•	cell-based therapies
•	gene and stem cell biotechnology
•	cell lines
•	vaccine production
•	commercial drug product distribution
•	clinical trials, including transport of tissue culture samples
•	diagnostic specimens
•	infectious sample materials
•	inter/intra-laboratory diagnostic testing
•	temperature-sensitive specimens
•	biological samples, in general
•	environmental sampling
•	IVF
•	animal husbandry

Many of the biological products in these above markets require transport in a frozen state as well as the need for shipping containers which have the ability to maintain a frozen, cryogenic environment (e.g., minus 150° Celsius) for a period ranging from two to ten days (depending on the distance and mode of shipment). These products include stem cells, semen, embryo, tissue, tissue cultures, cultures of viruses and bacteria, enzymes, DNA materials, vaccines and certain pharmaceutical products.

One of the integral parts of our solutions are our Cryoport Express® Shippers that are based on a liquid nitrogen dry vapor technology. The following paragraphs compare our shippers with dry ice and liquid nitrogen shipping methods. Our solutions integrate the Cryoport Express® Shippers with our CryoportalTM logistics software platform and our cold chain logistics know-how that are comprehensive and tailored to client requirements.

Cryoport Express Shippers (Liquid Nitrogen Dry Vapor) compared to Dry Ice Shipments

One problem faced by many companies operating in these specialized markets is the limited number of cryogenic shipping systems serving their needs. The currently adopted protocol and the most common method for packaging frozen transport in these industries is the use of solid-state carbon dioxide (dry ice). Dry ice is and has been used extensively in shipping to maintain a frozen state for a period of one to four days. Dry ice is used in the transport of many biological products, such as pharmaceuticals, laboratory specimens and certain infectious materials. The common approach to shipping these items via ground freight is to pack the product in a container, such as an expanded polystyrene (styrofoam) box or a molded polyurethane box, with a variable quantity of dry ice. The box is taped or strapped shut and shipped to its destination with freight charges based on its initial shipping weight. All dry ice shipping is considered dangerous goods shipping, requiring extra packaging steps and adding costs. It gives off carbon dioxide and sublimates unevenly and in short duration.

With respect to shipments via specialized courier services, there is no standardized method or device currently in use for the purpose of transporting temperature-sensitive frozen biological specimens. One common method for courier transport of biological materials is to place frozen specimens, refrigerated specimens, and ambient specimens into a compartmentalized container, similar in size to a 55 quart Coleman or Igloo cooler. The freezer compartment in the container is loaded with a quantity of dry ice at minus 78° Celsius, while the refrigerated compartment at 8° Celsius utilizes ice substitutes.

Two manufacturers of the polystyrene and polyurethane containers frequently used in the shipping and courier transport of dry ice frozen specimens are Insulated Shipping Containers, Inc. and Tegrant (formerly SCA Thermosafe). When these containers are used with dry ice, the average sublimation rate (e.g., the rate at which dry ice turns from a solid to a gaseous state) in a container with a 1½ inch wall thickness is slightly less than three pounds per 24 hours. Other existing refrigerant systems employ the use of gel packs and ice substitutes for temperature maintenance. Gels and eutectic solutions (phase changing materials) with a wide range of phasing temperatures have been developed in recent years to meet the needs of products with varying specific temperature control requirements.

The use of dry ice and ice substitutes, however, regardless of external packaging used, are frequently inadequate because they do not provide low enough storage temperatures and, in the case of dry ice, last for only a few days without re-icing. As a result, companies run the risk of increased costs due to lost specimens and additional shipping charges due to the need to re-ice.

Some of the other disadvantages to using dry ice for shipping or transporting temperature sensitive products are as follows:

•	availability of a dry ice source;
•	handling and storage of the dry ice;
•	cost of the dry ice;
•	compliance with local, state and federal regulations relating to the storage and use of dry ice;
•	dangerous goods shipping regulations;
•	weight of containers when packed with dry ice;

•	securing a shipping container with a high enough R-value (which is a measure of thermal resistance) to hold the dry ice and product for the required time period;
•	securing a shipping container that meets the requirements of IATA, the DOT, the CDC, and other regulatory agencies; and
•	emission of greenhouse gases (primarily carbon dioxide) into the environment.

Due to the limitations of dry ice, specimens that require frozen shipping are more securely shipped at true cryogenic temperatures using a service such as liquid nitrogen dry vapor shippers (Cryoport Express Shippers), or liquid nitrogen shippers where the specimen is kept over actual liquid nitrogen. However, liquid nitrogen is hazardous and has many pitfalls including safety and expense.

Cryoport Express Shippers (Liquid Nitrogen Dry Vapor) compared to Liquid Nitrogen Dewars/Tanks

There are distinct disadvantages when using liquid nitrogen compared to the dry vapor liquid nitrogen used in Cryoport Express® Shippers. Liquid nitrogen dewars/tanks are classified as dangerous goods and cannot be shipped as parcel. In addition, the liquid nitrogen has to be disposed of prior to returning the dewar/tank to its origin. These issues add additional procedural steps and costs to the shipment. In addition, there is a risk of liquid nitrogen leakage if the dewar/tank tips to the side during transport, which can cause bodily injury and compromise the specimen being shipped. Due to the use of our proprietary technology, our Cryoport Express® Shippers are not prone to leakage when on their side or inverted, thereby protecting the integrity of our shipper’s hold time and being safe for handling.

While both liquid nitrogen dry vapor and liquid nitrogen shippers provide solutions to the issues encountered when shipping with dry ice, liquid nitrogen shippers have some draw backs. For example, the cost for a liquid nitrogen shipper typically can range from $650 to $4,000 per unit, which can substantially limit their use for the transport of many common biologics, particularly with respect to small quantities such as is the case with direct to the physician drug delivery. Because of the initial cost and limited production of these containers, they are designed to be reusable. However, the cost of returning these containers can be significant, particularly in international markets, because most applications require only one-way shipping. In addition, the logistics support of cryogenic shippers requires more sophisticated logistics management and discipline to ensure shippers are returned and recycled, especially for international shipments, which many companies do not have in place.

Cryoport’s solutions are totally comprehensive and integrated for maximum reliability, economy and total effectiveness. Cryoport’s total logistics solution enables life sciences companies to utilize the superior liquid nitrogen dry vapor technology without having to make capital investments or developing in-house logistics expertise and systems by offering a complete solution, which includes the cloud-based CryoportalTM logistics management platform, the temperature monitoring system and the 24/7/365 logistics support. Cryoport allows the customer to outsource logistics and focus on its core competencies while maintaining visibility of all shipping related information.

Within our intended biotechnology and life sciences markets for Cryoport Express® Shippers, there is limited known direct competition. We compete with liquid nitrogen and dry ice solutions by reason of the improved and integrated hardware and software technology in our products including our comprehensive logistics management software and through the use of our service enabled business model. The Cryoport Express® Solution provides a simple and cost effective solution for the frozen or cryogenic transport of biotech and life sciences materials. The CryoportalTM assists with the management, scheduling and shipping of the Cryoport Express® Shippers, removing the burdens associated with other methods.

Traditional dry ice shippers and liquid nitrogen tank suppliers, such as MVE/Chart Industries, Taylor Wharton, and Air Liquide, offer various models of dry vapor liquid nitrogen shippers that are not as cost efficient for multi-use and multi-shipment purposes due to their significantly greater unit costs and unit weight (which may substantially increase the shipping cost). On the other hand, they are more established and have larger organizations and have greater financial, operational, sales and marketing resources, have a broader manufactured product offering of other liquid nitrogen products and more experience in research and development than we do.

Factors that we believe give us a competitive advantage are attributable to our software and shipping containers, which allow our shipper to retain liquid nitrogen when placed in non-upright positions, the overall “leak-proofness” of our package which determines compliance with shipping regulations, the overall weight and volume of the package which determines shipping costs, and our business model represented by the merged integration of our shipper with Cryoportal TM and Smart Pak data logger into a seamless shipping, tracking and monitoring solution.

Other companies that offer potentially competitive products include Industrial Insulation Systems, which offers cryogenic transport units and has partnered with Marathon Products Inc., a manufacturer and global supplier of wireless temperature data collecting devices used for documenting environmentally sensitive products through the cold chain, and Kodiak Thermal Technologies, Inc. which offers, among other containers, a repeat use active-cool container that uses free piston stirling cycle technology. While not having their own shipping devices, BioStorage Technologies is potentially a competitive company through their management services offered for cold-chain logistics and long-term biomaterial storage. Cryogena offers a single use disposable LN2 shipper with better performance than dry ice, but it does not perform as well and is not as cost-effective as the Cryoport solution when all costs are considered. In addition, BioMatrica, Inc. is developing and offering technology that stabilizes biological samples and research materials at room temperature. They presently offer these technologies primarily to research and academic institutions; however, their technology may eventually enter the broader cold-chain market. Fisher BioServices, part of Thermo Fisher Scientific, provides cell therapy logistics services, maintaining cold chain from manufacturer to patient bedside. They provide customized solutions in biospecimen collection kits, biospecimen shipping, lab processing, biobanking and clinical trial support services.

Research and Development

Our research and development efforts are focused on continually improving the features of our Cryoport Express® Solutions including the cloud-based CryoportalTM and the Cryoport Express® Shippers. These efforts are expected to lead to the introduction of shippers of varying sizes based on market requirements, constructed of lower cost materials and utilizing high volume manufacturing methods that will make it practical to provide the cryogenic packages offered with the Cryoport Express® Solutions. Alternative phase change materials in place of liquid nitrogen may be used to increase the potential markets these shippers can serve such as ambient and 2° – 8°C markets. Our research and development expenditures for the fiscal years ended March 31, 2015 and 2014 were $352,600 and $409,100, respectively with the largest portion being spent on software maintenance and development.

Employees

The efforts of our employees are critical to our success. We believe that we have assembled a strong management team with the experience and expertise needed to execute our business strategy. We anticipate hiring additional personnel as needs dictate to implement our growth strategy. As of June 10, 2015, we had twenty eight full-time employees, four consultants and four temporary employees.

Insurance

We currently maintain general liability insurance, with coverage in the amount of $1 million per occurrence, subject to a $2 million annual limitation. Claims may be made against us that exceed these limits. In fiscal year 2015, we did not experience any claims against our professional liability insurance. Our liability policy is an “occurrence” based policy. Thus, our policy is complete when we purchased it and following cancellation of the policy it continues to provide coverage for future claims based on conduct that took place during the policy term. However, our insurance may not protect us against all liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. In addition, if we expand into new markets, we may not be aware of the need for, or be able to obtain insurance coverage for such activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations.

We also maintain product liability insurance with coverage in the amount of $1,000,000 per year. In addition, we currently maintain cargo insurance for shipments for one customer, with coverage of up to $10,000 per shipment.

DESCRIPTION OF PROPERTY

We do not own real property. We currently lease one facility, with approximately 12,000 square feet of corporate, research and development, and warehouse facilities, located in Lake Forest, California under an operating lease expiring June 30, 2015, which we do not intend to renew. In May 2015, we amended the lease to convert to a month-to-month basis, commencing July 1, 2015. The base rent will be $9,500 and either party will have the right to cancel this month-to-month agreement by giving the other party a minimum of a 90-day prior written notice. We are currently exploring other facilities to meet our growing demands. The lease agreement contains certain scheduled rent increases, which are accounted for on a straight-line basis.

The Company currently makes base lease payments of approximately $8,900 per month, due at the beginning of each month. We believe that these facilities are adequate, suitable and of sufficient capacity to support our immediate needs. Additional space may be required, however, as we expand our research and development, manufacturing and selling and marketing activities.

LEGAL PROCEEDINGS

In the ordinary course of business, we are at times subject to various legal proceedings and disputes, including product liability claims. We currently are not aware of any such legal proceedings or claim that we believe will have, individually or in the aggregate, a material adverse effect on our business, operating results or cash flows. It is our practice to accrue for open claims based on our historical experience and available insurance coverage.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets for the name and age of each director and executive officer, the year first elected as a director and/or executive officer and the position(s) held with Cryoport:

Name	Age	Position	Date Elected
Jerrell W. Shelton	69	President, Chief Executive Officer, Director	2012
Robert S. Stefanovich	50	Chief Financial Officer, Treasurer and Corporate Secretary	2011
Richard J. Berman	72	Director	2015
Edward J. Zecchini	53	Director	2013
Richard G. Rathmann	54	Chairman	2013
Ramkumar Mandalam	49	Director	2014

Background of Directors and Officers:

Jerrell W. Shelton, age 69, became President and Chief Executive Officer of the Company on November 5, 2012. He served on the Board of Directors and standing committees of Solera Holdings, Inc. from April 2007 through November 2011. From June 2004 to May 2006, Mr. Shelton was the Chairman and CEO of Wellness, Inc., a provider of advanced, integrated hospital and clinical environments. Prior to that, he served as CEO of IBM’s WebFountain. From October 1998 to October 1999, Mr. Shelton was Chairman, President and CEO of NDC Holdings II, Inc. Between October 1996 and July 1998, he was President and CEO of Continental Graphics Holdings, Inc. and from October 1991 to July 1996, Mr. Shelton served as President and CEO of Thomson Business Information Group. Mr. Shelton has a B.S. in Business Administration from the University of Tennessee and an M.B.A. from Harvard University. Mr. Shelton currently serves on the Advisory Board of Directors and the Nominating and Stewardship committee of the Smithsonian Institution Libraries.

Robert S. Stefanovich, age 50, became Chief Financial Officer, Treasurer and Corporate Secretary for the Company on June 27, 2011 following the Company’s filing of its Form 10–K for the fiscal year ended March 31, 2011. From June 15, 2012 to November 4, 2012, Mr. Stefanovich served as the Principal Executive Officer of the Company. From November 2007 through March 2011, Mr. Stefanovich served as Chief Financial Officer of Novalar Pharmaceuticals, Inc., a venture-backed specialty pharmaceutical company. Prior to that, he held several senior positions, including interim Chief Financial Officer of Xcorporeal, Inc., a publicly traded medical device company, Executive Vice President and Chief Financial Officer of Artemis International Solutions Corporation, a publicly traded software company, Chief Financial Officer and Secretary of Aethlon Medical Inc., a publicly traded medical device company and Vice President of Administration at SAIC, a Fortune 500 company. Mr. Stefanovich also served as a member of the Software Advisory Group and an Audit Manager with Price Waterhouse LLP’s (now PricewaterhouseCoopers) hi-tech practice in San Jose, CA and Frankfurt, Germany. He currently also serves as a board member of Project InVision International, a provider of business performance improvement solutions. He received his Masters of Business Administration and Engineering from University of Darmstadt, Germany.

Richard J. Berman, age 72 became a member of the Board in January 2015, and serves as Chairman of the Audit and Compensation Committee and member of the Nominating and Governance Committee of the Board. Mr. Berman’s business career spans over 35 years of venture capital, senior management and merger & acquisitions experience. In the past 5 years, Mr. Berman has served as a director and/or officer of over a dozen public and private companies. From 2006 – 2011, he was Chairman of National Investment Managers, a company with $12 billion in pension administration assets. Mr. Berman is a director of four public healthcare companies: Advaxis, Inc., Neostem, Inc., MetaStat Inc [Chairman] and Cryoport Inc. From 2002 to 2010, he was a director of Nexmed Inc where he also served as Chairman/CEO in 2008 and 2009 (now called Apricus Biosciences, Inc; From 1998 – 2000, he was employed by Internet Commerce Corporation (now Easylink Services) as Chairman and CEO, and was a director from 1998 – 2012. Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world in the 1980’s by merging

Prestolite, General Battery and Exide to form Exide Technologies (XIDE); helped to create what is now Soho (NYC) by developing five buildings; and advised on over $4 billion of M&A transactions [completed over 300 deals]. He is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has US and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

Edward J. Zecchini, age 53 became a member of the Board on September 13, 2013, and serves as Chairman of the Nominating and Governance Committee of the Board and member of the Audit Committee and the Compensation Committee. Mr. Zecchini currently serves as Chief Information Officer at Remedy Partners, Inc. Prior to that, Mr. Zecchini served as Executive Vice President and Chief Technology Officer at Sandata Technologies, LLC, from May 2010 to March 2014, as President and Chief Executive Officer of IT Analytics LLC from March 2008 to April 2010, Executive Vice President of Operations and Chief Information Officer of Touchstone Healthcare Partnership from May 2007 to February 2008 and Senior Vice President and Chief Information Officer of HealthMarkets, Inc. from October 2004 to April 2007. Earlier in his career he held senior level positions at Thomson Healthcare and SportsTicker, Inc. Mr. Zecchini has over thirty years of experience in the healthcare and information technology industries. Mr. Zecchini holds a Bachelor of Arts degree from the State University of New York. Mr. Zecchini currently serves on the board of directors of Insur I.Q. LLC.

Richard G. Rathmann, age 54, became a member of our Board in March 2013 and serves as the Chairman of the Board and member of the Audit, Compensation, and Nomination and Governance Committees. Mr. Rathmann served for the past eighteen years as a director of various for-profit and non-profit companies. He has served as the manager of GBR Investments, LLC since 2005 and has served as the Executive Director of the Rathmann Family Foundation since 2002. Mr. Rathmann received his bachelor’s degree from the University of Colorado and his juris doctor degree from Boston College Law School. Mr. Rathmann currently serves on the board of directors of PIN Pharma, the Rathmann Family Foundation, and Cellerant Therapeutics, where he served as Chairman from 2007 to 2012.

Ramkumar Mandalam, Ph.D., age 49, became a member of the Company’s Board on June 16, 2014 and currently serves as a member of the Compensation Committee and the Nomination and Governance Committee. Dr. Mandalam is the President and CEO of Cellerant Therapeutics, Inc., a clinical stage biotechnology company developing novel cell-based and antibody therapies for cancer treatment and blood-related disorders. Prior to joining Cellerant in 2005, he was the Executive Director of Product Development at Geron Corporation, a biopharmaceutical company where he managed the development and manufacturing of cell based therapies for treatment of degenerative diseases and cancer. From 1994 to 2000, he held various positions in research and development at Aastrom Biosciences, where he was responsible for programs involving ex vivo expansion of human bone marrow stem cells and dendritic cells. Dr. Mandalam received his Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor, Michigan. Dr. Mandalam is the author or co-author of several publications, patent applications, and abstracts. The directors and officers of Cryoport hold office until their successors are elected and qualified, or until their death, resignation, or removal.

None of the directors or officers listed above has:

•	Had a bankruptcy petition filed by or against any business of which that person was a general partner of executive officer either at the time of the bankruptcy or within two years prior to that time;
•	Had any conviction in a criminal proceeding, or been subject to a pending criminal proceeding;
•	Been subject to any order, judgment, or decree by any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities; and
•	Been found by a court of competent jurisdiction, the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, or any law respecting financial institutions or insurance companies, or any law prohibiting mail or wire fraud or fraud in connection with any business entity.

Director Independence

The Company is quoted on the Over-The-Counter Bulletin Board system, which does not require director independence requirements. However, for purposes of determining director independence, we have applied the definitions set forth in NASDAQ Rule 5605(a)(2) which states, generally, that a director is not considered to be independent if he or she is, or at any time during the past three years was an employee of the Company; or if he or she (or his or her family member) accepted compensation from the Company in excess of $120,000 during any twelve month period within the three years preceding the determination of independence. Our Board has affirmatively determined that Mr. Mandalam, Mr. Rathmann, Mr. Zecchini and Mr. Berman are “independent” as such term is defined under NASDAQ Rule 5605(a)(2) and the related rules of the Securities and Exchange Commission (the “SEC”). We intend to maintain at least two independent directors on the Board.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nomination and Governance Committee.

Audit Committee

The functions of the Audit Committee are to (i) review the qualifications of the independent auditors, our annual and interim financial statements, the independent auditor’s report, significant reporting or operating issues and corporate policies and procedures as they relate to accounting and financial controls; and (ii) to consider and review other matters relating to our financial and accounting affairs. The Company’s Board has a formally established Audit Committee and adopted an Audit Committee charter. The Audit Committee’s charter is available on the Company’s website at www.cryoport.com under the tab “Corporate Governance” which is found under the heading “Company.” Information on the website does not constitute a part of this prospectus.

The current members of the Audit Committee are Mr. Richard J. Berman, who is the Audit Committee Chairman, Mr. Richard G. Rathmann and Mr. Edward J. Zecchini. The Company has determined that (i) Mr. Berman qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the SEC rules and is “independent” within the meaning of NASDAQ Rule 5605(a)(2) and the related rules of the SEC, and (ii) Mr. Rathmann and Mr. Zecchini meet NASDAQ’s financial literacy and financial sophistication requirements and are “independent” within the meaning of NASDAQ Rule 5605(a)(2) and the related rules of the SEC. The Company’s Audit Committee held eight meetings during fiscal 2015. In addition, the Audit Committee regularly held discussions regarding the consolidated financial statements of the Company during Board meetings.

Compensation Committee

The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation of the Company’s directors and executive officers, to produce an annual report on executive compensation for inclusion in the Company’s Proxy Statement, as necessary, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs including stock incentive and benefit plans. In May 2010, the Company’s Board established the Compensation Committee. Previously, the Committee was known as the “Compensation and Governance Committee.” The Compensation Committee’s charter is available on the Company’s website at www.cryoport.com under the tab “Corporate Governance” which is found under the heading “Company.” Information on the website does not constitute a part of this prospectus.

The current members of the Compensation Committee are Mr. Richard J. Berman, who is the Chairman, Mr. Richard G. Rathmann, Mr. Ramkumar Mandalam, and Mr. Edward J. Zecchini, each of whom is independent under applicable independence requirements. Each of the current members of the Compensation Committee is a “non-employee director” under Section 16 of the Exchange Act and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The Compensation Committee met three times during fiscal year 2015.

Nomination and Governance Committee

In May 2010, the Company established the Nomination and Governance Committee. The function of the Nomination and Governance Committee is to (i) make recommendations to the Board regarding the size of the Board, (ii) make recommendations to the Board regarding criteria for the selection of director nominees, (iii) identify and recommend to the Board for selection as director nominees individuals qualified to become members of the Board, (iv) recommend committee assignments to the Board, (v) recommend to the Board corporate governance principles and practices appropriate to the Company, and (vi) lead the Board in an annual review of its performance. The Nomination and Governance Committee’s charter is available on the Company’s website at www.cryoport.com under the tab “Corporate Governance” which is found under the heading “Company.” Information on the website does not constitute a part of this prospectus.

The current members of the Nomination and Governance Committee are Mr. Edward J. Zecchini, who is the Chairperson, Mr. Richard J. Berman, Mr. Ramkumar Mandalam, and Mr. Richard G. Rathmann. The Nomination and Governance Committee met one time during fiscal year 2015.

EXECUTIVE COMPENSATION

Executive Officers of the Company

The Company’s current executive officers are as follows:

Jerrell W. Shelton, age 69, became President and Chief Executive Officer of the Company on November 5, 2012. He served on the Board of Directors and standing committees of Solera Holdings, Inc. from April 2007 through November 2011. From June 2004 to May 2006, Mr. Shelton was the Chairman and CEO of Wellness, Inc., a provider of advanced, integrated hospital and clinical environments. Prior to that, he served as CEO of IBM’s WebFountain. From October 1998 to October 1999, Mr. Shelton was Chairman, President and CEO of NDC Holdings II, Inc. Between October 1996 and July 1998, he was President and CEO of Continental Graphics Holdings, Inc. and from October 1991 to July 1996, Mr. Shelton served as President and CEO of Thomson Business Information Group. Mr. Shelton has a B.S. in Business Administration from the University of Tennessee and an M.B.A. from Harvard University. Mr. Shelton currently serves on the Advisory Board of Directors and the Nominating and Stewardship committee of the Smithsonian Institution Libraries.

Robert S. Stefanovich, age 50, became Chief Financial Officer, Treasurer and Corporate Secretary for the Company on June 27, 2011 following the Company’s filing of its Form 10–K for the fiscal year ended March 31, 2011. From June 15, 2012 to November 4, 2012, Mr. Stefanovich served as the Principal Executive Officer of the Company. From November 2007 through March 2011, Mr. Stefanovich served as Chief Financial Officer of Novalar Pharmaceuticals, Inc., a venture-backed specialty pharmaceutical company. Prior to that, he held several senior positions, including interim Chief Financial Officer of Xcorporeal, Inc., a publicly traded medical device company, Executive Vice President and Chief Financial Officer of Artemis International Solutions Corporation, a publicly traded software company, Chief Financial Officer and Secretary of Aethlon Medical Inc., a publicly traded medical device company and Vice President of Administration at SAIC, a Fortune 500 company. Mr. Stefanovich also served as a member of the Software Advisory Group and an Audit Manager with Price Waterhouse LLP’s (now PricewaterhouseCoopers) hi-tech practice in San Jose, CA and Frankfurt, Germany. He currently also serves as a board member of Project InVision International, a provider of business performance improvement solutions. He received his Masters of Business Administration and Engineering from University of Darmstadt, Germany.

SUMMARY COMPENSATION TABLE

The following table contains information with respect to the compensation for the fiscal years ended March 31, 2015 and 2014 of our chief executive officer and chief financial officer. We refer to the executive officers identified in this table as our “Named Executive Officers.”

Name and Principal Position	Fiscal Year	Salary(1) ($)		Bonus ($)	Option Awards(4) ($)		All Other Compensation ($)	Total Compensation ($)
Jerrell W. Shelton President and Chief Executive Officer	2015	300,000	(3)	—	1,625,913	(2)	—	1,925,913
	2014	300,000	(3)	—	930,358	(2)	—	1,230,358
Robert S. Stefanovich Chief Financial Officer	2015	225,000	(3)	—	307,695	(5)	—	532,695
	2014	225,000	(3)	—	201,028	(5)	—	426,028

(1)	This column represents salary as of the last payroll period prior to or immediately after March 31 of each fiscal year.
(2)	This amount represents the fair value of all options granted to Mr. Shelton as compensation for services as a director and officer of the Company during fiscal year 2015 and 2014. Based on the recommendation of the Compensation Committee and approval by the Board, on December 18, 2014 and June 28, 2013, Mr. Shelton was granted an option to purchase 387,500 and 325,209 shares, respectively, of common stock in connection with his engagement as Chief Executive Officer of the Company.
(3)	This amount represents the annual base salary paid.
(4)	This column represents the total grant date fair value of all stock options granted in fiscal 2015 and the Company’s fiscal year ended March 31, 2014. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions with respect to the grants made in fiscal 2015 and 2014, refer to Note 2 “Summary of Significant Accounting Policies” in the accompanying consolidated financial statements.
(5)	This amount represents the fair value of all options granted to Mr. Stefanovich as compensation for services during fiscal 2015 and 2014. Based on the recommendation of the Compensation Committee and approval by the Board, on December 18, 2014 and June 28, 2013, 2012 Mr. Stefanovich was granted an option to purchase 73,334 and 69,918 shares of common stock, respectively. The exercise price of the options are equal to the fair value of the Company’s stock as of the grant date.

Narrative Disclosure to Summary Compensation Table

Employment Contracts

Jerrell W. Shelton

On November 5, 2012, the Company entered into an employment agreement (the “Initial Agreement”) with Mr. Shelton with respect to his employment as President and Chief Executive Officer. The Initial Agreement provided a term of six months. The Initial Agreement provided an initial annual base salary of $300,000 during the Term.

In addition, on the date of the Initial Agreement, Mr. Shelton was awarded two options giving him the right to acquire an aggregate of 137,500 shares of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on the date of the Agreement, or $2.40 per share. The aggregate number of shares was determined by dividing $350,000 by the closing price of the Company’s common stock on the date of the Agreement, or $2.40 per share, and subtracting 8,334 shares, which is the number of shares of common stock that Mr. Shelton was given the right to purchase pursuant to the option that was issued to him in connection with his appointment to the Board of Directors on October 22, 2012. The first option issued in connection with the Agreement was issued under the Company’s 2011 Stock Incentive Plan and provides Mr. Shelton the right to purchase 54,167 shares of the common stock of the Company, which is the maximum that may be awarded to Mr. Shelton in this fiscal year under such plan. Mr. Shelton subsequently exercised 54,167 of these shares in May and November 2013. The second option provided Mr. Shelton the right to purchase 83,334 shares of common stock of the Company and was granted outside of the Company’s incentive plans. The options vest in six equal monthly installments during the Term and expire at the earlier of (a) ten years from the date of the Agreement, and (b) five (5) years from the date of the resignation and/or removal of the Mr. Shelton as a member of the Board of Directors of the Company.

On June 28, 2013, after the expiration of the Initial Agreement, the Company entered into a new employment agreement (the “Agreement”) with Mr. Shelton with respect to his employment as President and Chief Executive Officer. The Agreement is effective through May 14, 2017 (the “Term”).

The Agreement provides an initial annual base salary of $300,000 during the Term. In addition, on the date of the Agreement, Mr. Shelton was awarded options giving him the right to acquire an aggregate of 325,209 shares of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on the date of the Agreement, or $3.24 per share, and such options were granted outside of the Company’s incentive plans. The option vests immediately with respect to 13,551 shares and the remaining right to purchase the remaining shares vests in equal monthly installments on the fifth day of each month for forty six months beginning on July 5, 2013 and ending on May 5, 2017. Provided that such vesting will be accelerated on the date that the Company files a Form 10-Q or Form 10-K indicating an income from operations for the Company in two consecutive fiscal quarters and immediately in the event of a change of control of the Company.

The options expire at the earlier of (a) ten years from the date of the Agreement, and (b) twenty four (24) months from the date of the resignation and/or removal of the Mr. Shelton as Chief Executive Officer of the Company.

Mr. Shelton has agreed during the Term and for a period of one year following the termination of the Agreement, not to solicit, induce, entice or attempt to solicit, induce, or entice any employee of the Company to leave employment with the Company. Payments due to Mr. Shelton upon a termination of his employment agreement are described below.

Robert S. Stefanovich

Although the Company does not have a written employment agreement with Mr. Stefanovich, pursuant to the terms of his offer letter, the Company has agreed to pay Mr. Stefanovich an annual base salary of $225,000 per year. In addition, he is eligible for an incentive bonus targeted at 25% of his annual base salary. Mr. Stefanovich is eligible to participate in all employee benefits plans or arrangements which may be offered by the Company during the term of his agreement. The Company shall pay the cost of Mr. Stefanovich’s health insurance coverage in accordance with the Company’s plans and policies while he is an employee of the Company. Mr. Stefanovich is also eligible for fifteen (15) paid time off days a year, and is entitled to receive fringe benefits ordinarily and customarily provided by the Company to its senior officers. Payments due to Mr. Stefanovich upon a termination of his employment agreement with the Company are described below.

The Company has no other employment agreements with executive officers of the Company as of March 31, 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2015

The following table shows information regarding unexercised stock options held by our Named Executive Officers as of fiscal year ended March 31, 2015:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Jerrell W. Shelton	8,334	(1)	—	—		$2.28	10/22/22
	83,334	(2)	—	—		$2.40	11/5/22
	155,829	(3)	—	169,380	(3)	$3.24	6/28/23
	24,220	(4)	—	363,280	(4)	$4.80	12/18/24
Robert Stefanovich	9,115	(5)	—	1,302	(5)	$10.32	6/20/21
	—	(6)	—	3,334	(6)	$5.16	8/3/22
	3,125	(7)	—	1,875	(7)	$5.16	8/3/22
	30,590	(8)	—	39,328	(8)	$3.24	6/28/23
	4,584	(9)	—	68,750	(9)	$4.80	12/18/24

(1)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Shelton was granted an option to purchase 8,334 shares of common stock exercisable at $2.28 per share on October 22, 2012 upon joining the board of directors. Options vest in twelve equal monthly installments. The exercise price for shares of common stock pursuant to the options is equal to the fair value of the Company’s stock as of the grant date.
(2)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Shelton was granted an option to purchase 137,500 shares of common stock exercisable at $2.40 per share on November 5, 2012, which vests in six equal monthly installments. 54,166 of these options were issued under the 2011 stock option plan and exercised in May and November 2013 and 83,884 were issued outside of a plan. The exercise price for shares of common stock pursuant to the option is equal to the fair value of the Company’s stock as of the grant date.
(3)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Shelton was granted an option to purchase 325,209 shares of common stock exercisable at $3.24 per share on June 28, 2013. The option vests 2/48th immediately with the remainder vesting 1/48th per month for 46 months. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant.
(4)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Shelton was granted an option to purchase 387,500 shares of common stock exercisable at $4.80 per share on December 18, 2014. The option vests in monthly installments over a four year period, 262,500 shares were issued outside of a plan. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant.
(5)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Stefanovich was granted an option to purchase 10,417 shares of common stock exercisable at $10.32 per share on June 20, 2011. The option vests in six month installments over a four year period. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant.
(6)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Stefanovich was granted an option to purchase 3,334 shares of common stock exercisable at $5.16 per share on August 3, 2012. The option vests based on certain performance criteria. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant
(7)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Stefanovich was granted an option to purchase 5,000 shares of common stock exercisable at $5.16 per share on August 3, 2012. The option vests in six month installments over a four year period. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant.
(8)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Stefanovich was granted an option to purchase 69,918 shares of common stock exercisable at $3.24 per share on June 28, 2013. The options vest in equal monthly installments over four years. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant.
(9)	Based on the recommendation of the Compensation Committee and approval by the Board, Mr. Stefanovich was granted an option to purchase 73,334 shares of common stock exercisable at $4.80 per share on December 18, 2014. The options vest in equal monthly installments over four years. The exercise price for the shares of common stock pursuant to the option is equal to the fair value of the Company’s stock on the date of grant.

Potential Payments On Termination Or Change In Control

Pursuant to Mr. Shelton’s employment agreement, if Mr. Shelton terminates the Agreement, dies, or is terminated for “Cause” (as defined in the agreement), he will be entitled to all compensation and benefits that he earned through the date of termination. If he is terminated for Cause, the Company may, to the extent allowed by law, set off losses, fines or damages that he has caused as a result of his misconduct. If he is terminated “without cause” (as defined in the agreement), he will be entitled to a continuation of his base salary for three months following termination and one half of unvested options as of date of termination shall become fully vested. In the event the Company terminates his employment, except if for “Cause” (as defined in the agreement), within twelve (12) months after a Change in Control (as defined in the Cryoport, Inc. 2011 Stock Incentive Plan), then, Mr. Shelton will be entitled to: (i) the continuation of his base salary for twelve (12) months following the date of termination, which shall be paid in accordance with the Company’s ordinary payroll practices in effect from time to time, and which shall begin on the first payroll period immediately following the date on which the general release and waiver becomes irrevocable; and (ii) all options previously granted to Mr. Shelton will become fully vested and exercisable as of the date of termination.

Pursuant to Mr. Stefanovich’s employment offer, in the event that Mr. Stefanovich’s employment with the Company is terminated as a result of a “change of control,” as is defined in the Company’s 2009 Stock Incentive Plan, he will be entitled to receive a severance payment equal to twelve months of his base salary, continuation of health benefits for a period of twelve months, and the unvested portion of his stock option grants immediately shall vest in full. Separately, in the event his employment is terminated by the Company for reasons other than cause, Mr. Stefanovich will be entitled to receive a severance payment equal to six months of his base salary plus continuation of health benefits for a period of six months.

The 2002 Plan, 2009 Plan and 2011 Plan each provide that in the event of a “change of control,” the applicable option agreement may provide that such options or shares will become fully vested and may be immediately exercised by the person who holds the option, at the discretion of the board.

The Company does not provide any additional payments to named executive officers upon their resignation, termination, retirement, or upon a change of control.

DIRECTOR COMPENSATION

Compensation for the Board is governed by the Company’s Compensation Committee.

Director Fees

Effective August 21, 2009 through May 2, 2012 the fees payable to non-employee directors were set at a flat fee of $15,000 per quarter with no additional fees payable for committee membership or serving as chairman of a committee. Effective May 3, 2012, the cash compensation that each non-employee director is paid is $40,000 annually, except for the non-employee Chairman of the Board who is paid $56,000 annually. In addition, each non-employee director who serves as Chairman of one or more Board Committees will be paid additional cash compensation of $8,000 annually for all Committee Chairmanships.

Effective January 1, 2015, the compensation plan for non-employee directors was changed as follows:

Director fees will be paid in cash, restricted shares of the Company’s common stock or a combination thereof, at the option of the director.

Option 1:  Cash compensation of $40,000, paid quarterly,

Option 2:  Cash compensation of $13,000, paid quarterly and $27,000 converted into common stock using the volume weighted average price (VWAP) of the stock for the last five days of the trading month ending each quarter, plus an annual grant of options, on the date of the Company’s annual meeting, to purchase 25,000 shares of the Company’s common stock; or

Option 3:  No cash compensation but $40,000 converted into common stock using the volume weighted average price (VWAP) of the stock for the last five days of the trading month ending each quarter and paid quarterly. This option carries a 15% premium, as there is no cash outlay to the Company. The calculation would be $40,000 X 1.15 = $46,000/VWAP.

In addition to the compensation options above the following compensation applies to non-employee directors chairing a Board committee. This compensation will be paid on the same basis as the Director chose from the options described above:

Chairman/Lead Director	$25,000
Audit Committee	$20,000
Compensation Committee	$10,000
Nominating and Corporate Governance Committee	$10,000

Director Stock Option Grants

Annual awards were granted at the shareholders meeting on September 6, 2013. Mr. Rathmann and Mr. Wasserman were each granted an option to purchase 6,667 and 4,167 shares, respectively, of the Company’s common stock with an exercise price of $4.56 per share.

On September 13, 2013, Mr. Zecchini was granted an option to purchase 8,334 shares of the Company’s common stock with an exercise price of $4.80 per share when he joined the board.

On June 16, 2014, Dr. Mandalam was granted an option to purchase 8,334 shares of the Company’s common stock, with an exercise price of $5.40 per share when he joined the board.

Annual awards were granted at the shareholders meeting on August 29, 2014. Mr. Rathmann, Mr. Zecchini and Mr. Mandalam were each granted an option to purchase 6,667, 4,167 and 4,167 shares, respectively, of the Company’s common stock with an exercise price of $5.04 per share.

On December 18, 2014, Mr. Rathmann, Mr. Zecchini and Mr. Mandalam were each granted an option to purchase 17,500, 10,834 and 10,834 shares, respectively, of the Company’s common stock with an exercise price of $4.80 per share.

On January 12, 2015, Mr. Berman was granted an option to purchase 16,667 shares of the Company’s common stock, with an exercise price of $4.56 per share when he joined the board.

The following table sets forth the director compensation of the non-employee directors of the Company during fiscal year 2015.

Name	Fees Earned Or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Richard Rathmann	$66,688	$—	$101,921	$—	$168,609
Stephen Wasserman(3)	20,000	—	—	—	20,000
Edward Zecchini	48,500	—	63,264	—	111,764
Ramkumar Mandalam(4)	31,667	—	101,708	—	133,375
Richard Berman(5)	20,125	—	64,287	—	84,412

(1)	Fees earned or paid in cash as shown in this schedule represent payments and accruals for directors’ services earned during fiscal year 2015.
(2)	This column represents the total grant date fair value of all stock options granted in fiscal 2015. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions with respect to the grants made in fiscal 2015, refer to Note 2 “Summary of Significant Accounting Policies” in the accompanying consolidated financial statements.
(3)	Mr. Stephen Wasserman served as director of the Company through the Company’s annual meeting of stockholders on August 29, 2014.
(4)	Dr. Ramkumar Mandalam became a member of the Board in June 2014.
(5)	Mr. Richard Berman became a member of the Board in January 2015.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company’s common stock as of June 10, 2015, by each person or group of affiliated persons known to the Company to beneficially own 5% or more of its common stock, each director, each named executive officer, and all of its directors and named executive officers as a group. As of June 10, 2015, there were 5,061,198 shares of common stock outstanding. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Cryoport, Inc., 20382 Barents Sea Circle, Lake Forest, CA 92630.

The following table gives effect to the shares of common stock issuable within 60 days of June 10, 2015, upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

Beneficial Owner	Number of Shares of Preferred Stock Beneficially Owned		Number of Shares of Common Stock Beneficially Owned(2)		Percentage of Shares of Common Stock Beneficially Owned(6)
Executive Officers and Directors:
Jerrell W. Shelton	15,481		449,920	(1)	8.2%
Robert S. Stefanovich			64,870	(1)	1.3%
Richard Rathmann	13,543	(4)	381,781	(1)	7.2%
Edward Zecchini			13,993	(1)	*
Ramkumar Mandalam Ph.D.			13,993	(1)	*
Richard Berman	1,667	(5)	11,872	(1)	*
All directors and named executive officers as a group (6 persons)			936,429	(1)	16.2%
Other Stockholders:
Cranshire Capital Master Fund(3)			287,469	(1)	5.4%
Total for all Directors, Executive Officers and Other Stockholders			1,223,898		20.2%

*	Represents less than 1%.
(1)	Includes shares which individuals shown above have the right to acquire as of June 10, 2015, or within 60 days thereafter, pursuant to outstanding stock options, warrants and/or preferred stock as follows: Mr. Shelton — 392,717 shares; Mr. Stefanovich — 64,870 shares; Mr. Rathmann — 221,496 shares of which 66,662 shares are individually owned by Mr. Rathmann and 154,834 shares are owned by GBR Investments, LLC of which Mr. Rathmann is the manager; Mr. Zecchini — 13,993 shares; Dr. Mandalam — 13,993 shares; Mr. Berman — 11,872 shares of which 8,594 shares are individually owned by Mr. Berman and 3,278 shares are owned by Mrs. Richard Berman, spouse of Mr. Berman; Cranshire Capital — 287,469 shares.
(2)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling security holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days.
(3)	Cranshire Capital Master Fund, Ltd. address is 3100 Dundee Road, Suite 703, Northbrook, IL 60062.
(4)	GBR Investments, LLC of which Mr. Rathmann is the manager.
(5)	Mrs. Richard Berman, spouse of Mr. Berman.
(6)	Includes preferred stock on an as-converted basis per the conversion terms of the preferred stock.

Equity Compensation Plan Information

We currently maintain three equity compensation plans, referred to as the 2002 Stock Incentive Plan (the “2002 Plan”), the 2009 Stock Incentive Plan (the “2009 Plan”) and the 2011 Stock Incentive Plan (the “2011 Plan”). Our Compensation Committee is responsible for making, reviewing and recommending grants of options and other awards under these plans which are approved by the Board.

The 2002 Plan, which was approved by our stockholders in October 2002, allows for the grant of options to purchase up to 41,667 shares of the Company’s common stock. The 2002 Plan provides for the granting of options to purchase shares of our common stock at prices not less than the fair market value of the stock at the date of grant and generally expire 10 years after the date of grant. The stock options are subject to vesting requirements, generally three or four years. The 2002 Plan also provides for the granting of restricted shares of common stock subject to vesting requirements. As of June 30, 2013, no shares are available for future issuances as the 2002 Plan has expired.

The 2009 Plan, which was approved by our stockholders at our 2009 Annual Meeting of Stockholders held on October 9, 2009, provides for the grant of stock-based incentives. The 2009 Plan allows for the grant of up to 100,000 shares of our common stock for awards to our officers, directors, employees and consultants. The 2009 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock rights, restricted stock, performance share units, performance shares, performance cash awards, stock appreciation rights, and stock grant awards. The 2009 Plan also permits the grant of awards that qualify for the “performance-based compensation” exception to the $1,000,000 limitation on the deduction of compensation imposed by Section 162(m) of the Code. As of June 10, 2015, a total of 25,314 shares of our common stock remained available for future grants under the 2009 Plan.

The 2011 Plan, as amended, which was approved by our stockholders at our 2011 Annual Meeting of Stockholders held on September 22, 2011 and, with respect to the amendments, at our 2012, 2013 and 2014 Annual Meeting of Stockholders held on September 13, 2012, September 6, 2013 and August 29, 2014, respectively, provides for the grant of stock-based incentives. The 2011 Plan allows for the grant of up to 1,158,334 shares of our common stock for awards to our officers, directors, employees and consultants. The 2011 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock rights, restricted stock, performance share units, performance shares, performance cash awards, stock appreciation rights, and stock grant awards. The 2011 Plan also permits the grant of awards that qualify for the “performance-based compensation” exception to the $1,000,000 limitation on the deduction of compensation imposed by Section 162(m) of the Code. Awards may be granted under the 2011 Plan until September 21, 2021 or until all shares available for Awards under the 2011 Plan have been purchased or acquired unless the stockholders of the Company vote to approve an extension of the 2011 Plan prior to such expiration date. As of June 10, 2015, a total of 30,190 shares remained available for future grants under the 2011 Plan.

In addition to the stock options issued pursuant to the Company’s three stock incentive plans, the Company has granted warrants to employees, officers, non-employee directors and consultants. The warrants are generally not subject to vesting requirements and have ten-year terms.

The following table sets forth certain information as of March 31, 2015 concerning the Company’s common stock that may be issued upon the exercise of options or warrants or pursuant to purchases of stock under the 2002 Plan, the 2009 Plan, the 2011 Plan and other stock based compensation:

Plan Category	(a) Number of Securities to be Issued Upon the Exercise of Outstanding Options and Warrants	(b) Weighted-Average Exercise Price of Outstanding Options and Warrants	(c) Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	1,027,564	$5.16	182,796
Equity compensation plans not approved by stockholders(1)	788,086	$6.36	N/A
	1,815,650		182,796

(1)	During November 5, 2012 through December 18, 2014, a total of 766,181 options outstanding were granted to employees outside of an option plan of which 671,043 shares were issued to Mr. Shelton. In the past the Company has issued warrants to purchase 27,285 shares of common stock in exchange for services provided to the Company, of which warrants to purchase 21,905 shares of common stock are outstanding and expire through June 2019. The exercise prices ranged from $33.60 to $129.60 and generally vested upon issuance. Fifteen consultants and former officers and directors received warrants to purchase 27,285 shares of common stock in this manner.

The table above excludes options to purchase 465,625 and 20,834 shares of common stock granted on May 7, 2015 to employees and members of the board of director’s, respectively, with an exercise price of $7.80 per share, of which 355,000 shares were issued outside of a plan. The exercise price for the shares of common stock pursuant to the option is equal to the fair market value of the Company’s common stock on the date of grant.

Change in Control Agreements

There are no understandings, arrangements or agreements known by management at this time which would result in a change in control of the Company or any subsidiary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has established policies and other procedures regarding approval of transactions between the Company and any employee, officer, director, and certain of their family members and other related persons, including those required to be reported under Item 404 of Regulation S-K. These policies and procedures are generally not in writing, but are evidenced by long standing principles set forth in our Code of Conduct or adhered to by our Board. As set forth in the Audit Committee Charter, the Audit Committee reviews and approves all related-party transactions after reviewing such transaction for potential conflicts of interests and improprieties. Accordingly, all such related-party transactions are submitted to the Audit Committee for ongoing review and oversight. Generally speaking, we enter into related-party transactions only on terms that we believe are at least as favorable to our company as those that we could obtain from an unrelated third party.

The following related-party transaction were approved or ratified by at least two independent directors and future material affiliated transactions will be approved by a majority of the independent directors who do not have an interest in the transaction and who had access, at the issuer’s expense, to issuer’s or independent legal counsel.

On May 9, 2013, Richard Rathmann, Director, invested $100,000 in the Bridge Notes offered by the Company to certain accredited investors. For information on terms related to the Bridge Notes, refer to Note 8 “Convertible Debentures Payable” in the Company’s Form 10-K for the period ended March 31, 2013 filed with the SEC on June 25, 2013. In addition, on July 12, 2013, GBR Investments, LLC, invested $100,000 in the Bridge Notes offered by the Company to certain accredited investors and also received a warrant to purchase 33,334 shares of common stock at an exercise price of $3.00 per share, pursuant to the terms of such offering. Richard Rathmann is the Manager of GBR investments, LLC and is considered an indirect beneficial owner of these securities.

During the year ended March 31, 2014, the Company issued to certain accredited investors various unsecured promissory notes with the terms as described under Note 8 in the accompanying March 31, 2015 consolidated financial statements. These unsecured promissory notes included $120,000 of the 5% Bridge Notes issued to Jerrell Shelton, the Company’s Chief Executive Officer, $100,000 of the Bridge Notes issued to Richard Rathmann, a member of the Board of Directors of the Company, $200,000 of the Bridge Notes and $100,000 of the 5% Bridge Notes issued to GBR Investments, LLC, of which Richard Rathmann, is the manager. In May 2014, both note holders elected to convert all principal and interest into a newly established Class A Convertible Preferred Stock and warrants to purchase common stock of Cryoport as further described in Note 11 in the accompanying consolidated financial statements. In November 2014, both Mr. Shelton and GBR Investments, LLC participated in the Class A convertible preferred stock offering and the Company issued 4,167 shares of Class A convertible preferred stock each in exchange for an aggregate amount of $100,000.

As of March 31, 2015, we had an aggregate principal balance of $1.3 million, in unsecured indebtedness owed to five related parties, including four former members of the Board of Directors, representing working capital advances made to us from February 2001 through March 2005. Accrued interest related to these notes amounted to $4,600 as of March 31, 2015.

In March 2015, we entered into definitive agreements relating to the exchange or amendment of the notes evidencing such working capital advances. Three of the notes issued to Patrick Mullins, M.D., Maryl Petreccia and Jeffrey Dell, M.D., which as of March 31, 2015 had outstanding principal balances of $448,200, $266,700 and $208,900, respectively, were amended and the holders received warrants for the purchase 37,347, 22,224, and 17,412 shares, respectively, of our common stock at an exercise price of $6.00 per share, exercisable on March 2, 2015 and expiring on March 1, 2020, and warrants to purchase 834, 417, and 417 shares, respectively, of the our common stock, exercisable on March 2, 2015 and expiring on March 1, 2020, to reimburse the three note holders for any fees or other expenses incurred in connection with this transaction. The notes, as amended, require interest payments on a calendar quarterly basis and all outstanding principal and accrued interest on the maturity date, which is the earlier to occur of (i) March 1, 2016, (ii) the sale of all or substantially all of our assets, or (iii) the merger, consolidation or other similar reorganization of the Company or an affiliate of our Company with another entity. Under the terms of such note, upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross cash proceeds to the Company for the sale of shares of Common Stock or includes the sale of shares of Common Stock among the sale of other securities, the holder has the option to convert into the securities issued in such offering at a twenty percent (20%) to the price per share (or per unit, if applicable) of the securities issued by the Company in such offering. The securities issued to the holder upon conversion will be restricted securities.

One note issued to Raymond Takahashi, M.D., was exchanged for (i) a new convertible promissory note with an original principal amount equal to the outstanding principal and interest of the original note, and (ii) a warrant to purchase 1,490 shares of the Company’s common stock at an exercise price of $6.00 per share, exercisable on February 20, 2015 and expiring on February 19, 2018. The new note, which as of March 31, 2015 had an outstanding principal balance of $35,800, requires interest payments on a calendar quarterly basis and all outstanding principal and accrued interest on the maturity date, which is March 1, 2016. Under the terms of such note, upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross cash proceeds to the Company for the sale of shares of Common Stock or includes the sale of shares of Common Stock among the sale of other securities, the holder has the option to convert into the securities issued in such offering at a twenty percent (20%) to the price per share (or per unit, if applicable) of the securities issued by the Company in such offering. The securities issued to the holder upon conversion will be restricted securities.

One note issued to Marc Grossman, M.D., which as of March 31, 2015 had an outstanding principal balance of $298,500, as amended, now provides for interest at a rate of 6% per annum commencing on March 13, 2015; however, no interest payments will be due if no event of default occurs and if the Company (i) complies with its regular payment obligations, reimburses the payee for attorneys’ fees in connection with the negotiation of the Note Amendment, up to a maximum amount of $1,000, on the later of (A) March 13, 2015, or (B) three (3) days after receiving written notice from the payee of the amount of attorneys’ fees incurred by payee, and (iii) the Company immediately pays all unpaid amounts due and payable in full before the earlier of May 1, 2016 or at the same time that payee(s) of any other promissory note(s) with the Company that were issued in 2005 are paid in full before May 1, 2016, other than (Y) notes that are satisfied upon conversion into common stock, warrants or any other equity of the Company, or (Z) notes that have been paid in full before March 2, 2015. All principal and interest under the Original Note, as amended by the Note Amendment, will be due and shall be paid on May 1, 2016. The note requires monthly payments of $20,000, except for the month of June 2015, where the monthly payment is $72,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC reports of beneficial ownership and reports of changes in beneficial ownership in the Company’s securities. Such directors, executive officers and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms received by it, the Company believes that during fiscal 2015, all Section 16(a) filings applicable to its directors, officers, and 10% stockholders were filed on a timely basis, except that Jerrell Shelton had two late reports for two transactions, Richard Rathmann had two late reports for three transactions, Mandalam Ramkumar Ph.D. had two late reports for three transactions, Robert Stefanovich had one late report for one transaction, Ed Zecchini had one late report for two transactions.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 20,833,333 shares of common stock, $0.001 par value per share, of which 5,061,198 shares of common stock were issued and outstanding as of June 10, 2015, and 2,500,000 shares of “blank check” preferred stock, $0.001 par value per share, of which 800,000 shares have been designated as Class A Convertible Preferred Stock and 585,000 shares have been designated as Class B Convertible Preferred Stock. 454,750 shares of Class A Convertible Preferred Stock and 534,571 shares of Class B Convertible Preferred Stock were issued and outstanding as of June 10, 2015. Effective on the day that is six months and one day after the closing of this offering (and assuming no voluntary conversion of such shares of preferred stock prior to such time), the outstanding Class A Convertible Preferred Stock and the Class B Convertible Preferred Stock will automatically be exchanged for units. The following description is a summary and is qualified in its entirety by our Amended and Restated Articles of Incorporation and Bylaws as currently in effect, copies of which are referenced as exhibits herein, and the provisions of the Nevada Revised Statutes.

Units

Each unit consists of one share of common stock, $0.001 par value per share, and one warrant to purchase one share of our common stock, each as described further below. The common stock and warrants will be immediately separable and will be issued separately.

Common Stock

Subject to the preferential rights of any outstanding preferred stock, each holder of common stock is entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of the date of this prospectus, we have not paid any dividends on our common stock, and none are contemplated in the foreseeable future. We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

The holders of our common stock have no preemptive, subscription, conversion or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive our assets pro rata.

Blank Check Preferred Stock

Our Board of Directors is empowered, without further action by stockholders, to issue from time to time one or more series of preferred stock, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters among such series as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. Certain issuances of preferred stock may have the effect of delaying or preventing a change in control of our company that some stockholders may believe is not in their interest.

Class A Convertible Preferred Stock and Class B Convertible Preferred Stock

This registration statement does not register the resale of any shares of Class A Convertible Preferred Stock Class or Class B Convertible Preferred Stock.

Dividends accrue on shares of Class A Convertible Preferred Stock and Class B Convertible Preferred Stock (the “Preferred Stock”) at the rate of $0.96 per annum. Such dividends accrue day-to-day and are cumulative, and payable when, as, and if declared by the Board of Directors. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of Preferred Stock then outstanding are entitled to receive a preference payment equal to $12.00 per share (subject to appropriate adjustment in the event of a stock dividend, split, combination, or other similar recapitalization) plus any accrued dividends, but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. Shares of Preferred Stock vote together with the common stock on an as-converted basis; provided that the holder of Preferred Stock will be entitled to cast 2.5 votes for each whole share of Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter. At any time after September 1, 2014, shares of Preferred Stock are convertible into shares of Common Stock, at the rate of 2.5 shares of Common Stock for one share of Preferred Stock. In addition, accrued but unpaid dividends on the Preferred Stock will also be convertible into common stock after September 1, 2014 at the rate of one share for each $4.80 of dividend. Such conversion is subject to adjustment in the event of any stock split or combination, certain dividends and distributions, and any reorganization, recapitalization, reclassification, consolidation, or merger involving the Company. Shares of the Preferred Stock are subject to redemption by the Company at any time on or after January 15, 2017, upon payment of $12.00 per share (subject to appropriate adjustment in the event of a stock dividend, split, combination, or other similar recapitalization) plus all accrued but unpaid dividends thereon. The Preferred Stock is subject to a liquidation preference over common stock equal to $12.00 per share and the unpaid accrued dividend. Holders of the Preferred Stock will vote with holders of the Company’s common stock, but will have 2.5 votes per share of Preferred Stock held compared to one vote for each share of common stock.

Upon the day that is six months and one day after the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross cash proceeds to the Company for the sale of shares of Common Stock or includes the sale of shares of Common Stock among the sale of other securities (a “Qualified Offering”), the Preferred Stock will automatically be exchanged into the securities issued in such Qualified Offering at a twenty percent (20%) discount to the price per share (or per unit, if applicable) of the securities issued by the Company in such Qualified Offering. The securities issued to the holder upon exchange will be restricted securities and are not being registered pursuant to this registration statement.

Warrants

Each purchaser in this offering will receive a warrant to purchase one share of our common stock for each share of common stock it purchases in this offering. The warrants are exercisable at an exercise price of $8.45 per share of common stock, subject to adjustment as described below. The warrants are exercisable upon issuance and expire five years after the date of issuance. Each warrant will have a cashless exercise right in the event that the shares of common stock underlying such warrants are not covered by an effective registration statement at the time of such exercise.

The warrant provides that the warrant exercise price is subject to adjustment from time to time if we (i) pay a stock dividend or otherwise make a distribution or distributions on shares of our common stock or any other equity or equity equivalent securities payable in shares of common stock, (ii) subdivide outstanding shares of common stock into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares or (iv) issue by reclassification of shares of the common stock any shares of our capital stock. For example, if we were to conduct a 4-for-1 stock split such that each outstanding share became four shares of common stock, the exercise price of the warrant would be reduced to one-quarter of the exercise price in effect immediately prior to the stock split and the number of shares acquirable upon a subsequent exercise of the warrant shall be multiplied by four.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

Nevada Anti-Takeover Law and Charter and Bylaws Provisions

Nevada revised statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. This statute currently does not apply to our Company because in order to be applicable we would have to have as shareholders a specified number of Nevada residents and we would have to do business in Nevada directly or through an affiliate.

UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated the date of this prospectus with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has agreed, severally but not jointly, to purchase from us, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of units listed next to its name in the following table:

Underwriters	Number of Units
Aegis Capital Corp.
Feltl and Company, Inc.
Total

The underwriters are committed to purchase all the shares of common stock and warrants offered by us other than those covered by the option to purchase additional shares of common stock and warrants described below, if they purchase any shares of common stock and warrants. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect hereof.

The underwriters are offering the shares of common stock and warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 292,969 additional units from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase units covered by the option at the public offering price per share or warrant that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $17,250,000 and the total net proceeds, before expenses, to us will be $15,892,500.

Discount

The following table shows the public offering price, underwriting discount, non-allowable expense allowance and proceeds before expense to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Unit	Total
		Without Over- Allotment	With Over- Allotment
Public Offering Price
Underwriting discount(1)
Non-accountable expense allowance(2)
Proceeds, before offering expenses, to us

(1)	7% of the price of each unit sold in this offering.
(2)	The non-accountable expense allowance of 1% is not payable with respect to the units sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the shares of common stock and related warrants directly to the public at the public offering price set forth on the cover page of this prospectus. In addition, the underwriters may offer some of the common stock and related warrants to other securities dealers at such price less a concession of $[*] per share of common stock and related warrant. After this offering, this offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters.

We have paid an expense deposit of $25,000 to the underwriters representative, which will be applied against accountable expenses and reimbursed to us to the extent not actually incurred. The representative will also be entitled to a non-accountable expense allowance of 1% (or approximately $150,000) of the offering proceeds (excluding the over-allotment option), that will be paid by us in connection with this offering. The representative may share such non-accountable allowance with certain underwriters.

We have agreed to pay the underwriters’ expenses relating to the offering, including (i) all filing fees and communication expenses relating to the registration of the Public Securities to be sold in the Offering with the Commission; (ii) all Public Filing System filing fees associated with the review of the Offering by FINRA; (iii) all fees and expenses relating to the listing of such Public Securities on the Exchange and such other stock exchanges as the Company and the Representative together determine; (iv) all fees, expenses and disbursements relating to background checks of the Company's officers and directors in an amount not to exceed $2,000 per individual (or $12,000 in the aggregate); (v) all fees, expenses and disbursements relating to the registration or qualification of the Public Securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel, it being agreed that such fees and expenses will be limited to a payment of up to $5,000 to such counsel upon the commencement of “blue sky” work by such counsel and up to an additional $5,000 on the Closing Date); (vi) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Public Securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (vii) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers' Agreement, Underwriters' Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; (viii) the costs of preparing, printing and delivering certificates representing the Public Securities; (ix) fees and expenses of the Transfer Agent for the shares of Common Stock; (x) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Underwriters; (xi) the costs associated with post-closing advertising of the Offering in the national editions of the Wall Street Journal and New York Times, not to exceed $5,000 without the Company's consent; (xii) the costs (up to $2,500) associated with one set of bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee shall provide within a reasonable time after the Closing Date in such quantities as the Representative may reasonably request; (xiii) the fees and expenses of Representative Counsel not to exceed $30,000, provided that such fees and expenses or portion thereof are only payable upon the closing of the Offering; (xiv) the $18,000 cost associated with the Representative's use of Ipreo's book-building, prospectus tracking and compliance software for the Offering; and (xv) up to $10,000 of the Underwriter's actual accountable “road show” expenses for the Offering, provided that such fees and expenses, or portion thereof, is only payable upon closing of this offering.

We estimate that the total expenses of this offering, excluding the underwriting discount and the non-accountable expense allowance, will be approximately $200,000.

Lock-Up Agreements

All of our officers and directors entered into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 90 days from the effective date of the registration statement of which this prospectus forms a part, without the prior consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our equity securities or securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing of this offering (or any securities acquired after the closing of this offering upon the conversion, exercise or exchange of such securities); (2) enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of shares of our common stock; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to our securities. The lock-up restrictions are subject to certain exceptions and limitations. The restricted lock-up period described above may be extended if (a) during the last 17 days of the lock-up period the Company issues an earnings release or material news or a material event relating to the Company occurs or (b) prior to the expiration of the lock-up period, the Company announces we will release earnings results or becomes aware that material news or a material event will occur in the 16-day beginning on the last day of the lock-up period, in which case the restrictions imposed by the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of such material news or material event. Cranshire Capital Master Fund, which beneficially owns 287,469 shares of common stock, or approximately 5.4% of assuming exercise of all outstanding preferred stock, warrants and options that are exercisable within 60 days of June 10, 2015 beneficially owned by our directors, executive officers, and beneficial owners of 5% or more of our common stock, will not be entering into a lock-up agreement.

Representative’s Warrant

We have agreed to issue to the representative a warrant to purchase up to a total of 78,125 shares of common stock (4% of the shares of common stock included in the units sold, excluding the over-allotment and shares of common stock issuable upon exercise of the warrants included in the units). The shares of common stock issuable upon exercise of this warrant are identical to those offered by this prospectus. This warrant is exercisable at any time, and from time to time, in whole or in part, at $10.56 per share (137.5% of the price of the shares of common stock and warrants sold in this offering), commencing on a date which is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement. The warrant may also be exercised on a cashless basis if there is not an effective registration statement registering the shares of common stock issuable upon exercise of such warrant. The warrant and the 78,125 shares of common stock underlying the warrant have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the closing date of the shares being sold on a firm commitment basis pursuant to this prospectus. Additionally, the warrant may not be sold transferred, assigned, pledged or hypothecated for the foregoing 180 day period following the closing date of the shares being sold on a firm commitment basis pursuant to this prospectus except to any underwriter and selected dealer participating in this offering and their bona fide officers or partners. The warrant grants holders “piggy back” registration rights. These rights apply to all of the securities directly and indirectly issuable upon exercise of the warrant. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrant, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

Right of First Refusal

For a period of 20 months from the closing date of this offering, the representative has an irrevocable right of first refusal to act as sole and exclusive investment banker, sole and exclusive book-runner, sole and exclusive financial advisor, sole and exclusive underwriter and/or sole and exclusive placement agent, at the representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering of the Company (or any successor or subsidiary of the Company) during such period.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares of common stock and warrants to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in over-allotment transactions, syndicate-covering transactions, stabilizing transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase securities, so long as stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of securities in the open market.
•	Syndicate covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the exercise of the over-allotment option. If the underwriters sell more shares of securities than could be covered by the exercise of the over-allotment option, creating a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would be otherwise in the absence of these transactions.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the NASDAQ Capital Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members, if any, may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (1) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (2) this prospectus is made available in Australia only to those persons as set forth in clause (1) above, and (3) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and the Netherlands

The information in this document has been prepared on the basis that all offers of the common stock and related warrants will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of the common stock and related warrants has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (1) an average of at least 250 employees during its last fiscal year; (2) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (3) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);
•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares of common stock and warrants shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock and related warrants have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (1) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (2) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the shares of common stock and warrants cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock and related warrants have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (1) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (2) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock and related warrants offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock and related warrants been registered for sale in Israel. The common stock and related warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock and related warrants being offered. Any resale in Israel, directly or indirectly, to the public of the shares of common stock and warrants issued in connection with the common stock and related warrants offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock and related warrants in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock and related warrants may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock and related warrants or distribution of any offer document relating to the common stock and related warrants in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the shares of common stock and warrants issued in connection with the common stock and related warrants offered by this prospectus in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such shares of common stock and warrants issued in connection with the common stock and related warrants offered by this prospectus being declared null and void and in the liability of the entity transferring the shares of common stock and warrants for any damages suffered by the investors.

Japan

The common stock and related warrants have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock and related warrants may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires the shares of common stock and warrants issuable in connection with the common stock and related warrants offered by this prospectus may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of such shares of common stock and warrants is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock and related warrants have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock and related warrants have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of the common stock and related warrants in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock and related warrants be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of the common stock and related warrants in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock and related warrants may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock and related warrants may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock and related warrants have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the common stock and related warrants will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock and related warrants have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock and related warrants within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock and related warrants, including the receipt of applications and/or the allotment or redemption of such common stock and related warrants, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for the common stock and related warrants is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock and related warrants. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock and related warrants may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock and related warrants has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (1) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (2) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (3) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the securities offered by this prospectus was passed upon by Snell & Wilmer L.L.P., Costa Mesa, California. Certain legal matters in connection with the offering was passed upon for the underwriter by Bryan Cave LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cryoport, Inc. as of March 31, 2015 and 2014 and for the years then ended, included in this prospectus, have been audited by KMJ Corbin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing herein, and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the information and periodic reporting requirements of the Exchange Act, and, in accordance with the requirements of the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and internet site of the SEC referred to below.

We filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock and warrants to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock, warrants and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC, 100 F Street, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

You can find more information about us on our website, which is located at http://www.cryoport.com.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under the Nevada Revised Statutes and our Articles of Incorporation, as amended, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his “duty of care.” This provision does not apply to the directors’ (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Cryoport, Inc. and Subsidiary

Consolidated Financial Statements

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Stockholders of Cryoport, Inc.

We have audited the accompanying consolidated balance sheets of CryoPort, Inc. (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for each of the years in the two-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CryoPort, Inc. at March 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and has had negative cash flows from operations since inception. Although the Company has cash and cash equivalents of $1.4 million at March 31, 2015, management has estimated that cash on hand, which include proceeds from Class B convertible preferred stock received subsequent to the fourth quarter of fiscal 2015, will only be sufficient to allow the Company to continue its operations into the third quarter of fiscal 2016. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KMJ Corbin & Company LLP

Costa Mesa, California
May 19, 2015

Cryoport, Inc. and Subsidiary

Consolidated Balance Sheets

	March 31,
	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$1,405,186	$369,581
Accounts receivable, net of allowance for doubtful accounts of $12,200 and $24,600, respectively	589,699	515,825
Inventories	69,680	29,703
Other current assets	97,337	196,505
Total current assets	2,161,902	1,111,614
Property and equipment, net	307,926	408,892
Intangible assets, net	136,821	180,086
Deposits and other assets	—	9,358
Total assets	$2,606,649	$1,709,950
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and other accrued expenses	$758,696	$579,678
Accrued compensation and related expenses	725,712	454,288
Notes payable and accrued interest, net of discount of $221,400 at March 31, 2015	535,507	—
Convertible debentures payable and accrued interest, net of discount of $184,800 at March 31, 2014	—	1,622,359
Related-party notes payable and accrued interest, net of discount of $259,600 at March 31, 2015	976,581	1,358,120
Total current liabilities	2,996,496	4,014,445
Related-party notes payable, net of current portion	26,452	—
Total liabilities	3,022,948	4,014,445
Commitments and contingencies
Stockholders’ (Deficit) Equity:
Preferred stock, $0.001 par value; 2,500,000 shares authorized:
Class A convertible preferred stock, $0.001 par value; 800,000 shares authorized; 454,750 and 0 shares issued and outstanding at March 31, 2015 and 2014, respectively (aggregate liquidation preference of $5,758,485 at March 31, 2015)	455	—
Class B convertible preferred stock, $0.001 par value; 585,000 shares authorized; 161,709 and 0 shares issued and outstanding at March 31, 2015 and 2014, respectively (aggregate liquidation preference of $1,944,351 at March 31, 2015)	162	—
Common stock, $0.001 par value; 20,833,333 shares authorized; 5,025,577 and 4,998,330 issued and outstanding at March 31, 2015 and 2014, respectively	5,026	4,999
Additional paid-in capital	97,346,137	83,567,380
Accumulated deficit	(97,768,079)	(85,876,874)
Total stockholders’ deficit	(416,299)	(2,304,495)
Total liabilities and stockholders’ deficit	$2,606,649	$1,709,950

See accompanying notes to consolidated financial statements.

Cryoport, Inc. and Subsidiary

Consolidated Statements of Operations

	Years Ended March 31,
	2015	2014
Revenues	$3,935,320	$2,659,943
Cost of revenues	2,766,391	2,222,988
Gross margin	1,168,929	436,955
Operating costs and expenses:
Selling, general and administrative	6,409,381	5,106,219
Research and development	352,580	409,111
Total operating costs and expenses	6,761,961	5,515,330
Loss from operations	(5,593,032)	(5,078,375)
Other (expense) income:
Debt conversion expense	—	(13,713,767)
Interest expense	(1,428,015)	(784,454)
Other expense, net	(4,266)	(8,078)
Change in fair value of derivatives	—	20,848
Loss before provision for income taxes	(7,025,313)	(19,563,826)
Provision for income taxes	(1,600)	(1,600)
Net loss	(7,026,913)	(19,565,426)
Preferred stock beneficial conversion charge	(4,864,292)	—
Undeclared cumulative preferred dividends	(305,328)	—
Net loss attributable to common stockholders	$(12,196,533)	$(19,565,426)
Net loss per share attributable to common stockholders – basic and diluted	$(2.44)	$(4.81)
Weighted average shares outstanding – basic and diluted	5,006,219	4,070,876

See accompanying notes to consolidated financial statements.

Cryoport, Inc. and Subsidiary

Consolidated Statements of Stockholders’ (Deficit) Equity

	Class A Preferred Stock		Class B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at March 31, 2013	—	$—	—	$—	3,146,719	$3,147	$64,245,026	$(66,311,448)	$(2,063,275)
Net loss	—	—	—	—	—	—	—	(19,565,426)	(19,565,426)
Stock-based compensation expense	—	—	—	—	—	—	678,119	—	678,119
Estimated relative fair value of warrants issued in connection with convertible bridge notes payable	—	—	—	—	—	—	478,229	—	478,229
Issuance of common stock upon exercise of options and warrants	—	—	—	—	131,943	132	326,758	—	326,890
Issuance of common stock units upon conversion of convertible bridge notes and accrued interest	—	—	—	—	1,719,668	1,720	4,125,481	—	4,127,201
Induced debt conversion expense	—	—	—	—	—	—	13,713,767	—	13,713,767
Balance at March 31, 2014	—	—	—	—	4,998,330	4,999	83,567,380	(85,876,874)	(2,304,495)
Net loss	—	—	—	—	—	—	—	(7,026,913)	(7,026,913)
Stock-based compensation expense	—	—	—	—	—	—	864,306	—	864,306
Issuance of Class A convertible preferred stock, net of offering costs of $577,600	291,142	291	—	—	—	—	2,915,774	—	2,916,065
Issuance of Class A convertible preferred stock upon conversion of 5% bridge notes and accrued interest	163,608	164	—	—	—	—	1,766,833	—	1,766,997
Issuance of Class B convertible preferred stock, net of offering costs of $249,000	—		161,709	162	—	—	1,691,344	—	1,691,506
Issuance of common stock upon exercise of options and warrants	—	—	—	—	23,913	24	92,585	—	92,609
Accretion of the fair value of the Class A and Class B convertible preferred stock beneficial conversion features and relative fair value of warrants	—	—	—	—	—	—	4,864,292	(4,864,292)	—
Estimated relative fair value of beneficial conversion feature of 5% bridge notes	—	—	—	—	—	—	826,919	—	826,919
Issuance of restricted stock in connection with consulting agreement	—	—	—	—	3,334	3	17,397	—	17,400
Estimated relative fair value of warrants issued in connection with related-party notes payable	—	—	—	—	—	—	280,370	—	280,370
Estimated relative fair value of warrants issued in connection with 7% notes payable	—	—	—	—	—	—	458,937	—	458,937
Balance at March 31, 2015	454,750	$455	161,709	$162	5,025,577	$5,026	$97,346,137	$(97,768,079)	$(416,299)

See accompanying notes to consolidated financial statements.

Cryoport, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Years Ended March 31,
	2015	2014
Cash Flows From Operating Activities:
Net loss	$(7,026,913)	$(19,565,426)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	197,938	311,590
Amortization of debt discount and deferred financing costs	1,368,305	678,915
Stock-based compensation expense	881,706	678,119
Change in fair value of derivative instruments	—	(20,848)
Loss on disposal of cryogenic shippers	16,423	16,066
Provision for bad debt	2,713	24,876
Debt conversion expense	—	13,713,767
Changes in operating assets and liabilities:
Accounts receivable, net	(76,587)	(323,604)
Inventories	(39,977)	9,509
Other assets	10,174	(26,588)
Accounts payable and other accrued expenses	209,138	(221,929)
Accrued compensation and related expenses	271,424	236,856
Accrued interest	57,954	108,038
Net cash used in operating activities	(4,127,702)	(4,380,659)
Cash Flows From Investing Activities:
Purchases of property and equipment	(70,130)	(138,886)
Net cash used in investing activities	(70,130)	(138,886)
Cash Flows From Financing Activities:
Proceeds from the issuance of Class A and Class B convertible preferred stock, net of offering costs	4,607,571	—
Proceeds from exercise of stock options and warrants	92,609	326,890
Proceeds from the issuance of notes payable	915,000	—
Proceeds from issuance of convertible debt	—	4,558,301
Repayment of notes payable	(173,623)	—
Repayment of convertible debt	(50,000)	—
Repayment of offering and deferred financing costs	(30,120)	(463,169)
Repayment of related-party notes payable	(128,000)	(96,000)
Net cash provided by financing activities	5,233,437	4,326,022
Net change in cash and cash equivalents	1,035,605	(193,523)
Cash and cash equivalents – beginning of year	369,581	563,104
Cash and cash equivalents – end of year	$1,405,186	$369,581
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$753	$—
Cash paid for income taxes	$1,600	$1,600

See accompanying notes to consolidated financial statements.

Cryoport, Inc. and Subsidiary

Consolidated Statements of Cash Flows – (continued)

	Years Ended March 31,
	2015	2014
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Deferred financing costs in connection with convertible debt payable included in accounts payable	$—	$30,120
Accretion of convertible preferred stock beneficial conversion feature and relative fair value of warrants issued in connection with the convertible preferred stock units to accumulated deficit	$4,864,292	$—
Estimated relative fair value of warrants issued in connection with convertible bridge notes payable	$—	$478,229
Estimated relative fair value of warrants issued in connection with related-party convertible notes payable	$280,370	$—
Estimated relative fair value of warrants issued in connection with notes payable	$458,937	$—
Conversion of bridge notes payable and accrued interest into common stock units	$—	$4,127,201
Conversion of convertible debentures payable and accrued interest into convertible preferred stock units	$1,766,997	$—

See accompanying notes to consolidated financial statements.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of the Business

Cryoport Inc. (the “Company”, “Cryoport”, “we” or “our”) is a Nevada corporation originally incorporated under the name G.T.5-Limited (“GT5”) on May 25, 1990. In connection with a Share Exchange Agreement, on March 15, 2005 we changed our name to Cryoport, Inc. and acquired all of the issued and outstanding shares of common stock of Cryoport Systems, Inc., a California corporation, in exchange for 200,901 shares of our common stock (which represented approximately 81% of the total issued and outstanding shares of common stock following the close of the transaction). Cryoport Systems, Inc., which was originally formed in 1999 as a California limited liability company, and subsequently reorganized into a California corporation on December 11, 2000, remains an operating company under Cryoport, Inc. We became “publicly held” by the reverse merger with GT5 described above. Over time the Company transitioned from being a development company to a fully operational public company in early 2011, providing global cryogenic logistics solutions to the biotechnology and life sciences industries.

The Company became public by a reverse merger with a shell company in May 2005. Over time the Company has transitioned from being a development company to a fully operational public company, providing cold chain logistics solutions to the biotechnology and life sciences industries globally.

Since fiscal year 2011, the Company has taken significant steps towards commercialization of the Cryoport Express® logistics solutions in validating, perfecting and expanding its features. The Company has now managed shipments of its Cryoport Express® Shippers through its CryoportalTM into and out of more than 80 countries, handling a vast array of different biological products and specimens.

We provide cryogenic logistics solutions to the life sciences industry through a combination of purpose-built proprietary packaging, information technology and specialized cold chain logistics knowhow. We view our solutions as disruptive to the “older technologies” of dry ice and liquid nitrogen, in that our solutions are comprehensive and combine our competencies in configurations that are customized to our client’s requirements. We provide comprehensive, reliable, economic alternatives to all existing logistics solutions and services utilized for frozen shipping in the life sciences industry (e.g., personalized medicine, stem cells, cell lines, vaccines, diagnostic materials, semen, eggs, embryos, cord blood, bio-pharmaceuticals, infectious substances, and other commodities that require continuous exposure to cryogenic or frozen temperatures). We provide the ability to monitor, record and archive crucial information for each shipment that can be used for scientific and regulatory purposes.

Our Cryoport Express® Solutions include a sophisticated cloud-based logistics operating platform, which is branded as the CryoportalTM. The CryoportalTM supports the management of the entire shipment and logistics process through a single interface, including initial order input, document preparation, customs clearance, courier management, shipment tracking, issue resolution, and delivery. In addition, it provides unique and incisive information dashboards and validation documentation for every shipment. The CryoportalTM records and retains a fully documented “chain-of-custody” and, at the client’s option, “chain-of-condition” for every shipment, helping ensure that quality, safety, efficacy, and stability of shipped commodities are maintained throughout the process. This recorded and archived information allows our clients to meet exacting requirements necessary for scientific work and for proof of regulatory compliance during the logistics phase.

The branded packaging for our Cryoport Express® Solutions includes our liquid nitrogen dry vapor shippers, the Cryoport Express® Shippers. The Cryoport Express® Shippers are cost-effective and reusable cryogenic transport containers (our standard shipper is a patented vacuum flask) utilizing an innovative application of “dry vapor” liquid nitrogen (“LN2”) technology. Cryoport Express® Shippers are International Air Transport Association (“IATA”) certified and validated to maintain stable temperatures of minus 150°C and below for a 10-day dynamic shipment period. The Company currently features three Cryoport Express® Shippers: the Standard Dry Shipper (holding up to 75 2.0 ml vials), the High Volume Dry Shipper (holding up

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of the Business - (continued)

to 500 2.0 ml vials) and the recently introduced Cryoport Express® CXVC1 Shipper (holding up to 1,500 2.0 ml vials). In addition, we assist clients with internal secondary packaging as well (e.g., vials, canes, straws, plates, etc.)

Our most used solution is the “turnkey” solution, which can be accessed directly through our cloud-based CryoportalTM or by contacting Cryoport Client Care for order entry. Once an order is placed and cleared, we ship a fully charged Cryoport Express® Shipper to the client who conveniently loads its frozen commodity into the inner chamber of the Cryoport Express® Shipper. The customer then closes the shipper package and reseals the shipping box displaying the next recipient’s address (“Flap A”) for pre-arranged carrier pick up. Cryoport arranges for the pick-up of the parcel by a shipping service provider, which is designated by the client or chosen by Cryoport, for delivery to the client’s intended recipient. The recipient simply opens the shipper package and removes the frozen commodity that has been shipped. The recipient then reseals the package, displaying the nearest Cryoport Operations Center address (“Flap B”), making it ready for pre-arranged carrier pick-up. The When the Cryoport Operations Center receives the Cryoport Express® Shipper, it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

In late 2012, we shifted our focus to become a comprehensive cryogenic logistics solutions provider. Recognizing that clients in the life sciences industry have varying requirements, we unbundled our technologies, establishing customer facing solutions and taking a consultative approach to the market. Today, in addition to our standard “Turn-key Solution,” described above, we also provide the following customer facing, value-added solutions to address our various clients’ needs:

•	“Customer Staged Solution,” designed for clients making 50 or more shipments per month. Under this solution, we supply an inventory of our Cryoport Express® Shippers to our customer, in an uncharged state, enabling our customer (after training/certification) to charge them with liquid nitrogen and use our CryoportalTM to enter orders with shipping and delivery service providers for the transportation of the package. Once the order is released, our customer services professionals monitor the shipment and the return of the shipper to us for cleaning, quality assurance testing and reuse.
•	“Customer Managed Solution,” a limited customer implemented solution whereby we supply our Cryoport Express® Shippers to clients in a fully charged state, but leaving it to the client to manage the shipping, including the selection of the shipping and delivery service provider and the return of the shipper to us.
•	“powered by CryoportSM,” available to providers of shipping and delivery services who seek to offer a “branded” cryogenic logistics solution as part of their service offerings, with “powered by CryoportSM” appearing prominently on the offering software interface and packaging. This solution can also be private labeled upon meeting certain requirements, such as minimum required shipping volumes.
•	“Integrated Solution,” which is our outsource solution. It is our most comprehensive solution and involves our management of the entire cryogenic logistics process for our client, including Cryoport employees at the client’s site to manage the client’s cryogenic logistics function in total.
•	“Regenerative Medicine Point-of-Care Repository Solution,” designed for allogeneic therapies. In this model we supply our Cryoport Express® Shipper to ship and store cryogenically preserved life science products for up to 6 days (or longer periods with supplementary shippers) at a point-of-care site, with the Cryoport Express® Shipper serving as a temporary freezer/repository enabling the efficient and effective distribution of temperature sensitive allogeneic cell-based therapies without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device. Our

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of the Business - (continued)

customer service professionals monitor each shipment throughout the predetermined process including the return of the shipper to us. When the Cryoport Operations Center receives the Cryoport Express® Shipper package it is cleaned, put through quality assurance testing, and returned to inventory for reuse.
•	“Personalized Medicine and Cell-based Immunotherapy Solution,” designed for autologous therapies. In this model our Cryoport Express® Shipper serves as an enabling technology for the safe transportation of manufactured autologous cellular-based immunotherapy market by providing a comprehensive logistics solution for the verified chain of custody and condition transport from, (a) the collection of the patient’s cells in a hospital setting, to (b) a central processing facility where they are manufactured into a personalized medicine, to (c) the safe, cryogenically preserved return of these irreplaceable cells to a point-of-care treatment facility. If required, the Cryoport Express® Shipper can then serve as a temporary freezer/repository to allow the efficient distribution of this personalized medicine to the patient when and where the medical provider needs it most without the expense, inconvenience, and potential costly failure of an on-sight, cryopreservation device. Our customer services professionals monitor each shipment throughout the predetermined process, including the return of the shipper to us. When the Cryoport Operations Center receives the Cryoport Express® Shipper package it is cleaned, put through quality assurance testing, and returned to inventory for reuse.

Strategic Logistics Alliances

We have sought to establish strategic alliances as a method of marketing our solutions providing minus 150°C shipping conditions to the life sciences industry. We have focused our efforts on leading companies in the logistics services industry as well as participants in the life sciences industry. In connection with our alliances with providers of shipping services, we refer to their offerings as “powered by CryoportSM” to reflect our solutions being integrated into our alliance partner’s services.

Cryoport now serves and supports the three largest integrators in the world, responsible for over 85% of worldwide airfreight, with its advanced cryogenic logistics solutions for life sciences. We operate with each independently and confidentially in support of their respective market and sales strategies. We maintain our independent partnerships with strict confidentiality guidelines within the Company. These agreements represent a significant validation of our solutions and the way we conduct our business.

FedEx.  In January 2013, we entered into a master agreement with Federal Express Corporation (“FedEx”) (the “FedEx Agreement”) renewing these services and providing FedEx with a non-exclusive license and right to use a customized version of our CryoportalTM for the management of shipments made by FedEx customers. The FedEx Agreement became effective on January 1, 2013 and, unless sooner terminated as provided in the FedEx Agreement, expires on December 31, 2015. FedEx has the right to terminate this agreement at any time for convenience upon 180 days’ notice.

Under our FedEx Agreement, we provide frozen shipping logistics services through the combination of our purpose-built proprietary technologies and turnkey management processes. FedEx markets and sells Cryoport’s services for frozen temperature-controlled cold chain transportation as its FedEx® Deep Frozen Shipping Solution on a non-exclusive basis and at its sole expense. During fiscal year 2013, the Company worked closely with FedEx to further align its sales efforts and accelerate penetration within FedEx’s life sciences customer base through improved processes, sales incentives, joint customer calls and more frequent communication at the sales and executive level. In addition, FedEx has developed a FedEx branded version of the CryoportalTM software platform, which is “powered by CryoportSM” for use by FedEx and its customers giving them access to the full capabilities of our cloud-based logistics management software platform.

DHL.  In June 2014, we entered into a master agreement with LifeConEx, a part of DHL Global Forwarding (“DHL”). This relationship with DHL is a further implementation of the Company’s expansion of

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of the Business - (continued)

distribution partnerships under the “powered by CryoportSM” model described above, allowing us to expand our sales and marketing reach through our partners and build awareness of the benefits of our validated cryogenic solution offerings. DHL can now enhance and supplement its cold chain logistics offerings to its life sciences and healthcare customers with Cryoport’s validated cryogenic solutions. DHL added 15 additional certified Life Sciences stations in the second quarter of 2014 bringing the Thermonet network to 60 stations in operation. Over the course of rolling out our new relationship, this expanded network will offer Cryoport’s cryogenic solutions under the DHL brands as “powered by CryoportSM”. In addition, DHL’s customers will be able to have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and receive preferred DHL shipping rates and discounts. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with DHL’s tracking and billing systems to provide DHL life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

UPS.  In October 2014, we added United Parcel Services, Inc. (“UPS”) as our third major distributor by entering into an agreement with UPS Oasis Supply Corporation, a part of UPS, whereby UPS will offer our validated and comprehensive cryogenic solutions to its life sciences and healthcare customers on a global basis. This relationship with UPS is a further implementation of the Company’s expansion of distributors under the “powered by CryoportSM” model described above, allowing us to further expand our sales and marketing reach through our partners and build awareness of the benefits of our validated cryogenic solution offerings through UPS.

Over the course of rolling out our new relationship with UPS, UPS customers will have direct access to our cloud-based order entry and tracking portal to order Cryoport Express® Solutions and gain access to UPS’s broad array of domestic and international shipping and logistics solutions at competitive prices. Our proprietary logistics management operating platform, the CryoportalTM, is integrated with UPS’s tracking and billing systems to provide UPS life sciences and healthcare customers with a seamless way of accessing critical information regarding shipments of biological material worldwide.

These agreements the three largest integrators in the world represent a significant validation of our solutions and the way we conduct our business.

Life Sciences Agreements

Zoetis.  In December 2012, we signed an agreement with Pfizer Inc. relating to Zoetis Inc. (formerly the animal health business unit of Pfizer Inc.) pursuant to which we were engaged to manage frozen shipments of a key poultry vaccine. Under this arrangement, Cryoport provides on-site logistics personnel and its logistics management operating platform, the CryoportalTM to manage shipments from the Zoetis manufacturing site in the United States to domestic customers as well as various international distribution centers. As part of our logistics management services, Cryoport is constantly analyzing logistics data and processes to further introduce economies and reliability throughout the network, ensuring products arrive at their destinations in specified conditions, on-time and with the optimum utilization of resources. The Company manages Zoetis’ total fleet of dewar flask shippers used for this purpose, including liquid nitrogen shippers. In July 2013 the agreement was amended to expand Cryoport’s scope to manage all logistics of Zoetis’ key frozen poultry vaccine to all Zoetis’ international distribution centers as well as all domestic shipments. In October 2013, the agreement was further amended to further expand Cryoport’s role to include the logistics management for a second poultry vaccine.

Liventa Biosciences.  In February 2014, we entered into a services agreement with Liventa Bioscience, Inc. (“Liventa”), a privately-held, commercial stage biotechnology company focused on cell-based, advanced biologics in the orthopedic industry. Under this agreement, Liventa will use Cryoport’s Regenerative Medicine Point-of-Care Repository Solution for the logistics of its cell-based therapies requiring cryogenic temperatures and also provide Cryoport Express® Solutions to other biologics suppliers within the orthopedic arena. The agreement combines Cryoport’s proprietary, purpose-built cold chain logistics solutions for cell-based and

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of the Business - (continued)

advanced biologic tissue forms with Liventa’s distribution capability to orthopedic care providers. The implementation of Cryoport’s Regenerative Medicine Point-of-Care Repository Solution will eliminate the risks of degradation and also eliminate the need for expensive onsite cryogenic freezers for storage of cell-based orthopedic therapies. This will enable Liventa to confidently serve orthopedic practices, surgical centers, pain clinics, hospitals and, eventually, pharmacies and specialty care providers. The agreement has an initial three-year term and may be renewed for consecutive three-year terms, unless earlier terminated by either party. Liventa also agreed to certain performance criteria and the issuance of 150,000 shares of its common stock to Cryoport in exchange for the exclusive right to offer, market and promote Cryoport Express® Solutions for cellular-based therapies requiring cryogenic temperatures for use in the orthopedic arena in the United States.

In summary, we serve the life sciences industry with cryogenic logistics solutions that are advanced, comprehensive, reliable, validated, and efficient. Our clients include those companies and institutions that have logistics requirements for personalized medicine, immunotherapies, stem cells, cell lines, tissue, vaccines, in-vitro fertilization, cord blood, and other temperature sensitive commodities of life sciences.

Going Concern

The consolidated financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We have sustained operating losses since our inception and have used substantial amounts of working capital in our operations. At March 31, 2015, we had an accumulated deficit of $97.8 million. During the year ended March 31, 2015, we used cash in operations of $4.1 million and had a net loss of $7.0 million.

We expect to continue to incur substantial additional operating losses from costs related to the commercialization of our Cryoport Express® Solutions and do not expect that revenues from operations will be sufficient to satisfy our funding requirements in the near term. We believe that our cash resources at March 31, 2015, additional funds raised subsequent to March 31, 2015 through the Class B convertible preferred stock (see Note 15), together with the revenues generated from our services will be sufficient to sustain our planned operations into the third quarter of fiscal year 2016; however, we must obtain additional capital to fund operations thereafter and for the achievement of sustained profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. We are currently working on funding alternatives in order to secure sufficient operating capital to allow us to continue to operate as a going concern.

Future capital requirements will depend upon many factors, including the success of our commercialization efforts and the level of customer adoption of our Cryoport Express® Solutions as well as our ability to establish additional collaborative arrangements. We cannot make any assurances that the sales ramp will lead to achievement of sustained profitable operations or that any additional financing will be completed on a timely basis and on acceptable terms or at all. Management’s inability to successfully achieve significant revenue increases or implement cost reduction strategies or to complete any other financing will adversely impact our ability to continue as a going concern. To address this issue, the Company is seeking additional capitalization to properly fund our efforts to become a self-sustaining financially viable entity.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

On May 12, 2015, our Board of Directors approved an amendment to our certificate of incorporation to effect a reverse stock split by a ratio of 1-for-12, with no reduction in the number of shares of common stock that were previously authorized in our certificate of incorporation. The reverse stock split is effective on May 19, 2015. Unless otherwise noted, all share and per share data in this annual report give effect to the 1-for-12 reverse stock split of our common stock. Financial information updated by this capital change includes earnings per common share, dividends per common share, stock price per common share, weighted average common shares, outstanding common shares, treasury shares, common stock, additional paid-in capital, and share-based compensation.

Principles of Consolidation

The consolidated financial statements include the accounts of Cryoport, Inc. and its wholly owned subsidiary, Cryoport Systems, Inc. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from estimated amounts. The Company’s significant estimates include allowances for doubtful accounts, recoverability of long-lived assets, allowance for inventory obsolescence, deferred taxes and their accompanying valuations, and valuation of equity instruments and conversion features.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, related-party notes payable, convertible debentures payable, notes payable, accounts payable and accrued expenses. The carrying value for all such instruments approximates fair value at March 31, 2015 and 2014 due to their short-term nature. The difference between the fair value and recorded values of the related-party notes payable is not significant.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash accounts in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) with basic deposit insurance coverage limits up to $250,000 per owner. At March 31, 2015 and 2014, the Company had cash balances of approximately $1.3 million and $159,000, respectively, which exceeded the FDIC insurance limit. The Company performs ongoing evaluations of these institutions to limit its concentration risk exposure.

Customers

The Company grants credit to customers within the U.S. and to a limited number of international customers and does not require collateral. Revenues from international customers are generally secured by advance payments except for a limited number of established foreign customers. The Company generally requires advance or credit card payments for initial revenues from new customers. The Company’s ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by the

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - (continued)

Company. Reserves for uncollectible amounts are provided based on past experience and a specific analysis of the accounts, which management believes is sufficient. Accounts receivable at March 31, 2015 and 2014 are net of reserves for doubtful accounts of $12,200 and $24,600, respectively. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts. The Company maintains reserves for bad debt and such losses, in the aggregate, historically have not exceeded our estimates.

The majority of the Company’s customers are in the biotechnology, pharmaceutical and life science industries. Consequently, there is a concentration of accounts receivable within these industries, which is subject to normal credit risk. At March 31, 2015 and 2014, respectively, there was one customer that accounted for 14.6% and 30.6% of net accounts receivable. No other single customer owed us more than 10% of net accounts receivable at March 31, 2015 and 2014.

The Company has revenue from foreign customers primarily in Europe, Japan, Canada, India and Australia. During fiscal years 2015 and 2014, the Company had revenues from foreign customers of approximately $617,200 and $434,000, respectively, which constituted approximately 15.7% and 16.3% of total revenues, respectively. For the fiscal year ended March 31, 2015 and 2014, there was one customer that accounted for 22.7% and 30.8% of total revenues. No other single customer generated over 10% of total revenues during 2015 and 2014.

Inventories

The Company’s inventories consist of accessories that are sold and shipped to customers along with pay-per-use containers that are not returned to the Company with the containers at the culmination of the customer’s shipping cycle. Inventories are stated at the lower of cost or current estimated market value. Cost is determined using the standard cost method which approximates the first-in, first-to-expire method. Inventories are reviewed periodically for slow-moving or obsolete status. The Company writes down the carrying value of its inventories to reflect situations in which the cost of inventories is not expected to be recovered. Once established, write-downs of inventories are considered permanent adjustments to the cost basis of the obsolete or excess inventories. Raw materials and finished goods include material costs less reserves for obsolete or excess inventories. The Company evaluates the current level of inventories considering historical trends and other factors, and based on the evaluation, records adjustments to reflect inventories at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to make assessments about future demand for the Company’s products in order to categorize the status of such inventories items as slow-moving, obsolete or in excess-of-need. These estimates are subject to the ongoing accuracy of the Company’s forecasts of market conditions, industry trends, competition and other factors.

Property and Equipment

The Company provides shipping containers to its customers and charges a fee in exchange for the use of the container. The Company’s arrangements are similar to the accounting standard for leases since they convey the right to use the container over a period of time. The Company retains the title to the containers and provides its customers the use of the container for a specific shipping cycle. At the culmination of the customer’s shipping cycle, the container is returned to the Company. As a result, the Company classifies the containers as fixed assets for the per-use container program.

Property and equipment are recorded at cost. Cryogenic shippers, which comprise of 90% and 89% of the Company’s net property and equipment balance at March 31, 2015 and 2014, respectively, are depreciated using the straight-line method over their estimated useful lives of three years. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - (continued)

or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets or term of the lease, whichever is shorter and included in depreciation and amortization expense.

Betterments, renewals and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

Intangible Assets

Intangible assets are comprised of patents and trademarks and software development costs. The Company capitalizes costs of obtaining patents and trademarks, which are amortized, using the straight-line method over their estimated useful life of five years. The Company capitalizes certain costs related to software developed for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and amortized using the straight-line method over the estimated useful life of the software, which is five years. Capitalized costs include purchased materials and costs of services including the valuation of warrants issued to consultants.

Long-lived Assets

If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the fair value to the carrying value. We believe the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, we have not recognized any impairment losses through March 31, 2015.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with the issuance of the convertible notes payable and private equity financing. Deferred financing costs related to the issuance of debt are being amortized over the term of the financing instrument using the effective interest method while deferred financing costs from equity financings are netted against the gross proceeds received from the equity financings.

Conversion Features

If a conversion feature of convertible debt is not accounted for as a derivative instrument and provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BFC”). A BCF is recorded by the Company as a debt discount. The convertible debt is recorded net of the discount related to the BFC. The Company amortizes the discount to interest expense over the life of the debt using the effective interest rate method.

Preferred stock is convertible to common stock at a rate of conversion that is below market value, therefore, this feature is characterized as a BCF. The Company records this BCF as a discount to the preferred stock and accretes the discount to retained earnings as a deemed dividend upon issuance of the preferred stock.

Income Taxes

The Company accounts for income taxes under the provision of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, or ASC 740. As of March 31, 2015 and 2014, there were no unrecognized tax benefits included in the accompanying consolidated balance sheets that would, if recognized, affect the effective tax rate.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - (continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Based on the weight of available evidence, the Company’s management has determined that it is more likely than not that the net deferred tax assets will not be realized. Therefore, the Company has recorded a full valuation allowance against the net deferred tax assets. The Company’s income tax provision consists of state minimum taxes.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on its consolidated balance sheets at March 31, 2015 and 2014, respectively and has not recognized interest and/or penalties in the consolidated statements of operations for the years ended March 31, 2015 and 2014. The Company is subject to taxation in the U.S. and various state jurisdictions. As of March 31, 2015, the Company is no longer subject to U.S. federal examinations for years before 2011 and for California franchise and income tax examinations for years before 2010. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount. The Company is not currently under examination by U.S. federal or state jurisdictions.

Revenue Recognition

The Company provides shipping containers to its customers and charges a fee in exchange for the use of the container. The Company’s arrangements are similar to the accounting standard for leases since they convey the right to use the containers over a period of time. The Company retains title to the containers and provides its customers the use of the container for a specified shipping cycle. At the culmination of the customer’s shipping cycle, the container is returned to the Company.

The Company recognizes revenue for the use of the shipper at the time of the delivery of the shipper to the end user of the enclosed materials, and at the time that collectability is reasonably certain. Revenue is based on gross amounts, net of discounts and allowances.

The Company also provides logistics support and management to some customers, which may include onsite logistics personnel. Revenue is recognized for these services as services are rendered and at the time that collectability is reasonably certain.

Accounting for Shipping and Handling Revenue, Fees and Costs

The Company classifies amounts billed for shipping and handling as revenue. Shipping and handling fees and costs are included in cost of revenues in the accompanying consolidated statements of operations.

Research and Development Expenses

Expenditures relating to research and development are expensed in the period incurred.

Stock-based Compensation

The Company accounts for stock-based payments to employees and directors in accordance with stock-based payment accounting guidance which requires all stock-based payments to employees and directors, including grants of employee stock options and warrants, to be recognized based upon their estimated fair values. The fair value of stock-based awards is estimated at grant date using the Black-Scholes option pricing method (“Black-Scholes”) and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - (continued)

Since stock-based compensation is recognized only for those awards that are ultimately expected to vest, the Company has applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs. The estimated forfeiture rates at March 31, 2015 and 2014 was zero as the Company has not had a significant history of forfeitures and does not expect significant forfeitures in the future.

Cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options or warrants are classified as financing cash flows. Due to the Company’s loss position, there were no such tax benefits during years ended March 31, 2015 and 2014.

The Company uses Black-Scholes to estimate the fair value of stock-based awards. The determination of fair value using Black-Scholes is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

The Company’s stock-based compensation plans are discussed further in Note 12.

Equity Instruments Issued to Non-Employees for Acquiring Goods or Services

Issuances of the Company’s common stock for acquiring goods or services are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the estimated fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a “performance commitment” which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current estimated fair values at each of those interim financial reporting dates.

Basic and Diluted Net Income (Loss) Per Share

We calculate basic and diluted net income (loss) per share attributable to common stockholders using the weighted average number of common shares outstanding during the periods presented, and adjust the amount of net income (loss) used in this calculation for cumulative preferred stock dividends, (if any), whether they are earned or not during the period. In periods of a net loss position, basic and diluted weighted average shares are the same. For the diluted earnings per share calculation, we adjust the weighted average number of common shares outstanding to include dilutive stock options, warrants and shares associated with the conversion of convertible debt and convertible preferred stock outstanding during the periods. For the year ended March 31, 2015, the Company had cumulative, undeclared dividends that have not been accrued related to its preferred stock of $305,328, which were added to the net loss on the consolidated statement of operations in order to calculate net loss per common share attributable to common stockholders.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - (continued)

The following shows the amounts used in computing net loss per share for each of the two years in the period ended March 31, 2015:

	Years Ended March 31,
	2015	2014
Net loss	$(7,026,913)	$(19,565,426)
Less:
Preferred stock beneficial conversion charge	(4,864,292)	—
Undeclared cumulative preferred dividends	(305,328)	—
Net loss attributable to common stockholders	$(12,196,533)	$(19,565,426)
Weighted average shares issued and outstanding	5,006,219	4,070,876
Basic and diluted net loss per share attributable to commons stockholders	$(2.44)	$(4.81)

The following table sets forth the number of shares excluded from the computation of diluted earnings per share, as their inclusion would have been anti-dilutive:

	Years Ended March 31,
	2015	2014
Class A convertible preferred stock	1,136,875	—
Class B convertible preferred stock	404,273	—
Stock options	419,785	288,193
Warrants	436,779	268,478
	2,397,712	556,671

Segment Reporting

We currently operate in one reportable segment.

Fair Value Measurements

We measure fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include the following:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data. These inputs include quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Currently we do not have any items classified as Level 2.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in the assessment of fair value.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - (continued)

We have no assets or liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2015 and 2014.

Foreign Currency Transactions

We record foreign currency transactions at the exchange rate prevailing at the date of the transaction with resultant gains and losses being included in results of operations. Foreign currency transaction gains and losses have not been significant for any of the periods presented.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the reporting periods beginning after December 15, 2016 and early application is permitted. Management is currently assessing the impact the adoption of ASU 2014-15 will have on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. ASU 2014-09 supersedes the revenue recognition requirements in FASB Topic 605, “Revenue Recognition”. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2016 and early adoption is not permitted. In April 2015, the FASB proposed a one year deferral of the effective date for public entities and others, related to this ASU. The comment deadline for the one year deferral period is May 29, 2015. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Management has not selected a transition method and is currently assessing the impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

Note 3. Inventories

Inventories consist of the following:

	March 31,
	2015	2014
Raw materials	$41,725	$18,283
Finished goods	27,955	11,420
	$69,680	$29,703

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 4. Property and Equipment

Property and equipment consist of the following:

	March 31,
	2015	2014
Cryogenic shippers	$1,034,554	$1,037,286
Furniture and fixtures	30,746	30,746
Machinery and equipment	350,520	386,731
Leasehold improvements	23,652	30,913
	1,439,472	1,485,676
Less accumulated depreciation and amortization	(1,131,546)	(1,076,784)
	$307,926	$408,892

Total depreciation and amortization expense related to property and equipment amounted to $154,700 and $219,400 for the years ended March 31, 2015 and 2014, respectively.

Note 5. Intangible Assets

Intangible assets consist of the following:

	March 31, 2015			Weighted Average Amortization Period (years)
	Gross Amount	Accumulated Amortization	Net Amount
Patents and trademarks	$154,214	$(56,128)	$98,086	5.0
Software development costs for internal use	547,127	(508,392)	38,735	1.0
Total intangible assets	$701,341	$(564,520)	$136,821

	March 31, 2014			Weighted Average Amortization Period (years)
	Gross Amount	Accumulated Amortization	Net Amount
Patents and trademarks	$154,214	$(55,712)	$98,502	4.9
Software development costs for internal use	547,127	(465,543)	81,584	1.6
Total intangible assets	$701,341	$(521,255)	$180,086

Amortization expense for intangible assets for the years ended March 31, 2015 and 2014 was $43,200 and $92,200, respectively.

Future amortization of intangible assets is approximately as follows:

Years Ending March 31,
2016	$49,800
2017	28,200
2018	19,600
2019	19,600
2020	19,600
$136,800

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 6. Accrued Compensation and Related Expenses

Accrued compensation and related expenses consist of the following:

	March 31,
	2015	2014
Accrued salary and wages	$161,241	$80,328
Accrued paid time off	159,992	155,166
Accrued board of director fees	401,532	214,553
Other accrued obligations	2,947	4,241
	$725,712	$454,288

Board of director’s fees aggregating $346,700 at March 31, 2015 were paid in April 2015.

Note 7. Notes Payable

From December 2014 through February 2015, the Company issued to certain accredited investors 2014 Series Secured Promissory Notes (the “7% Bridge Notes”) in the aggregate original principal amount of $915,000. The 7% Bridge Notes accrue interest at a rate of 7% per annum. All principal and interest under the 7% Bridge Notes will be due on July 1, 2015, however, the Company may elect to extend the maturity date of the notes to January 1, 2016 by providing written notice to the note holders and a warrant to purchase a number of shares of the Company’s common stock equal to (a) the then outstanding principal balance of the note, divided by (b) $6.00 multiplied by 125%. The Company may prepay the 7% Bridge Notes at any time without penalty and shall prepay the 7% Bridge Notes in an amount equal to 25% of the net cash proceeds received by the Company during each month from the issuance of either debt or equity.

The 7% Bridge Notes are secured by all tangible assets of the Company pursuant to the terms of that certain Security Agreement dated December 3, 2014 between the Company and the note holders. The Company is obligated to keep the collateral and all of its other personal property and assets free and clear of all other security interests, except for certain limited exceptions.

In connection with the issuance of the 7% Bridge Notes, the Company issued the note holders warrants to purchase 190,625 shares of common stock at an exercise price of $6.00 per share. The warrants were exercisable on May 31, 2015 and expire on November 30, 2021. The relative fair value of the warrants of $458,900 was recorded as a debt discount and is amortized to interest expense using the straight-line method which approximates the effective interest method over the term of the notes. During the year ended March 31, 2015, the Company amortized $237,500 of the debt discount to interest expense for these notes.

The Company did not pay any discounts or commissions with respect to the issuance of the 7% Bridge Notes or the warrants. In January and March 2015, the Company repaid an aggregate of $173,600 of the original principal balance outstanding, representing 25% of the net proceeds received from the Class A and Class B convertible preferred stock offering through February 28, 2015. All remaining principal and accrued interest at March 31, 2015 was repaid in April 2015.

Note 8. Convertible Debentures Payable

2013 and 2014 Bridge Notes

In the fourth quarter of fiscal 2013 and first nine months of fiscal 2014, the Company issued to certain accredited investors unsecured convertible promissory notes (the “Bridge Notes”) in the original principal amount of $1,294,500 and $2,765,300, respectively, for total principal of $4,059,800, pursuant to the terms of subscription agreements and letters of investment intent.

The Bridge Notes accrued interest at a rate of 15% per annum from date of issuance until January 31, 2013 and at a rate of 5% per annum from February 1, 2013 through the date of payment, in each case on a non-compounding basis. All principal and interest under the Bridge Notes were due on December 31, 2013.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 8. Convertible Debentures Payable - (continued)

In connection with the issuance of the Bridge Notes to three accredited investors totaling $400,000 in June, July and August 2013, the Company granted these investors warrants to purchase 149,789 shares of common stock at an exercise prices ranging from $2.28 to $3.48 per share. The relative fair value of the warrants of $199,200 was recorded as a debt discount and was amortized to interest expense using the straight-line method which approximated the effective interest method over the term of the Bridge Notes. These Bridge Notes accrued interest at 8% per annum from the date of issuance through date of payment, on a non-compounding basis. All other terms of these Bridge Notes are consistent with the rest of the Bridge Notes. Upon conversion of the Bridge Notes in September and October 2013, the remaining unamortized debt discount was amortized to interest expense.

In September and October 2013, the Bridge Note holders accepted an offer by the Company and converted an aggregate of $4,127,200 of outstanding principal and accrued interest under the Bridge Notes into 1,719,668 units (the “Units”) at a price of $2.40 per Unit, with each Unit consisting of (i) one share of common stock of the Company (“Common Stock”) and (ii) one warrant to purchase one share of Common Stock at an exercise price of $4.44 per share. The warrants are exercisable beginning on March 31, 2015 and have a term of five years from date of issuance. As the transaction was considered an induced conversion under the applicable accounting guidance, the Company recognized $13,713,800 in debt conversion expense representing the estimated fair value of the securities transferred in excess of the estimated fair value of the securities issuable upon the original conversion terms of the Bridge Notes. The Company calculated the estimated fair value of the common stock issued by using the closing price of the stock on the date of issuance. The estimated fair value of the warrants was calculated using Black-Scholes.

Upon conversion of the Bridge Notes, the remaining unamortized debt discount was amortized to interest expense. During the years ended March 31, 2015 and 2014, the Company amortized $0 and $199,200, respectively, to interest expense.

5% Bridge Notes

From December 2013 to March 2014, the Company issued to certain accredited investors unsecured convertible promissory notes in the original principal amount of $1,793,000.

The 5% Bridge Notes accrued interest at a rate of 5% per annum from the date of issuance through date of payment, on a non-compounding basis. All principal and interest under the 5% Bridge Notes became due on June 30, 2014.

In connection with the issuance of the 5% Bridge Notes, the Company granted these investors warrants to purchase 74,709 shares of common stock at an exercise price of $5.88 per share. The warrants were exercisable on May 31, 2014 and expire on December 31, 2018. The relative fair value of the warrants of $279,100 was recorded as a debt discount and was amortized to interest expense using the straight-line method which approximated the effective interest method over the term of the 5% Bridge Notes. During the years ended March 31, 2015 and 2014, the Company amortized $184,700 and $94,400, respectively, of the debt discount to interest expense for these notes.

The agreement allowed that in the event the Company designated and issued one or more types of equity securities while the 5% Bridge Notes were outstanding (a “Subsequent Offering”), the Company must provide written notice to the holders of the notes and such holders had a right to convert up to all of the principal and accrued unpaid interest on the notes into shares of such equity securities on the same terms as the Subsequent Offering during the ten days following the provision of such notice. The conversion price for these equity securities was 90% of the offering price for the equity securities in the Subsequent Offering. At the time of issuance, the Company was unable to value the conversion feature of these 5% Bridge Notes given the absence of a fixed conversion rate and the convertibility of the 5% Bridge Notes was contingent upon the completion of a Subsequent Offering. However, on May 6, 2014, the Company completed the first convertible preferred stock offering which established a firm commitment date. This triggered the valuation of the

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 8. Convertible Debentures Payable - (continued)

beneficial conversion feature of the 5% Bridge Notes which aggregated $826,900 and was recorded as interest expense during the year ended March 31, 2015. Note holders with a principal amount of $1,743,000, together with $24,000 of accrued interest, converted their 5% Bridge Notes to convertible preferred stock units (see Note 11) and one note holder was paid principal and interest of $50,800.

Emergent Financial Group, Inc. (“Emergent”) served as the Company’s placement agent in connection with the original placement of the Bridge Notes and 5% Bridge Notes and earned a commission of 9% of the original principal balance of such notes. Debt financing costs in the aggregate of $492,500, comprised primarily of the commission earned by Emergent, were amortized to interest expense using the straight-line method which approximated the effective interest method over the term of the notes. During the years ended March 31, 2015 and 2014, the Company amortized $98,400 and $385,400, respectively, of the debt financing costs to interest expense for these notes.

Note 9. Related-Party Transactions

As of March 31, 2015 and 2014, the Company had aggregate principal balances of $1.3 million and $555,500, respectively, in outstanding unsecured indebtedness owed to five related parties, including four former members of the Board of Directors, representing working capital advances made to the Company from February 2001 through March 2005.

Related-Party Convertible Notes Payable

In March 2015, we entered into definitive agreements relating to the exchange or amendment of the notes evidencing such working capital advances. Three of the notes issued to Patrick Mullins, M.D., Maryl Petreccia and Jeffrey Dell, M.D., which as of March 31, 2015 had outstanding principal balances of $448,200, $266,700 and $208,900, respectively, were amended and the holders received warrants for the purchase 37,347, 22,224, and 17,412 shares, respectively, of our common stock at an exercise price of $6.00 per share, exercisable on March 2, 2015 and expiring on March 1, 2020, and warrants to purchase 834, 417, and 417 shares, respectively, of our common stock at an exercise price of $6.00 per share, exercisable on March 2, 2015 and expiring on March 1, 2020, to reimburse the three note holders for any fees or other expenses incurred in connection with this transaction. The convertible notes, as amended, require interest payments on a calendar quarterly basis and all outstanding principal and accrued interest on the maturity date, which is the earlier to occur of (i) March 1, 2016, (ii) the sale of all or substantially all of our assets, or (iii) the merger, consolidation or other similar reorganization of the Company or an affiliate of our Company with another entity. Under the terms of such convertible note, upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross cash proceeds to the Company for the sale of shares of common stock or includes the sale of shares of common stock among the sale of other securities, the holder has the option to convert into the securities issued in such offering at a twenty percent (20%) discount to the price per share (or per unit, if applicable) of the securities issued by the Company in such offering. The securities issued to the holder upon conversion will be restricted securities.

One note issued to Raymond Takahashi, M.D., was exchanged for (i) a new convertible promissory note with an original principal amount equal to the outstanding principal and interest of the original note, and (ii) a warrant to purchase 1,490 shares of the Company’s common stock at an exercise price of $6.00 per share, exercisable on February 20, 2015 and expiring on February 19, 2018. The new convertible note, which as of March 31, 2015 had an outstanding principal balance of $35,800, requires interest payments on a calendar quarterly basis and all outstanding principal and accrued interest on the maturity date, which is March 1, 2016. Under the terms of such convertible note, upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross cash proceeds to the Company for the sale of shares of common stock or includes the sale of shares of common stock among the sale of other securities, the holder has the option to convert into the securities

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 9. Related-Party Transactions - (continued)

issued in such offering at a twenty percent (20%) discount to the price per share (or per unit, if applicable) of the securities issued by the Company in such offering. The securities issued to the holder upon conversion will be restricted securities.

The conversion of the related-party convertible notes payable at a 20% discount to the price per share of the securities issued in a public offering is contingent upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross cash proceeds to the Company. The fair value of the beneficial conversion feature will be recorded upon the contingency being resolved and the Company estimated the fair value of the beneficial conversion feature of the related-party convertible notes aggregated $521,100 at March 31, 2015.

The relative fair value of the related-party warrants of $280,400 was recorded as a debt discount and will be amortized to interest expense using the straight-line method which approximated the effective interest method over the term of the convertible notes. During the year ended March 31, 2015, the Company amortized $20,800 of the debt discount to interest expense for these convertible notes.

Related-party interest expense under these notes was $33,500 and $36,500 for the years ended March 31, 2015 and 2014, respectively. Accrued interest, which is included in related-party notes payable in the accompanying consolidated balance sheets, amounted to $4,600 and $802,600 as of March 31, 2015 and 2014, respectively.

Related-Party Note Payable

One note issued to Marc Grossman, M.D., which as of March 31, 2015 had an outstanding principal balance of $298,500, as amended, now provides for interest at a rate of 6% per annum commencing on March 13, 2015; however, no interest payments will be due if no event of default occurs and if the Company (i) complies with its regular payment obligations, reimburses the payee for attorneys’ fees in connection with the negotiation of the note amendment, up to a maximum amount of $1,000, on the later of (A) March 13, 2015, or (B) three (3) days after receiving written notice from the payee of the amount of attorneys’ fees incurred by payee, and (iii) the Company immediately pays all unpaid amounts due and payable in full before the earlier of May 1, 2016 or at the same time that payee(s) of any other promissory note(s) with the Company that were issued in 2005 are paid in full before May 1, 2016, other than (Y) notes that are satisfied upon conversion into common stock, warrants or any other equity of the Company, or (Z) notes that have been paid in full before March 2, 2015. All principal and interest under the original note, as amended by the note amendment, will be due and shall be paid on May 1, 2016. The note requires monthly payments of $20,000, except for the month of June 2015, where the monthly payment is $72,000.

5% Bridge Notes

From December 2013 to March 2014, the Company issued 5% Bridge Notes in the original principal amount of $1,793,000. This includes two notes in the aggregate amount of $120,000 issued to Jerrell Shelton, the Company’s Chief Executive Officer, on December 11, 2013 and January 10, 2014 as well as a note in the amount of $100,000 issued to GBR Investments, LLC on February 3, 2014, of which Richard Rathmann, a Director of the Company, is the manager (see Note 8).

Class A Convertible Preferred Stock

In November 2014, both Mr. Shelton and GBR Investments, LLC participated in the Class A convertible preferred stock offering described in Note 11 and the Company issued 4,167 shares of Class A convertible preferred stock each in exchange for an aggregate amount of $100,000.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies

Facility and Equipment Leases

We lease 11,900 square feet of corporate, research and development, and warehouse facilities in Lake Forest, California under an operating lease expiring June 30, 2015, which we do not intend to renew. In May 2015, we amended the lease to convert to a month-to-month basis, commencing July 1, 2015. The base rent will be $9,500 and either party will have the right to cancel this month-to-month agreement by giving the other party a minimum of a 90-day prior written notice. We are currently exploring other facilities to meet our growing demands. The lease agreement contains certain scheduled rent increases, which are accounted for on a straight-line basis. We also lease certain office equipment which expires in March 2018.

Future minimum lease payments are approximately as follows:

Years ending March 31,	Operating Leases
2016	$27,200
2017	5,500
2018	5,500
$38,200

Rent expense for the years ended March 31, 2015 and 2014 was approximately $168,900 and $178,000, respectively.

Employment Agreements

We have entered into employment agreements with certain of our officers under which payment and benefits would become payable in the event of termination by us for any reason other than cause, or upon a change in control of our Company, or by the employee for good reason.

Consulting and Engineering Services

Effective November 1, 2010, the Company entered into a Second Amendment to Master Consulting and Engineering Services Agreement (the “Second Amendment”) with KLATU Networks, LLC (“KLATU”), which amended the Master Consulting and Engineering Services Agreement between the parties dated as of October 9, 2007 (the “Agreement”), as amended by the First Amendment to Master Consulting and Engineering Services Agreement between the parties dated as of April 23, 2009. The parties entered into the Second Amendment to clarify their mutual intent and understanding that all license rights granted to the Company under the Agreement, as amended, shall survive any termination or expiration of the Agreement. In addition, in recognition that the Company has paid KLATU less than the market rate for comparable services, the Second Amendment provides that if the Company terminates the Agreement without cause, which the Company has no intention of doing, or liquidates, KLATU shall be entitled to receive additional consideration for its services provided from the commencement of the Agreement through such date of termination, which additional compensation shall not be less than $2 million plus two times the “cost of work” (as defined in the Agreement). Any such additional compensation would be payable in three equal installments within 12 months following the date the amount of such additional compensation is determined. If KLATU terminates that agreement, no such payments are payable.

The agreement provides for one year terms ending on December 31 of each year, but it automatically renews for one year periods unless otherwise terminated. Consulting fees for services provided by KLATU were $339,300 and $395,300 for the years ended March 31, 2015 and 2014, respectively.

Litigation

The Company may become a party to product litigation in the normal course of business. The Company accrues for open claims based on its historical experience and available insurance coverage. In the opinion of

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies - (continued)

management, there are no legal matters involving the Company that would have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain actions or transactions. The guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated balance sheets.

The Company indemnifies its directors, officers, employees and agents, as permitted under the laws of the States of California and Nevada. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facility. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement.

Note 11. Stockholders’ Equity

Authorized Stock

The Company has 20,833,333 authorized shares of common stock with a par value of $0.001 per share. In September 2011, our stockholders approved an amendment to the Amended and Restated Articles of Incorporation to authorize a class of undesignated or “blank check” preferred stock, consisting of 2,500,000 shares at $0.001 par value per share. Shares of preferred stock may be issued in one or more series, with such rights, preferences, privileges and restrictions to be fixed by the Company's board of directors. In May 2014, our stockholders approved a Certificate of Designation, which designated 800,000 shares of preferred stock as Class A Convertible Preferred Stock. In February 2015, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation which designated 400,000 shares of the Company’s previously authorized preferred stock, par value $0.001, as Class B Convertible Preferred Stock. In April 2015, the Company filed with the Secretary of State of the State of Nevada to increase the number shares of Class B Convertible Preferred Stock from 400,000 shares to 585,000 shares.

Designation of Class A Convertible Preferred Stock

On May 2, 2014, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation which designated 800,000 shares of the Company’s previously authorized preferred stock, par value $0.001, as Class A Convertible Preferred Stock (“Class A Preferred Stock”).

The rights, preferences, and privileges of the Class A Preferred Stock are summarized as follows:

•	Dividends shall accrue on shares of Class A Preferred Stock at the rate of $0.96 per annum. Such dividends shall accrue day-to-day, shall be cumulative, and shall be payable on when, as, and if declared by the Board of Directors of the Company.
•	In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of Class A Preferred Stock then outstanding shall be entitled to receive a liquidation preference payment equal to $12.00 per share (subject to appropriate adjustment in the event of a stock dividend, split, combination, or other similar recapitalization) plus any accrued dividends, but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon.
•	Shares of Class A Preferred Stock shall vote together with the common stock on an as-converted basis. Holders of the Class A Preferred Stock will have 2.5 votes per share of Class A Preferred Stock held compared to one vote for each share of the Company’s common stock.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 11. Stockholders’ Equity - (continued)

•	At any time after September 1, 2014, shares of Class A Preferred Stock shall be convertible into 2.5 shares of common stock. In addition, accrued but unpaid dividends on the Preferred Stock, whether or not declared, will also be convertible into common stock after September 1, 2014 at the rate of one share for each $4.80 of dividend. Such conversion is subject to adjustment in the event of any stock split or combination, certain dividends and distributions, and any reorganization, recapitalization, reclassification, consolidation, or merger involving the Company.
•	Shares of the Class A Preferred Stock shall be subject to redemption by the Company at any time on or after January 15, 2017, upon payment of $12.00 per share (subject to appropriate adjustment in the event of a stock dividend, split, combination, or other similar recapitalization) plus all accrued but unpaid dividends, whether or not declared, thereon.
•	On March 26, 2015, the Company filed with the Secretary of State of the State of Nevada an Amended and Restated Certificate of Designation (“Restated Designation”). The Restated Designation adopted certain special mandatory conversion provisions for the Class A Preferred Stock upon a qualified offering (defined as a public offering resulting in at least $5,000,000 of gross cash proceeds), whereby the Class A Preferred Stock is converted into the type of securities issued in such qualified offering at a twenty percent (20%) discount.

Issuance of Class A Convertible Preferred Stock

In May 2014, the Company entered into definitive agreements for a private placement of its securities to certain institutional and accredited investors (the “Class A Investors”) pursuant to certain subscription agreements and elections to convert between the Company and the Class A Investors. Through March 31, 2015, aggregate gross cash proceeds of $3.5 million (approximately $2.9 million after offering costs) were collected in exchange for the issuance of 291,142 shares of our Class A Convertible Preferred Stock, and warrants, exercisable for five years, to purchase up to a total of 194,095 shares of our common stock at an exercise price of $6.00 per share. The Company intends to use the net proceeds for working capital purposes.

Pursuant to the subscription agreements, the Company issued shares of a newly established Class A Convertible Preferred Stock and warrants to purchase common stock of Cryoport. The shares and warrants were issued as a unit (a “Unit”) consisting of (i) one share of Class A Convertible Preferred Stock and (ii) one warrant to purchase 0.67 shares of the Company’s common stock at an exercise price of $6.00 per share, which were immediately exercisable and may be exercised at any time on or before March 31, 2019.

Pursuant to the terms of the 5% Bridge Notes issued by the Company between December 2013 and March 2014 with a total original principal amount of $1,793,000, the issuance of the Units to Class A Investors at $12.00 per Unit entitled the holders of the 5% Bridge Notes to convert up to the entire principal and accrued interest amount under the 5% Bridge Notes into Units at a rate of $10.80 per Unit. Through March 31, 2015, 5% Bridge Note holders totaling $1,743,000 in original principal sum elected to convert their 5% Bridge Notes, including accrued interest of $24,000, for Units in exchange for the issuance of 163,608 shares of our Class A Convertible Preferred Stock and warrants to purchase up to 109,072 shares of our common stock at an exercise price of $6.00 per share. Two of the 5% Bridge Note holders that executed subscription agreements to convert 5% Bridge Notes in the aggregate principal amount of $220,000 are affiliates of the Company — Jerrell W. Shelton, the Company’s Chief Executive Officer, and GBR Investments, LLC, which is managed by Richard Rathmann, a Director and Chairman of the Board of Directors of the Company (collectively, the “Affiliates”).

The fair value of the beneficial conversion feature of the convertible preferred stock issuance and the relative fair value of the warrants issued, aggregated $3.0 million through March 31, 2015. This amount was accreted to accumulated deficit and additional paid-in capital during the year ended March 31, 2015.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 11. Stockholders’ Equity - (continued)

Emergent served as the Company’s placement agent in this transaction and received, with respect to the gross proceeds received from Class A Investors who converted their 5% Bridge Notes into Units (not including those conversions by the Affiliates), a commission of 3% and a non-accountable finance fee of 1% of such proceeds, and with respect to gross proceeds received from all other Investors, a commission of 10% and a non-accountable finance fee of 3% of the aggregate gross proceeds received from such Investors, plus reimbursement of legal expenses of up to $40,000. Emergent was issued a warrant to purchase 0.25 shares of common stock at an exercise price of $6.00 per share for each Unit issued in this transaction. The offering of Units to new Investors concluded on February 4, 2015.

As of March 31, 2015, 454,750 shares of Class A Convertible Preferred Stock and 303,167 of the related warrants were outstanding for Class A Investors and 106,432 warrants were outstanding for Emergent in connection with the Class A Convertible Preferred Stock offering and the 5% Bridge Note conversions.

No dividends have been declared as of March 31, 2015; however, the cumulative preferred stock dividend of $301,500 is included in the net loss attributable to common stockholders (see Note 2) and the liquidation preference.

Designation of Class B Convertible Preferred Stock

On February 20, 2015, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation which designated 400,000 shares of the Company’s previously authorized preferred stock, par value $0.001, as Class B Convertible Preferred Stock (“Class B Preferred Stock”). On April 15, 2015, the Company filed with the Secretary of State of the State of Nevada to increase the number of Class B Convertible Preferred stock from 400,000 to 585,000 shares.

The rights, preferences, and privileges of the Class B Preferred Stock are summarized as follows:

•	Dividends shall accrue on shares of Class B Preferred Stock at the rate of $0.96 per annum. Such dividends shall accrue day-to-day, shall be cumulative, and shall be payable on when, as, and if declared by the Board of Directors of the Company.
•	In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of Class B Preferred Stock then outstanding shall be entitled to receive a liquidation preference payment equal to $12.00 per share (subject to appropriate adjustment in the event of a stock dividend, split, combination, or other similar recapitalization) plus any accrued dividends, but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon.
•	Shares of Class B Preferred Stock shall vote together with the common stock on an as-converted basis. Holders of the Class B Preferred Stock will have 2.5 votes per share of Class B Preferred Stock held compared to one vote for each share of the Company’s common stock.
•	At any time after issuance, shares of Class B Preferred Stock shall be convertible into 2.5 shares of common stock. In addition, accrued but unpaid dividends on the Class B Preferred Stock, whether or not declared, will also be convertible into common stock after issuance at the rate of one share for each $4.80 of dividend. Such conversion is subject to adjustment in the event of any stock split or combination, certain dividends and distributions, and any reorganization, recapitalization, reclassification, consolidation, or merger involving the Company.
•	Shares of the Class B Preferred Stock shall be subject to redemption by the Company at any time on or after January 15, 2017, upon payment of $12.00 per share (subject to appropriate adjustment in the event of a stock dividend, split, combination, or other similar recapitalization) plus all accrued but unpaid dividends, whether or not declared, thereon.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 11. Stockholders’ Equity - (continued)

•	Shares of the Class B Preferred stock shall be subject to special mandatory conversion provisions upon a qualified offering (defined as a public offering resulting in at least $5,000,000 of gross cash proceeds), whereby the Class B Preferred Stock is converted into the type of securities issued in such qualified offering at a twenty percent (20%) discount.

Issuance of Class B Convertible Preferred Stock

In February 2015, the Company entered into definitive agreements for a private placement of its securities to certain institutional and accredited investors (the “Class B Investors”) pursuant to certain subscription agreements and elections to convert between the Company and the Class B Investors. Through March 31, 2015, aggregate gross cash proceeds of $1.9 million (approximately $1.7 million after offering costs) were collected in exchange for the issuance of 161,709 shares of our Class B Convertible Preferred Stock, and warrants, exercisable for five years, to purchase up to a total of 107,806 shares of our common stock at an exercise price of $6.00 per share. The Company intends to use the net proceeds for working capital purposes.

Pursuant to the subscription agreements, the Company issued shares of a newly established Class B Convertible Preferred Stock and warrants to purchase common stock of Cryoport. The shares and warrants were issued as a unit (a “Unit”) consisting of (i) one share of Class B Convertible Preferred Stock and (ii) one warrant to purchase 0.67 shares of the Company’s common stock at an exercise price of $6.00 per share, which were immediately exercisable and may be exercised at any time on or before May 31, 2020.

The fair value of the beneficial conversion feature of the convertible preferred stock issuance and the relative fair value of the warrants issued, aggregated $1.9 million through March 31, 2015. This amount was accreted to accumulated deficit and additional paid-in capital during the year ended March 31, 2015.

Emergent served as the Company’s placement agent in this transaction and received, with respect to the gross proceeds received from Class B Investors, a commission of 10% and a non-accountable finance fee of 3% of the aggregate gross proceeds received from such Class B Investors, plus reimbursement of legal expenses of up to $5,000. Emergent was issued a warrant to purchase 0.25 shares of common stock at an exercise price of $6.00 per share for each Unit issued in this transaction. The offering of Units to new Class B Investors will conclude on May 18, 2015.

As of March 31, 2015, 161,709 shares of Class B Convertible Preferred Stock and 107,806 of the related warrants were outstanding for Class B Investors and 38,115 warrants were outstanding for Emergent in connection with the Class B Convertible Preferred Stock offering.

No dividends have been declared as of March 31, 2015; however, the cumulative preferred stock dividend of $3,800 is included in the net loss attributable to common stockholders and the liquidation preference (see Note 2).

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 11. Stockholders’ Equity - (continued)

Common Stock Reserved for Future Issuance

As of March 31, 2015, approximately 8.8 million shares of common stock were issuable upon conversion or exercise of rights granted under prior financing arrangements, preferred stock, stock options and warrants, as follows:

Class A and B convertible preferred stock converted to common stock	1,541,148
Exercise of stock options	1,793,745
Exercise of warrants	5,475,806
Total shares of common stock reserved for future issuances	8,810,699

In August 2014 and January 2015, we issued an aggregate of 3,334 shares of restricted common stock to a consultant in exchange for services. The Company recognized $17,400 in stock-based compensation expense related to these shares for the year ended March 31, 2015.

Note 12. Stock-Based Compensation

Warrant Activity

We typically issue warrants to purchase shares of our common stock to investors as part of a financing transaction or in connection with services rendered by placement agents and consultants. Included in outstanding warrants are 21,905 warrants at March 31, 2015 and 2014, respectively, issued to employees or directors. Our outstanding warrants expire on varying dates through November 2021. A summary of warrant activity is as follows:

	Number of Shares	Weighted- Average Exercise Price/Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
Outstanding – March 31, 2013	3,085,600	$14.16
Issued	2,103,436	4.20
Exercised	(77,193)	2.64
Forfeited	(3,311)	101.88
Expired	(9,004)	95.52
Outstanding – March 31, 2014	5,099,528	10.08
Issued	826,284	6.00
Exercised	(23,256)	4.08
Expired	(426,750)	39.36
Outstanding – March 31, 2015	5,475,806	$7.20	2.6	$11,225,300
Vested (exercisable) – March 31, 2015	5,278,516	$7.20	2.4	$10,704,400

(1)	Aggregate intrinsic value represents the difference between the exercise price of the warrant and the closing market price of the common stock on March 31, 2015, which was $8.64 per share.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation - (continued)

The following table summarizes information with respect to warrants outstanding and exercisable at March 31, 2015:

Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.28 – 2.40	198,965	3.3	$2.40	198,965	$2.40
$2.52 – 4.44	1,729,315	3.5	$4.44	1,729,315	$4.44
$4.56 – 8.28	1,734,819	3.0	$7.20	1,537,529	$7.20
$8.40 – 11.04	1,785,964	0.7	$9.24	1,785,964	$9.24
$11.16 – 129.60	26,743	2.2	$85.92	26,743	$85.92
	5,475,806			5,278,516

Stock Options

We have three stock incentive plans: the 2002 Stock Incentive Plan (the “2002 Plan”), the 2009 Stock Incentive Plan (the “2009 Plan”) and the 2011 Stock Incentive Plan (the “2011 Plan”), (collectively, the “Plans”). The 2002 Plan expired and no options have been granted pursuant the 2002 Plan or 2009 Plan subsequent to the adoption of the 2011 Plan. On September 6, 2013 the stockholders approved an increase to the number of shares of the Company’s common stock available for issuance under the 2011 Plan by 591,667 shares. On August 29, 2014 the stockholders approved an increase to the number of shares of the Company’s common stock available for issuance by 125,000 shares. As of March 31, 2015, the Company has 25,314 shares and 157,482 available for future awards under the 2009 Plan and the 2011 Plan, respectively. In December 2014, 262,500 options were granted outside the plan to Jerrell Shelton, the Company’s Chief Executive Officer.

During each of the two years in the period ended March 31, 2015, we granted stock options at exercise prices equal to or greater than the quoted market price of our common stock on the grant date. The fair value of each option grant was estimated on the date of grant using Black-Scholes with the following weighted average assumptions:

	March 31,
	2015	2014
Expected life (years)	1.5 – 6.1	1.6 – 6.0
Risk-free interest rate	0.31% – 2.03%	0.19% – 1.84%
Volatility	103% – 128%	127% – 140%
Dividend yield	0%	0%

The expected option life assumption is estimated based on the simplified method. Accordingly, the Company has utilized the average of the contractual term of the options and the weighted average vesting period for all options to calculate the expected option term. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of our employee stock options. The expected volatility is based on the historical volatility of our stock commensurate with the expected life of the stock-based award. We do not anticipate paying dividends on the common stock in the foreseeable future.

We recognize stock-based compensation cost over the vesting period using the straight-line single option method. Stock-based compensation expense is recognized only for those awards that are ultimately expected to vest. An estimated forfeiture rate has been applied to unvested awards for the purpose of calculating compensation cost. The estimated forfeiture rate of 0% per year is based on the historical forfeiture activity of

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation - (continued)

unvested stock options. These estimates are revised, if necessary, in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

A summary of stock option activity is as follows:

	Number of Shares	Weighted- Average Exercise Price/Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
Outstanding – March 31, 2013	424,645	$5.64
Granted (weighted-average fair value of $2.88 per share)	639,439	3.36
Exercised	(54,750)	2.40
Forfeited	(16,484)	3.84
Expired	(1,667)	72.00
Outstanding – March 31, 2014	991,183	4.20
Granted (weighted-average fair value of $4.20 per share)	955,199	4.92
Exercised	(657)	3.24
Forfeited	(150,130)	4.56
Expired	(1,850)	27.48
Outstanding – March 31, 2015	1,793,745	$4.56	8.3	$7,761,500
Vested (exercisable) – March 31, 2015	686,849	$4.68	6.8	$3,119,200
Unvested (unexercisable) – March 31, 2015	1,106,897	$4.44	3.3	$4,642,300

(1)	Aggregate intrinsic value represents the difference between the exercise price of the option and the closing market price of the common stock on March 31, 2015, which was $8.64 per share.

The following table summarizes information with respect to stock options outstanding and exercisable at March 31, 2015:

Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.04 – 4.68	856,959	7.8	$3.36	473,531	$3.12
$4.80 – 6.24	835,501	9.4	$4.92	121,676	$5.16
$6.36 – 11.76	90,103	4.7	$7.92	80,772	$8.04
$12.60 – 26.40	4,467	5.4	$19.44	4,155	$19.68
$51.60 – 99.72	6,715	1.5	$55.44	6,715	$55.44
	1,793,745			686,849

As of March 31, 2015, there was unrecognized compensation expense of $4.2 million related to unvested stock options, which we expect to recognize over a weighted average period of 3.3 years.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 13. Income Taxes

Significant components of the Company’s deferred tax assets as of March 31, 2015 and 2014 are shown below:

	March 31,
	2015	2014
	(000’s)
Deferred tax assets:
Net operating loss carryforward	$16,830	$15,379
Research credits	56	60
Expenses recognized for granting of options and warrants	1,554	1,651
Accrued expenses and reserves	20	135
Valuation allowance	(18,460)	(17,225)
	$—	$—

Based on the weight of available evidence, the Company’s management has determined that it is more likely than not that the net deferred tax assets will not be realized. Therefore, the Company has recorded a full valuation allowance against the net deferred tax assets. The Company’s income tax provision consists of state minimum taxes.

The income tax provision differs from that computed using the federal statutory rate applied to income before taxes as follows:

	March 31,
	2015	2014
Computed tax benefit at federal statutory rate	$(2,382,000)	$(6,650,000)
State tax, net of federal benefit	(187,000)	(327,000)
Warrant MTM Adjustment	—	(7,000)
Induced conversion costs	—	4,663,000
Interest expense	462,000	—
Permanent items and other	873,600	4,600
Valuation allowance	1,235,000	2,318,000
	$1,600	$1,600

At March 31, 2015, the Company has federal and state net operating loss carryforwards of approximately $43,386,000 and $36,057,000 which will begin to expire in 2019, unless previously utilized, and as of 2012 have already begun to for state carryforwards. At March 31, 2015, the Company has federal and California research and development tax credits of approximately $18,000 and $58,000, respectively. The federal research tax credit begins to expire in 2026 unless previously utilized and the California research tax credit has no expiration date.

Utilization of the net operating loss and research and development carryforwards might be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 13. Income Taxes - (continued)

The Company has not completed a study to assess whether an ownership change has occurred. If the Company has experienced an ownership change, utilization of the NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact its effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

On September 13, 2013, the U.S. Treasury Department released final income tax regulations on the deduction and capitalization of expenditures related to tangible property. These final regulations apply to tax years beginning on or after January 1, 2014. The Company adopted the tax treatment of expenditures to improve tangible property and the capitalization of inherently facilitative costs to acquire tangible property as of April 1, 2014. The tangible property regulations required the Company to make additional tax accounting method changes as of April 1, 2014; however, the impact of these changes was not material to the Company’s consolidated financial position, its results of operations or its footnote disclosures.

Note 14. Quarterly Financial Data (Unaudited)

A summary of quarterly financial data is as follows ($ in ‘000’s):

	Quarter Ended
	June 30	September 30	December 31	March 31
Year ended March 31, 2015
Total revenues	$937	$825	$975	$1,198
Gross margin	$339	$225	$235	$370
Operating loss	$(1,168)	$(1,375)	$(1,357)	$(1,693)
Net loss	$(2,297)	$(1,385)	$(1,408)	$(1,937)
Net loss per share attributable to common stockholders – basic and diluted	$(0.61)	$(0.64)	$(0.40)	$(0.79)

Year ended March 31, 2014
Total revenues	$488	$580	$757	$835
Gross margin	$55	$72	$167	$143
Operating loss	$(1,260)	$(1,287)	$(1,257)	$(1,274)
Net loss	$(1,324)	$(14,960)	$(1,840)	$(1,441)
Net loss per share attributable to common stockholders – basic and diluted	$(0.42)	$(4.59)	$(0.37)	$(0.29)

Earnings per basic and diluted shares are computed independently for each of the quarters presented based on basic and diluted shares outstanding per quarter and, therefore, may not sum to the totals for the year.

Cryoport, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 15. Subsequent Events

From April 6, 2015 to May 18, 2015, the Company issued additional shares of the Class B Convertible Preferred Stock to Class B Investors. Gross proceeds of $4.2 million (approximately $3.6 million after offering costs) were collected in exchange for the issuance of 347,637 shares of our Class B Convertible Preferred Stock, and warrants, exercisable for five years, to purchase up to a total of 231,758 shares of our common stock at an exercise price of $6.00 per share. In May 2015, Mrs. Richard Berman, spouse of a board member, participated in the Class B Convertible Preferred Stock offering and the Company issued 1,667 shares of Class B convertible preferred stock each in exchange for an aggregate amount of $20,000. The Company intends to use the net proceeds for working capital purposes.

On May 7, 2015, the Company granted employees and members of the board of director’s options to purchase 465,625 and 20,834 shares of common stock, respectively, with an exercise price of $7.80 per share, of which 355,000 shares were issued outside of a plan. The exercise price for the shares of common stock pursuant to the option is equal to the fair market value of the Company’s common stock on the date of grant.

Value Proposition

Efficient • Effective • Reliable

First to Market With Unique Cryogenic Logistics Solutions
Continuous Creation & Expansion of Innovative Solutions
Winning Management Team
Significant Revenue Growth Potential
cryoport
Comprehensive, Easy to Employ Solutions
"Green" Environmentally Friendly Materials & Solutions
Complete "Chain-of-Custody" & "Chain-of-Condition" Information
Gaining Market Share in Growing Life Sciences Market

1,953,125 Units

PROSPECTUS

Until            , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained or incorporated by reference to this prospectus in deciding whether to purchase our common stock. We have not authorized anyone to provide you with information different from that contained or incorporated by reference to this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by us in connection with the offering described in this registration statement. All of the amounts shown are estimates except the SEC registration fee:

SEC Registration Fee	$
Accounting Fees and Expenses		$35,000.00	*
Printing and Engraving Expenses		$20,000.00	*
Blue Sky Filing Fees		$10,000.00	*
Legal Fees and Expenses		$125,000.00	*
Miscellaneous		$.00	*
Total		$200,000.00

*	Estimated

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Under the Nevada Revised Statutes and our Amended and Restated Articles of Incorporation, as amended, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his “duty of care.” This provision does not apply to the directors’ (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of transactions by Cryoport during the past three years involving the issuance and sale of Cryoport’s securities that were not registered under the Securities Act. Unless otherwise indicated, the issuance of the securities in the transactions below were deemed to be exempt from registration under the Securities Act by virtue of the exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering, or by virtue of the exemption under Rule 506 of the Securities Act and Regulation D promulgated thereunder.

On March 6, 2015, the Company issued a convertible promissory note (the “Exchange Note”), effective February 20, 2015, in the aggregate original amount of $35,761, which is convertible into shares of the Company’s common stock in an amount equal to the principal and accrued interest outstanding under a promissory note issued in 2005. The amended and restated note was issued to an accredited investor in exchange for all of the principal and accrued interest outstanding under a promissory note issued in 2005. In connection with the Exchange Note, on March 2, 2015, the Company issued a warrant to purchase 1,490 shares of the Company’s common stock at an exercise price of $6.00 to an accredited investor in exchange for all of the principal and accrued interest outstanding under a promissory note issued in 2005.

On March 6, 2015, the Company issued amended and restated convertible promissory notes (the “Amended and Restated Note”), effective March 2, 2015, in the aggregate original amounts of $448,200, $266,700 and $208,900 which are convertible into shares of the Company’s common stock based on the outstanding principal at the time of a Qualified Offering (as defined therein). The amended and restated notes were issued to three accredited investors as an amendment and restatement of promissory notes issued in 2005. In connection with the Amended and Restated Notes, the Company issued warrants to purchase an aggregate of 78,651 shares of the Company’s common stock at an exercise price of $6.00 to the accredited investors, a part of which was issued as compensation for fees and other expenses incurred by the accredited investors in connection with the Amended and Restated Notes.

Between February and June 9, 2015, the company conducted a private placement pursuant to which the Company sold and issued an aggregate of 534,571 shares of Class B Convertible Preferred Stock and warrants to purchase 356,381 shares of common stock at $12.00 per unit, for gross proceeds of $6.4 million. Emergent Financial Group, Inc. served as the Company’s placement agent in this transaction and received a commission of 10% and a non-accountable finance fee of 3% of the aggregate gross proceeds received from the investors, plus reimbursement of up to $5,000 of legal expenses. Emergent Financial Group, Inc. will also be issued a warrant to purchase 0.25 shares of common stock at an exercise price of $6.00 per share for each share of Class B Convertible Preferred Stock issued in this transaction.

In January 2015, we issued 1,667 shares of restricted common stock to a consultant in exchange for services. The Company recognized $8,400 in expense related to these shares for the year ended March 31, 2015.

Between December 2014 and February 2015, we issued 2014 Series Secured Promissory Notes (the “7% Bridge Notes”) in the aggregate original principal amount of $915,000. The 7% Bridge Notes accrue interest at a rate of 7% per annum. All principal and interest is due on July 1, 2015 unless we elect to extend the maturity date to January 1, 2016 by providing written notice to the note holders and a warrant to purchase a number of shares of common stock equal to (a) the then outstanding principal balance of the note, divided by (b) $6.00 multiplied by 125%. In connection with the issuance of the notes, we issued the note holders warrants to purchase 190,625 shares of common stock at an exercise price of $6.00 per share. The warrants are exercisable on May 31, 2015 and expire on November 20, 2021.

In August 2014, we issued 1,667 shares of restricted common stock to a consultant in exchange for services. The Company recognized $9,000 in expense related to these shares for the year ended March 31, 2015.

Between May 2014 and February 2015, the Company conducted a private placement pursuant to which the Company sold and issued an aggregate of 291,142 shares of Class A Convertible Preferred Stock and warrants to purchase 194,095 shares of common stock, at $12.00 per unit, for gross proceeds of $3.5 million. In addition, the Company issued an aggregate of 163,608 shares of Class A Convertible Preferred Stock and warrants to purchase 109,072 shares of common stock of the Company in exchange for the conversion of the 5% Bridge Notes with an original principal and accrued interest amount of $1,766,997. Emergent Financial Group, Inc. served as the Company’s placement agent in this transaction and received, with respect to the gross proceeds received from investors who converted their 5% Bridge Notes, a commission of 3% and a non-accountable finance fee of 1% of such proceeds, and with respect to gross proceeds received from all other investors, a commission of 10% and a non-accountable finance fee of 3% of the aggregate gross proceeds received from such investors, plus reimbursement of legal expenses of up to $40,000. Emergent

Financial Group, Inc. will also be issued a warrant to purchase 0.25 shares of common stock at an exercise price of $6.00 per share for each share of Class A Convertible Preferred Stock issued in this transaction.

In the fourth quarter of fiscal year 2014, the Company issued to certain accredited investors 5% Bridge Notes in the original principal amount of $1,352,000, including a note in the amount of $50,000 issued to Jerrell Shelton, the Company’s Chief Executive Officer as well as a note in the amount of $100,000 issued to GBR Investments, LLC, of which Richard Rathmann, a Director of the Company, is the manager. All principal and interest under the 5% Bridge Notes was due on June 30, 2014. In connection therewith, the Company also granted such accredited investors warrants to purchase 56,334 shares of common stock at an exercise price of $5.88 per share. The warrants are exercisable on May 31, 2014 and expire on December 31, 2018.

In December 2013, the Company issued to certain accredited investors 5% Bridge Notes in the original principal amount of $441,000, including a note in the amount of $70,000 issued to Jerrell Shelton, the Company’s Chief Executive Officer. In connection therewith, the Company also granted such accredited investors warrants to purchase 18,375 shares of common stock at an exercise price of $5.88 per share. The warrants are exercisable on May 31, 2014 and expire on December 31, 2018. Emergent Financial Group, Inc. served as the Company’s placement agent in connection with the placement of the 5% Bridge Notes and earned a commission of 9% of the original principal balance of such notes, excluding the note issued to Jerrell Shelton, or $33,390 at the time of the original issuance of such notes.

On September 27, 2013, September 30, October 2, and October 3, 2013, the Company issued 1,719,668 units (the “Units”) at a price of $2.40 per Unit, with each Unit consisting of (i) one share of common stock of the Company and (ii) one warrant to purchase one share of common stock of the Company at an exercise price of $4.44 per share in exchange for the retirement of $4,127,200 of outstanding principal and interest under the Bridge Notes. The warrants are exercisable beginning on March 31, 2014 and have a term of five years from date of issuance. The aggregate amount converted includes $101,900 and $202,700 of outstanding principal and interest under Notes respectively held by Richard G. Rathmann, a director, and GBR Investments, LLC, in which Mr. Rathmann is the manager. Emergent Financial Group, Inc. served as the Company’s placement agent in connection with the original placement of the Bridge Notes and was issued a warrant to purchase 159,272 shares of common stock of the Company at an exercise price of $2.40 per share in connection with the conversion of such notes. Emergent Financial Group, Inc. did not receive any compensation with respect to the Bridge Notes issued to Richard G. Rathmann or GBR Investments, LLC or the conversion of such Bridge Notes.

On July 12, 2013 and August 12, 2013, GBR Investments, LLC, invested $100,000 in the Bridge Notes and also received a warrant to purchase 33,324 and 28,736 shares of common stock, respectively, at an exercise price of $3.00 and $3.48 per share, respectively. The terms were set and offered by the Company to certain accredited investors prior to GBR’s participation. Richard Rathmann, a member of the Board of Directors of the Company, is the Manager of GBR investments, LLC and is considered an indirect beneficial owner of these securities.

During June 2013, the Company issued warrants to purchase 87,720 shares of the Company’s common stock at an exercise price of $2.28 per share and a five year life to accredited investors in connection with the issuance of certain Bridge Notes in the aggregate amount of $200,000.

On June 28, 2013, the Company granted options to three officers of the Company, Jerrell Shelton, Chief Executive Officer, Robert Stefanovich, Chief Financial Officer and Steve Leatherman, Chief Commercial Officer to purchase 325,209 shares, 69,918 shares and 67,255 shares, respectively, of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock, or $3.24 per share. These options were granted outside of the Company’s incentive plans.

In the fourth quarter of fiscal year 2013, the Company issued to certain accredited investors unsecured convertible promissory notes (the “Bridge Notes”) in the original principal amount of $1,294,500. The Bridge Notes accrue interest at a rate of 15% per annum from date of issuance until January 31, 2013 and at a rate of 5% per annum from February 1, 2013 through the date of payment, in each case on a non-compounding basis. All principal and interest under the Bridge Notes will be due on December 31, 2013. In the event the

Company designated and issued preferred stock while the Bridge Notes were outstanding, the Bridge Notes were convertible into shares of such preferred stock at a conversion rate equal to the price per share paid to the Company in connection with the issuance of such preferred stock at the option of the holder of the Bridge Notes. Effective on April 19, 2013, the Company amended the Bridge Notes whereby in the event that the Company issues one or more types of equity securities (a “Transaction”) before the maturity of the Bridge Notes, the holder may elect to convert all or a portion of the principal and accrued interest into shares of such equity securities issued in a Transaction at a conversion rate equal to the price per share paid to the Company in connection with the issuances. The Company is required to notify the holder of a Transaction within 10 days of each Transaction and the holder has the option until the later of (a) ten (10) days after such notices or (b) December 15, 2013 to elect in writing to convert.

In November 2012, the Company awarded the Company’s new Chief Executive Officer an option to purchase 83,334 shares of the Company’s common stock with an exercise price of $2.40 per share. The option vests in six equal monthly installments.

In April 2012, the Company issued a warrant to purchase 2,500 shares of the Company’s common stock at an exercise price of $6.00 per share to a consultant for services rendered to the Company.

ITEM 16. EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement. Incorporated by reference to Cryoport’s Amendment No. 3 to Registration Statement on Form S-1 dated June 12, 2015 and referred to as Exhibit 1.1.
3.1	Amended and Restated Articles of Incorporation of the Company, as amended. Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2012.
3.2	Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K dated October 23, 2012.
3.3	Cryoport Systems, Inc. 2002 Stock Incentive Plan adopted by the Board of Directors on October 1, 2002. Incorporated by reference to Exhibit 3.13 to the Company’s Registration Statement on Form 10-SB/A2 dated January 26, 2006.
3.4	Amended and Restated Certificate of Designation of Class A Preferred Stock. Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated March 26, 2015.
3.5	Certificate of Designation of Class B Preferred Stock. Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated February 20, 2015.
3.6	Amendment to Certificate of Designation of Class B Preferred Stock. Incorporated by reference to Cryoport’s Amendment No. 1 to Registration Statement on Form S-1 dated April 17, 2015 and referred to as Exhibit 3.6.
3.7	Certificate of Change filed with the Nevada Secretary of State on May 12, 2015. Incorporated by reference to Exhibit 3.7 of the Company’s Annual Report on Form 10-K filed with the SEC on May 19, 2015.
3.8+	Amendment to Certificate of Designation of Class A Preferred Stock.
3.9+	Amendment to Certificate of Designation of Class B Preferred Stock.
4.1	Form of Common Stock Purchase Warrant dated September 28, 2007. Incorporated by reference to Cryoport’s Registration Statement on Form SB-2 dated November 9, 2007.
4.2	Common Stock Purchase Warrant dated May 30, 2008. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated June 9, 2008.
4.3	Common Stock Purchase Warrant dated May 30, 2008. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated June 9, 2008.
4.4	Form of Warrant and Warrant Certificate in connection with the February 25, 2010 public offering. Incorporated by reference to Cryoport’s Amendment No. 5 to Form S-1/A Registration Statement dated February 9, 2010.
4.5	Form of Securities Purchase Agreement in connection with the August to October 2010 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated October 19, 2010.
4.6	Form of First Amendment to Security Purchase Agreement in connection with the August to October 2010 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated October 19, 2010.
4.7	Form of Securities Purchase Agreement (Continuation of the Placement) in connection with the August to October 2010 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated October 19, 2010.
4.8	Registration Rights Agreement in connection with the August to October 2010 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated October 19, 2010.

Exhibit No.	Description
4.9	Form of Joinder to Registration Rights Agreement in connection with the August to October 2010 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated October 19, 2010.
4.10	Form of Securities Purchase Agreement in connection with the February 2011 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated April 1, 2011.
4.11	Form of Registration Rights Agreement in connection with the February 2011 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated April 1, 2011.
4.12	Form of Warrant in connection with the August to October 2010 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1/A dated April 22, 2011.
4.13	Form of Warrant in connection with the February 2011 private placement. Incorporated by reference to Cryoport’s Registration Statement on Form S-1/A dated April 22, 2011.
4.14	Form of Securities Purchase Agreement. Incorporated by reference to Cryoport’s Current Report on Form 8-K filed with the SEC on February 24, 2012.
4.15	Form of Registration Rights Agreement. Incorporated by reference to Cryoport’s Current Report on Form 8-K filed with the SEC on February 24, 2012.
4.16	Form of Warrant. Incorporated by reference to Cryoport’s Current Report on Form 8-K filed with the SEC on February 24, 2012.
4.17	Warrant issued to Rodman & Renshaw, LLC in connection with the February 25, 2010 public offering. Incorporated by reference to CryoPort’s Registration Statement on Form S-1 dated October 19, 2010.
4.18	Form of Warrant issued with Convertible Promissory Notes. Incorporated by reference to Exhibit 4.20 of Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013.
4.19	Form of Warrant issued upon Conversion of Convertible Promissory Notes. Incorporated by reference to Exhibit 4.21 of Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013.
4.20	Form of Warrant Issued to Placement Agents. Incorporated by reference to Exhibit 4.22 of Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013.
4.21	Form of Warrant issued with Convertible Promissory Notes (5% Bridge Notes). Incorporated by reference to Exhibit 4.23 of Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2013.
4.22	Form of Warrant issued in connection with the May 2014 private placement. Incorporated by reference to Exhibit 4.24 of Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2014.
4.23	Warrant to Purchase Common Stock. Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated December 9, 2014.
4.24	Warrant to Purchase Common Stock. Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated February 20, 2015.
4.25	Form of Warrant issued in connection with the Exchange and Investment Agreement. Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated March 9, 2015.
4.26	Form of March Warrant issued in connection with the Investment Agreement. Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated March 9, 2015.

Exhibit No.	Description
4.27	Form of March Fee Warrant issued in connection with the Investment Agreement. Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K dated March 9, 2015.
4.28+	Form of Warrant and Warrant Certificate to be issued in connection with the offering contemplated by this Registration Statement on Form S-1.
4.29	Form of Warrant to be issued to Aegis Capital Corp. Incorporated by reference to Cryoport’s Amendment No. 3 to Registration Statement on Form S-1 dated June 12, 2015 and referred to as Exhibit 4.29.
5.1+	Legal Opinion of Snell & Wilmer L.L.P.
10.1.1	Commercial Promissory Note between Cryoport, Inc. and D. Petreccia executed on August 26, 2005. Incorporated by reference to Cryoport’s Registration Statement on Form 10-SB/A4 dated February 23, 2006.
10.1.2	Commercial Promissory Note between Cryoport, Inc. and J. Dell executed on September 1, 2005. Incorporated by reference to Cryoport’s Registration Statement on Form 10-SB/A4 dated February 23, 2006.
10.1.3	Commercial Promissory Note between Cryoport, Inc. and P. Mullens executed on September 2, 2005. Incorporated by reference to Cryoport’s Registration Statement on Form 10-SB/A4 dated February 23, 2006.
10.1.4	Commercial Promissory Note between Cryoport, Inc. and R. Takahashi executed on August 25, 2005. Incorporated by reference to Cryoport’s Registration Statement on Form 10-SB/A4 dated February 23, 2006.
10.2.1	Lease Agreement dated June 26, 2007 between CryoPort, Inc. and Viking Investors — Barents Sea LLC. Incorporated by reference to CryoPort’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 and referred to as Exhibit 10.5.
10.2.2	Second Amendment To Lease: Renewal dated August 24, 2009, between CryoPort, Inc. and Viking Inventors-Barents Sea LLC. Incorporated by reference to Cryoport’s Amendment No. 1 to Form S-1/A Registration Statement dated January 12, 2010.
10.2.3	Third Amendment to Lease: Renewal dated June 8, 2010 between Viking Investors Barents Sea, LLC. Incorporated by reference to Exhibit 10.5.3 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2013.
10.3	Securities Purchase Agreement dated September 27, 2007. Incorporated by reference to Cryoport’s Registration Statement on Form SB-2 dated November 9, 2007 and referred to as Exhibit 10.6.
10.4	Registration Rights Agreement dated September 27, 2007. Incorporated by reference to Cryoport’s Registration Statement on Form SB-2 dated November 9, 2007 and referred to as Exhibit 10.7.
10.5	Security Agreement dated September 27, 2007. Incorporated by reference to Cryoport’s Registration Statement on Form SB-2 dated November 9, 2007 and referred to as Exhibit 10.8.
10.6	Securities Purchase Agreement dated May 30, 2008. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated June 9, 2008 and referred to as Exhibit 10.10.
10.7	Registration Rights Agreement dated May 30, 2008. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated June 9, 2008 and referred to as Exhibit 10.11.
10.8	Waiver dated May 30, 2008. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated June 9, 2008 and referred to as Exhibit 10.12.
10.9	Security Agreement dated May 30, 2008. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated June 9, 2008 and referred to as Exhibit 10.13.

Exhibit No.	Description
10.10	Consent, Waiver and Agreement with Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, Ena, BridgePointe Master Fund Ltd. and Cryoport Inc. and its subsidiary dated July 30, 2009. Incorporated by reference to Cryoport’s Current Report on Form 8-K dated July 29, 2009 and referred to as Exhibit 10.15.
10.11.1	Master Consulting and Engineering Services Agreement dated October 9, 2007 with KLATU Networks, LLC and CryoPort, Inc. Incorporated by reference to Cryoport, Inc.’s Registration Statement on Form S-8 dated March 25, 2009 and referred to as Exhibit 10.2.
10.11.2	First Amendment to Master Consulting and Engineering Services Agreement dated as of April 23, 2009, between CryoPort, Inc. and KLATU Networks, LLC. Incorporated by reference to Cryoport’s Registration Statement on Form S-1/A dated December 17, 2010 and referred to as Exhibit 10.32.
10.11.3	Second Amendment to Master Consulting and Engineering Services Agreement dated as of November 1, 2010, between CryoPort, Inc. and KLATU Networks, LLC. Incorporated by reference to Cryoport’s Registration Statement on Form S-1/A dated December 17, 2010 and referred to as Exhibit 10.33.
10.12	Stock Option Agreement ISO under the 2002 Stock Incentive Plan of Cryoport Systems, Inc. Incorporated by reference to Exhibit 3.14 to the Company’s Registration Statement on Form 10-SB/A2 dated January 26, 2006.
10.13	Stock Option Agreement NSO under the 2002 Stock Incentive Plan of Cryoport Systems, Inc. Incorporated by reference to Exhibit 3.15 to the Company’s Registration Statement on Form 10-SB/A2 dated January 26, 2006.
10.14	2009 Stock Incentive Plan of the Company. Incorporated by reference to Exhibit 10.21 of the Company’s Current Report on Form 8-K dated October 15, 2009 and referred to as Exhibit 10.21.
10.15	Form Incentive Stock Option Award Agreement under the 2009 Stock Incentive Plan of the Company. Incorporated by reference to Exhibit 10.22 of the Company’s Current Report on Form 8-K dated October 9, 2009.
10.16	Form of Non-Qualified Stock Option Award Agreement under the 2009 Stock Incentive Plan of the Company. Incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-8 dated April 27, 2010.
10.17	2011 Stock Incentive Plan (as amended and restated). Incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 30, 2012.
10.18	Form of Stock Option Award Agreement. Incorporated by reference to Exhibit 10.37 to Cryoport’s Current Report on Form 8-K filed with the SEC on September 27, 2011.
10.19	Form of Non-Qualified Stock Option Award Agreement. Incorporated by reference to Exhibit 10.38 to Cryoport’s Current Report on Form 8-K filed with the SEC on September 27, 2011.
10.20	Form of Convertible Promissory Note. Incorporated by reference to Exhibit 10.24 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2013.
10.21	Form of Amendment to Convertible Promissory Note. Incorporated by reference to Exhibit 10.25 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2013.
10.22	Form of Convertible Promissory Note. Incorporated by reference to Exhibit 10.26 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2013.
10.23*	Employment Agreement between the Company and Jerrell Shelton. Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 6, 2012 and referred to as Exhibit 10.45.

Exhibit No.	Description
10.24*	Stock Option Agreement dated November 5, 2012 between the Company and Jerrell Shelton. Incorporated by reference to Exhibit 10.28 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2013.
10.25#	Master Agreement between the Company and Federal Express Corporation dated January 1, 2013. Incorporated by reference to the Company’s Current Report on Form 8-K filed on January 8, 2013 and referred to as Exhibit 10.1.
10.26*	Employment Agreement dated June 28, 2013 with Jerrell Shelton. Incorporated by reference to Exhibit 10.30 to Cryoport’s Current Report on Form 8-K filed with the SEC on July 3, 2013.
10.27	Form of Convertible Promissory Notes issued with Warrants. Incorporated by reference to Exhibit 10.31 to Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013.
10.28	Form of Letter of Tender and Exchange. Incorporated by reference to Exhibit 10.32 to Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013.
10.29	Form of Convertible Promissory Note (5% Bridge Note) issued with Warrants. Incorporated by reference to Exhibit 10.33 to Cryoport’s Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2013.
10.30	Form of Subscription Agreement in connection with the May 2014 private placement. Incorporated by reference to Exhibit 10.34 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2014.
10.31	Form of Election to Convert in connection with the May 2014 private placement. Incorporated by reference to Exhibit 10.35 to Cryoport’s Annual Report on Form 10-K filed with the SEC on June 25, 2014.
10.32	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.1 to Cryoport’s Current Report on Form 8-K filed with the SEC on July 16, 2014.
10.33	Subscription Agreement and Letter of Investment Intent. Incorporated by reference to Exhibit 10.1 to Cryoport’s Current Report on Form 8-K filed with the SEC on December 9, 2014.
10.34	2014 Series Secured Promissory Note. Incorporated by reference to Exhibit 10.2 to Cryoport’s Current Report on Form 8-K filed with the SEC on December 9, 2014.
10.35	Security Agreement. Incorporated by reference to Exhibit 10.3 to Cryoport’s Current Report on Form 8-K filed with the SEC on December 9, 2014.
10.36	Subscription Agreement and Letter of Investment Intent. Incorporated by reference to Exhibit 10.1 to Cryoport’s Current Report on Form 8-K filed with the SEC on February 20, 2015.
10.37	Form of Note Exchange Agreement and Letter of Investment Intent, dated February 19, 2015. Incorporated by reference to Exhibit 10.1 to Cryoport’s Current Report on Form 8-K filed with the SEC on March 9, 2015.
10.38	Form of Exchange Note issued in connection with the Exchange and Investment Agreement. Incorporated by reference to Exhibit 10.2 to Cryoport’s Current Report on Form 8-K filed with the SEC on March 9, 2015.
10.39	Form of Letter of Investment Intent, dated March 2, 2015. Incorporated by reference to Exhibit 10.3 to Cryoport’s Current Report on Form 8-K filed with the SEC on March 9, 2015.
10.40	Form of Amended and Restate Note issued in connection with the Exchange and Investment Agreement. Incorporated by reference to Exhibit 10.4 to Cryoport’s Current Report on Form 8-K filed with the SEC on March 9, 2015.

Exhibit No.	Description
10.41	Amendment to Simple Interest Commercial Promissory Note, dated March 2, 2015. Incorporated by reference to Exhibit 10.5 to Cryoport’s Current Report on Form 8-K filed with the SEC on March 9, 2015.
10.42*	Stock Option Agreement dated December 18, 2014 between the Company and Jerrell Shelton. Incorporated by reference to Exhibit 10.42 of the Company’s Annual Report on Form 10-K filed with the SEC on May 19, 2015.
21	Subsidiaries of Registrant. Incorporated by reference to Cryoport’s Registration Statement on Form S-1 dated March 25, 2015.
23.1+	Consent of Independent Registered Public Accounting Firm — KMJ Corbin & Company LLP.
23.2+	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1).
101.INS	XBRL Instance Document incorporated by reference to Exhibit 101.INS to the Company’s Amendment No. 2 to Registration Statement on Form S-1A dated May 22, 2015.
101.SCH	XBRL Taxonomy Extension Schema Document incorporated by reference to Exhibit 101.SCH to the Company’s Amendment No. 2 to Registration Statement on Form S-1A dated May 22, 2015.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document incorporated by reference to Exhibit 101.CAL to the Company’s Amendment No. 2 to Registration Statement on Form S-1A dated May 22, 2015.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document incorporated by reference to Exhibit 101.DEF to the Company’s Amendment No. 2 to Registration Statement on Form S-1A dated May 22, 2015.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document incorporated by reference to [Exhibit 101.LAB to the Company’s Amendment No. 2 to Registration Statement on Form S-1A dated May 22, 2015.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document incorporated by reference to Exhibit 101.PRE to the Company’s Amendment No. 2 to Registration Statement on Form S-1A dated May 22, 2015.

*	Indicates a management contract or compensatory plan or arrangement.
#	Confidential portions omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
+	Filed herewith.
†	To be filed by Amendment.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

*(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

*(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lake Forest, California, on this 22nd day of June, 2015.

CRYOPORT, INC.
Dated: June 22, 2015	By: /S/ JERRELL W. SHELTON Jerrell W. Shelton Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jerrell W. Shelton Jerrell W. Shelton	Chief Executive Officer and Director (Principal Executive Officer)	June 22, 2015
/s/ Robert S. Stefanovich Robert S. Stefanovich	Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2015
/s/ Richard G. Berman Richard J. Berman	Director	June 22, 2015
/s/ Ramkumar Mandalam, Ph.D Ramkumar Mandalam	Director	June 22, 2015
/s/ Edward Zecchini Edward Zecchini	Director	June 22, 2015
/s/ Richard G. Rathmann Richard G. Rathmann	Director	June 22, 2015